PROSPECTUS	FILED PURSUANT TO RULE 424(b)(3) REGISTRATION NO. 333-1000330

LBI Media, Inc.

Offer to Exchange

$150,000,000 Aggregate Principal Amount of 10 1/8% Senior Subordinated Notes due 2012

that have been registered under the Securities Act of 1933, as amended,

for any and all of its outstanding

$150,000,000 Aggregate Principal Amount of 10 1/8% Senior Subordinated Notes due 2012

We hereby offer, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal, to exchange up to $150,000,000 aggregate principal amount of our registered 10 1/8% Senior Subordinated Notes due 2012, which we refer to as the exchange notes, for a like principal amount of our outstanding 10 1/8% Senior Subordinated Notes due 2012, which we refer to as the old notes. We refer to the old notes and the exchange notes collectively as the notes. The terms of the exchange notes are substantially identical to the terms of the old notes in all material respects, except for the elimination of some transfer restrictions, registration rights and liquidated damages provisions relating to the old notes.

We will accept for exchange any and all old notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on June 2, 2003, unless extended. We will not receive any proceeds from the exchange offer.

We have not applied, and do not intend to apply, the notes for listing on any national securities exchange or automated quotation system.

You should carefully review the Risk Factors beginning on page 8 of this Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 1, 2003.

Each broker-dealer that receives the exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of those exchange notes. The letter of transmittal delivered with this prospectus states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an underwriter within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for old notes where the old notes were acquired by the broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the Expiration Date (as defined herein), we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus as if we had authorized it. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the exchange securities to which it relates, nor does this prospectus constitute an offer to sell or a solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

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PROSPECTUS SUMMARY

You should read the entire prospectus, including “Risk Factors” and our financial statements and related notes, before making an investment decision.

Our Company

We are the largest privately-held, Spanish-language broadcaster in the United States based on revenues. We seek to own and operate radio and television stations in the nation’s largest and most densely populated Hispanic markets. To this end, we have created radio and television clusters in Los Angeles and Houston, the #1 and #4 Hispanic markets in the United States, respectively, based on television households. We are the only Spanish-language broadcaster currently operating both radio and television assets in these markets. Our Los Angeles cluster consists of four Spanish-language radio stations (three FM and one AM), one time-brokered AM station and a full-power television station. Our Houston cluster consists of seven Spanish-language radio stations (five FM and two AM), two time-brokered AM stations and a full-power television station. We currently operate an additional Spanish-language FM radio station in the Los Angeles market under a local marketing agreement. We expect to complete the acquisition of this station during the second quarter of 2003 pursuant to a definitive agreement we have already entered into. We also own a low-power television station serving San Diego, the twelfth largest Hispanic market in the United States and an important market along the U.S. and Mexican border. In addition, we operate a television production facility, Empire Burbank Studios, in Burbank, California that we primarily use to produce programming for our television stations.

Jose and Lenard Liberman, father and son, founded our company in 1987 and together have over 50 years of operating experience in the broadcasting industry. We view Jose Liberman as an industry pioneer having owned and operated the first Spanish-language FM station in the Los Angeles market in the mid-1970s. Lenard Liberman manages our day-to-day operations and, together with his father, has primary responsibility for our strategic direction. In addition, we have assembled a management team of industry veterans to direct our sales and programming efforts. Since our founding, we have developed twelve Spanish-language, start-up radio and television stations through a combination of reformatting existing stations and implementing strict cost controls and effective sales and marketing initiatives.

Our primary focus has been to acquire and develop radio and television properties in U.S. markets with a high concentration of Hispanics. We seek to increase our revenue and cash flow in those markets, in part, to service our substantial indebtedness. We plan to use focused programming, creative promotion and targeted marketing tailored to the local markets in which we operate to accomplish this objective.

Business Strategy

We seek to expand within the growing U.S. Hispanic market by pursuing the following strategy:

Capitalize on our complementary radio and television stations.    By owning both Spanish-language radio and television stations in the markets we serve, we have been able to create substantial cross-selling and cross-promotion opportunities. We create cross-selling opportunities by offering our advertisers the ability to cross-advertise on radio and television, as well as to cross-merchandise through product integration. We create cross-promotion opportunities by using a portion of our spot inventory time at both our radio and television stations to run advertisements promoting our other stations and programs.

Target the local community.     We create radio and television programming specifically tailored to the preferences of the Hispanic population in each of our coverage areas. We believe our ability to produce locally-targeted programming gives us an advantage over most other Spanish-language broadcasters that develop and distribute their programming on a national or regional basis.

Develop a diverse local advertiser base.    Consistent with our locally-targeted programming strategy, we have focused our sales strategy around the local advertising community. As a result, local advertising accounted for approximately 83% of our gross revenues in 2002.

Offer cost-effective advertising and value-added services to our advertisers.    We support advertisers’ media campaigns with creative promotions utilizing our radio and television clusters and offer our studio facilities to provide value-added services such as free commercial production.

Utilize cost-effective television programming.    Our television programming consists of internally produced and purchased programming, which, when combined with our brokered airtime, creates an efficient programming line-up for our television stations. In addition, we realize programming synergies between our radio and television assets by sharing content between the two mediums to create programs that utilize our radio formats and on-air radio personalities.

Acquire and develop start-up Spanish-language stations.    Historically, we have acquired and developed radio and television assets and then implemented changes and procedures, which have resulted in increased ratings and net revenues.

Hispanic Market Opportunity

We believe the Hispanic community represents an attractive market for future growth. As a result, we seek to own media assets in the most densely populated and fastest growing Hispanic markets in the United States. The U.S. Hispanic population is growing at approximately six times the rate of the non-Hispanic U.S. population and, as such, is the fastest growing segment of the U.S. population.

Advertisers have recently begun to direct more advertising dollars towards U.S. Hispanics and, consequently, Spanish-language radio and television advertising has grown at more than twice the rate of total radio and television advertising from 1997 to 2001. As advertisers continue to recognize the buying power of the U.S. Hispanic population, especially in areas where the concentration of Hispanics is very high and where a significant percentage of the retail purchases are made by Hispanic customers, we expect the gap in advertising rates between Spanish-language and English-language media to narrow. As the Hispanic population grows, more stations may begin competing with us. However, we believe we are well positioned to capitalize on the Hispanic advertising market given the concentration of the Hispanic population in certain markets, our position in the Los Angeles and Houston markets and our ability to execute our acquisition strategy in new markets.

The Exchange Offer

Background of the Old Notes

On July 9, 2002, we issued $150,000,000 aggregate principal amount of our 10 1/8% Senior Subordinated Notes due 2012, or the old notes, to Credit Suisse First Boston Corporation, UBS Warburg LLC, Banc of America Securities LLC, CIBC World Markets Corp. and Fleet Securities, Inc., as the initial purchasers, in a transaction exempt from the registration requirements of the Securities Act. The initial purchasers then sold the old notes to qualified institutional buyers in reliance on Rule 144A under the Securities Act and outside the U.S. to persons in reliance on Regulation S under the Securities Act. Because the old notes have been sold in reliance on exemptions from registration, the old notes are subject to transfer restrictions. In connection with the issuance of the old notes, we entered into a registration rights agreement with the initial purchasers in which we agreed to deliver to you this prospectus and to use our best efforts to complete the exchange offer or to file and cause to become effective a registration statement covering the resale of the old notes.

The Exchange Offer

We are offering to issue up to $150,000,000 aggregate principal amount of 10 1/8% Senior Subordinated Notes due 2012, or the exchange notes, in exchange for an identical aggregate principal amount of old notes. Old notes may be exchanged only in $1,000 increments. The terms of the exchange notes are identical in all material respects to the terms of the old notes, except that the exchange notes have been registered under the Securities Act. Because we have registered the exchange notes, the exchange notes will not be subject to transfer restrictions. We will issue and deliver the exchange notes as promptly as practicable after the expiration of the exchange offer.

Resale of Exchange Notes

Based upon interpretations by the staff of the SEC set forth in no-action letters issued to unrelated third parties, we believe that you may offer, sell or otherwise transfer the exchange notes you receive in the exchange offer without compliance with the registration and prospectus delivery provisions of the Securities Act provided that:

•      you acquire the exchange notes you receive in the exchange offer in the ordinary course of your business;

•      you are not engaging in and do not intend to engage in a distribution of the exchange notes;

•      you have no arrangement or understanding with any person to participate in the distribution of the exchange notes issued to you in the exchange offer; and

•      you are not an “affiliate” of ours, as that term is defined in Rule 405 under the Securities Act.

However, we have not submitted a no-action letter, and the SEC may not make a similar determination with respect to this exchange offer. If you do not meet the conditions described above, you may incur liability under the Securities Act if you transfer any exchange note without delivering a prospectus meeting the requirements of the Securities Act. We do not assume or indemnify you against that liability.

Each broker-dealer that is issued exchange notes in the exchange offer for its own account in exchange for old notes acquired by the broker-dealer as a result of market-making or other trading activities must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the exchange notes issued in the exchange offer. See “Plan of Distribution.”

Expiration Date	5:00 p.m., New York City time, on June 2, 2003 , unless, in our sole discretion, we extend the exchange offer (the “Expiration Date”).

Withdrawal Rights	You may withdraw old notes at any time before 5:00 p.m., New York City time, on the Expiration Date. See “The Exchange Offer; Registration Rights—Withdrawal Rights.”

Accrued Interest on the Exchange Notes and the Old Notes	The exchange notes will bear interest from the most recent date to which interest has been paid on the old notes or, if no interest has been paid on the old notes, from July 9, 2002.

Conditions to the Exchange Offer	The exchange offer is subject to certain customary conditions, some of which may be waived by us. See “The Exchange Offer; Registration Rights—Conditions to the Exchange Offer.”

Consequences of Failure to Exchange

Old notes that are not tendered, or that are tendered but not accepted, will be subject to their existing transfer restrictions. We will have no further obligation to provide for registration under the Securities Act of these old notes.

Material U.S. Federal Income Tax Consequences

In the opinion of O’Melveny & Myers LLP, our counsel, the exchange of old notes for exchange notes by tendering holders will not be a taxable exchange for federal income tax purposes. Consequently, these holders will not recognize any taxable gain or loss or any interest income for federal income tax purposes as a result of the exchange. See “Material United States Federal Income Tax Consequences.”

Exchange Agent	U.S. Bank, N.A. is serving as exchange agent in connection with the exchange offer.

The Exchange Notes

Issuer	LBI Media, Inc.

Securities Offered	$150,000,000 aggregate principal amount of 10 1/8% Senior Subordinated Notes due 2012.

Maturity Date	July 15, 2012.

Interest	The exchange notes will bear interest at the rate of 10 1/8% per year, payable semi-annually in arrears, on January 15 and July 15 of each year, commencing on January 15, 2003.

Guarantees	Our obligations under the exchange notes will be fully and unconditionally guaranteed on a senior subordinated basis by each of our existing and future domestic restricted subsidiaries.

Ranking	The exchange notes and the guarantees are general unsecured senior subordinated obligations. Accordingly, they will rank:

•	junior to all of our and our guarantors’ existing and future senior debt, including borrowings under our senior credit facility;

•	equally with all of our and our guarantors’ future unsecured senior subordinated obligations that do not expressly provide that they are subordinated to the notes; and

•	senior to any of our and our guarantors’ future debt that expressly provides that it is subordinated to the notes.

As of December 31, 2002, approximately $92.8 million of senior debt, which includes borrowings under our senior credit facility and non-recourse debt issued by one of our wholly-owned subsidiaries, ranks senior to the notes and guarantees, and no debt having an equal ranking with, or subordinated to, the notes and the guarantees was outstanding.

Optional Redemption	On or after July 15, 2007, we may redeem some or all of the notes at any time at the redemption prices listed under “Description of the Exchange Notes—Optional Redemption.”

In addition, on or before July 15, 2005, we may redeem up to 35% of the notes with the proceeds of certain equity offerings at the redemption price listed under “Description of the Exchange Notes—Optional Redemption.” We may make the redemption only if, after the redemption, at least 65% of the aggregate principal amount of notes issued remains outstanding.

Mandatory Offer to Repurchase

If we sell certain assets or experience specific types of changes of control, each holder will have the right to require us to repurchase all or any part of that holder’s notes at the prices listed under “Description of the Exchange Notes—Repurchase at the Option of Holders.”

Certain Covenants	The indenture governing the exchange notes will, among other things, limit our ability and the ability of our domestic restricted subsidiaries to:

•	incur or guarantee additional indebtedness;

•	pay dividends or distributions on, or redeem or repurchase, capital stock;

•	make investments;

•	issue or sell capital stock of restricted subsidiaries;

•	engage in transactions with affiliates;

•	incur liens;

•	transfer or sell assets; and

•	consolidate, merge or transfer all or substantially all of our assets.

These limitations will be subject to a number of important qualifications and exceptions. See “Description of the Exchange Notes—Certain Covenants” for more details.

Use of Proceeds	We will not receive any proceeds upon the completion of the exchange offer.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following table sets forth summary historical consolidated financial data of LBI Media, Inc. for the fiscal years ended December 31, 2001 and 2002. The summary historical consolidated financial data was derived from our audited consolidated financial statements included elsewhere in this prospectus. This summary financial data should be read in conjunction with, and is qualified in its entirety by reference to, “Selected Historical Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,
	2001		2002
	(dollars in thousands)
Operating Data:
Net revenues:
Radio	$31,585		$39,311
Television	28,072		31,685

Total net revenues	59,657		70,996
Operating expenses (exclusive of noncash employee compensation, depreciation and amortization, and impairment of broadcast license shown below)	26,744		33,782
Noncash employee compensation	1,398		3,642
Depreciation and amortization	8,673		3,131
Impairment of broadcast license	—		1,750

Operating income	22,842		28,691
Interest expense, net	20,972		28,058
Loss on sale of property and equipment	—		388

Income before income taxes and cumulative effect of accounting change	1,870		245
Income tax expense	81		42

Income before cumulative effect of accounting change	1,789		203
Cumulative effect of accounting change	—		(8,106)

Net income (loss)	$1,789		$(7,903)

Other Data:
Adjusted EBITDA(1)	$32,913		$37,214
Adjusted EBITDA margin(2)	55.2%		52.4%
Cash interest expense(3)	$11,877		$15,613
Cash flows provided by operating activities	$14,343		$18,147
Cash flows used in investing activities	$(108,677)		$(37,419)
Cash flows provided by financing activities	$94,980		$19,537
Ratio of earnings to fixed charges(4)	1.1	x	1.0	x

As of December 31, 2002
(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$1,397
Working capital	4,355
Broadcast licenses, net	198,323
Total assets	273,967
Total debt(5)	242,830
Total stockholders’ equity	14,443

(1)	We define Adjusted EBITDA as operating income plus depreciation and amortization, noncash employee compensation and impairment of broadcast license. Adjusted EBITDA is not a measure of liquidity calculated in accordance with accounting principles generally accepted in the United States, and should be viewed as a supplement to, and not a substitute for, our results of operations presented on the basis of accounting principles generally accepted in the United States. We use this financial measure because management believes it is useful for all investors and users of our financial statements in understanding our cash flows. In addition, we believe that Adjusted EBITDA is useful because it is generally recognized by the broadcasting industry as a measure of liquidity. Adjusted EBITDA does not purport to represent cash flow provided by operating activities. Our statement of cash flows presents our cash flow activity in accordance with accounting principles generally accepted in the United States. Furthermore, Adjusted EBITDA is not comparable to similarly titled measures reported by other companies. For a reconciliation of net income (loss) to Adjusted EBITDA, see footnote (1) under “ Selected Historical Consolidated Financial and Other Data.”
(2)	Adjusted EBITDA margin means Adjusted EBITDA divided by net revenues.
(3)	Represents cash paid for interest. Does not include accrued but unpaid interest expense.
(4)	For purposes of calculating the ratio of earnings to fixed charges, earnings include income before income taxes and cumulative effect of accounting change plus fixed charges. Fixed charges consist of interest expense, amortization of deferred financing costs and the interest portion of rent expense.
(5)	Total debt does not include the 9% subordinated notes issued by our parent. See “Description of Other Indebtedness—9% Subordinated Notes due 2013.”

RISK FACTORS

This investment involves risks. Before you invest in the exchange notes, you should carefully consider the following risk factors and all the other information contained in this prospectus.

Risks Related to the Exchange Notes, the Exchange Offer and Our Indebtedness

If you do not properly tender your old notes, your ability to transfer those old notes will be adversely affected.

We will only issue exchange notes in exchange for old notes that are timely received by the exchange agent, together with all required documents, including a properly completed and signed letter of transmittal. Therefore, you should allow sufficient time to ensure timely delivery of the old notes, and you should carefully follow the instructions on how to tender your old notes. Neither we nor the exchange agent are required to tell you of any defects or irregularities with respect to your tender of the old notes. If you do not tender your old notes or if we do not accept your old notes because you did not tender your old notes properly, then, after we consummate the exchange offer, you may continue to hold old notes that are subject to the existing transfer restrictions. In addition, if you tender your old notes for the purpose of participating in a distribution of the exchange notes, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes. If you are a broker-dealer that receives exchange notes for your own account in exchange for old notes that you acquired as a result of market-making activities or any other trading activities, you will be required to acknowledge that you will deliver a prospectus in connection with any resale of those exchange notes. After the exchange offer is consummated, if you continue to hold any old notes, you may have difficulty selling them because there will be less old notes outstanding. In addition, if a large amount of old notes are not tendered or are tendered improperly, the limited amount of exchange notes that would be issued and outstanding after we consummate the exchange offer could lower the market price of the exchange notes.

If you do not exchange your old notes, your old notes will continue to be subject to the existing transfer restrictions and you may be unable to sell your old notes.

We did not register the old notes under the Securities Act, nor do we intend to do so following the exchange offer. Old notes that are not tendered will therefore continue to be subject to the existing transfer restrictions and may be transferred only in limited circumstances under the securities laws. If you do not exchange your old notes, you will lose your right to have your old notes registered under the federal securities laws. As a result, you will not be able to offer or sell old notes except in reliance on an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws.

Because we anticipate that most holders of old notes will elect to exchange their old notes, we expect that the liquidity of the market for any old notes remaining after the completion of the exchange offer may be substantially limited. Any old notes tendered and exchanged in the exchange offer will reduce the aggregate principal amount of the old notes outstanding. Following the exchange offer, if you did not tender your old notes you generally will not have any further registration rights. Accordingly, the liquidity of the market for any old notes could be adversely affected and you may be unable to sell them.

We have a substantial amount of debt, which could adversely affect our financial condition and prevent us from fulfilling our obligations under the exchange notes.

We currently have a substantial amount of debt. At December 31, 2002, we had total indebtedness of approximately $242.8 million (excluding the 9% subordinated notes issued by our parent).

The table set forth below shows our debt to total capitalization as of December 31, 2002 (dollars in thousands):

Total indebtedness	$242,830
Stockholders’ equity	14,443

Total capitalization	257,273

Debt to total capitalization	94.4%

Since our total capitalization consists of over 94% debt, we are considered to be highly leveraged and will have to devote much of our resources to repaying this debt on its scheduled payment dates. In contrast, if the ratio were lower we would have more flexibility in using our cash flow because we would have lower debt service obligations and potentially fewer restrictive covenants under our debt agreements. Our substantial indebtedness could have other important consequences to you. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to the notes;

•	limit our ability to borrow additional amounts for working capital, capital expenditures, acquisitions, debt service requirements, execution of our growth strategy or other purposes;

•	require us to dedicate a substantial portion of our cash flow from operations to pay principal and interest on our debt, which would reduce availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes;

•	limit our flexibility in planning for and reacting to changes in our business and our industry that could make us more vulnerable to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation; and

•	place us at a competitive disadvantage compared to our competitors that have less debt.

For additional information concerning our indebtedness, see “Description of Other Indebtedness.”

To service our indebtedness, we will require a significant amount of cash, and if we are unable to meet our debt obligations through cash flow generated by our operations, we may need to pursue alternative strategies.

Our ability to make payments on indebtedness, including the exchange notes, and to refinance indebtedness when necessary will depend on our financial and operating performance, each of which is subject to prevailing economic conditions and to financial, business, legislative and regulatory factors and other factors beyond our control. Based on our current interest rates and assuming no additional borrowings or principal payments on our senior credit facility until its maturity in 2009, as of December 31, 2002, we would have needed approximately $95.6 million over the next five years to meet our principal and interest payments under our debt agreements, of which approximately $19.2 million would be due over the next year.

Our business may not generate sufficient cash flow from operations, or future borrowings may not be available to us under our senior credit facility or from other sources, in an amount sufficient to enable us to pay our debt or to fund other liquidity needs. The commitment level under our senior credit facility automatically reduces each quarter beginning June 30, 2005 until it is fully amortized at September 30, 2009. In addition, our ability to borrow funds under our senior credit facility depends on our meeting the financial covenants in the agreements governing this facility, including a minimum interest coverage test and a maximum leverage ratio test. If we are unable to pay our debts, we will be required to pursue one or more alternative strategies, such as selling assets, refinancing or restructuring our indebtedness or selling additional debt or equity securities. We may not be able to refinance any of our debt or sell additional debt or equity securities or our assets on favorable terms, if at all. If we are unable to generate sufficient cash flow, refinance our debt on favorable terms or sell additional debt or equity securities or our assets, it could have a material adverse effect on our financial condition and on our ability to make payments on the exchange notes and the guarantees.

We and our subsidiaries may incur additional debt in the future, which debt could further exacerbate the risks described above.

We and our subsidiaries may incur additional debt in the future. The terms of our senior credit facility and the indenture governing the notes allow us to incur additional debt under certain specified circumstances and do not fully prohibit us or our subsidiaries from doing so. Our senior credit facility allows for maximum borrowings of $170.0 million and allows us to increase the facility by an additional $30.0 million, subject to participation by our existing lenders or new lenders acceptable to the administrative agent under the senior credit facility. If new debt is added to our and our current subsidiaries’ current debt levels, the related risks that we and they now face could intensify.

Your right to receive payments on the exchange notes and the guarantees will be junior to all of our and the guarantors’ senior debt.

The exchange notes will be general unsecured obligations, junior in right of payment to all of our and the guarantors’ existing and future senior debt, including obligations under our senior credit facility. The exchange notes and the guarantees are not secured by any of our or the guarantors’ assets, and as such will be subordinated to all of the borrowings under our senior secured credit facility and any secured debt that we or the guarantors have now or may incur in the future to the extent of the value of the assets securing that debt.

In the event that we or a guarantor is declared bankrupt, becomes insolvent or is liquidated or reorganized, any debt that ranks senior to the exchange notes and the guarantees will be entitled to be paid in full from our assets or the assets of the guarantors before any payment may be made with respect to the exchange notes or the affected guarantees. In any of the foregoing events, we may not have sufficient assets to pay amounts due on the exchange notes. As a result, holders of the exchange notes may receive less, proportionally, than the holders of debt senior to the exchange notes and the guarantees. The subordination provisions of the indenture governing the exchange notes will restrict us from making any payment on the exchange notes during the continuance of payment defaults on our senior debt, and payments on the exchange notes may be suspended for a period of up to 179 days if a nonpayment default exists under our senior debt.

In addition, our unrestricted subsidiaries, if any, will not guarantee the exchange notes. In the event of a bankruptcy, liquidation, reorganization or similar proceeding with respect to any of those subsidiaries, the assets of those subsidiaries will be available to us or our guarantor subsidiaries only after all outstanding liabilities and preferred stock of the unrestricted subsidiaries have been paid in full. None of our subsidiaries is currently an unrestricted subsidiary.

The old notes and the guarantees rank junior to approximately $92.8 million of senior debt as of December 31, 2002. The indenture governing the exchange notes and the terms of our senior credit facility will permit, subject to specified limitations, the incurrence of additional debt, some or all of which may be senior debt. See “Description of the Exchange Notes—Subordination.”

The restrictive covenants in our debt instruments may affect our ability to operate our business successfully.

The indenture governing the exchange notes and the terms of our senior credit facility contain various provisions that limit our ability to, among other things:

•	incur or guarantee additional debt and issue preferred stock;

•	pay dividends or distributions on, or redeem or repurchase, capital stock;

•	make investments and other restricted payments;

•	issue or sell capital stock of restricted subsidiaries;

•	grant liens;

•	transfer or sell assets;

•	consolidate, merge or transfer all or substantially all of our assets; and

•	enter into transactions with affiliates.

In addition, our senior credit facility requires that we maintain specific financial ratios. If we fail to comply with the restrictive covenants contained in the indenture and our senior credit facility or maintain the financial ratios required by our senior credit facility, it would be an event of default.

If there were an event of default under our senior credit facility, the exchange notes or any other future indebtedness, the holders of the affected indebtedness could declare all of that indebtedness immediately due and payable, which, in turn, could cause the acceleration of the maturity of all of our other indebtedness. We may not have sufficient funds available, or we may not have access to sufficient capital from other sources, to repay any accelerated debt. Even if we could obtain additional financing, the terms of the financing may not be favorable to us. In addition, substantially all of our assets are subject to liens securing our senior credit facility. If amounts outstanding under our senior credit facility are accelerated, our lenders could foreclose on these liens. Our assets may not be sufficient to repay borrowings under our senior credit facility and the amounts due under the notes in full. Any event of default under the senior credit facility, the exchange notes or any other future indebtedness could have a material adverse effect on our business, financial condition and results of operations.

The subsidiary guarantees raise fraudulent transfer issues, which could impair the enforceability of the subsidiary guarantees.

Under U.S. bankruptcy law and comparable provisions of state fraudulent transfer laws, a court could subordinate or void any guarantee if it found that the guarantee was incurred with actual intent to hinder, delay or defraud creditors or the guarantor did not receive fair consideration or reasonably equivalent value for the guarantee and the guarantor was, at the time of the guarantee or after giving effect to the guarantee:

•	insolvent or rendered insolvent by reason of issuing the guarantee;

•	engaged in a business for which its remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay at maturity.

We cannot be certain as to the standard that a court would use to determine whether our guarantor subsidiaries were insolvent upon issuance of the guarantees or, regardless of the actual standard applied by the court, that the issuance of the guarantees of the notes would not be voided. If a court voided a guarantee as a result of fraudulent conveyance, or held it unenforceable for any other reason, it is possible that noteholders would cease to have a claim against the applicable guarantor.

We are a holding company and will depend on our subsidiaries to satisfy our obligations under the exchange notes.

As a holding company, our subsidiaries conduct all of our operations and own substantially all of our consolidated assets. Consequently, our principal source of cash to pay our obligations, including our obligations under the exchange notes, is the cash that our subsidiaries generate from their operations. Our subsidiaries’ ability to make payments to us will depend on their operating results and will be subject to applicable laws. Payments made to us by our subsidiaries may not be adequate to make payments on the exchange notes.

You cannot be sure that an active trading market will develop for the exchange notes.

There is no existing trading market for the exchange notes. Although the initial purchasers of the old notes have informed us that they currently intend to make a market in the exchange notes, the initial purchasers have no obligation to do so and may discontinue their market-making at any time without notice.

The liquidity of any trading market for the exchange notes will depend upon the number of holders of the exchange notes, our performance, the market for similar securities, the interest of securities dealers in making a market in the exchange notes and other factors. As a result, you cannot be sure that an active trading market will develop for the exchange notes.

We may be unable to raise the funds necessary to finance the change of control offer required by the indenture.

Upon the occurrence of specific kinds of change of control events, each holder of outstanding exchange notes will have the right to require us to repurchase any or all of their exchange notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest. A change of control may result in an event of default under our senior credit facility and may cause the acceleration of our senior credit facility, in which case we will be required to repay the senior credit facility before we will be able to purchase any of the exchange notes. If our senior credit facility is accelerated, we may not be able to repay amounts outstanding under it or obtain necessary consents under it to purchase the exchange notes. Any requirement to offer to purchase any outstanding exchange notes may result in our having to refinance our outstanding indebtedness, which we may not be able to do. In addition, even if we were able to refinance this indebtedness, the financing might be on terms unfavorable to us. If we fail to repurchase the exchange notes tendered for purchase upon the occurrence of a change of control, the failure will be an event of default under the indenture governing the exchange notes. In addition, the change of control covenant does not cover all corporate reorganizations, mergers or similar transactions and may not provide you with protection in a highly leveraged transaction.

Market data and other statistical information used in this prospectus are based on independent sources that we have not independently verified and thus may not be accurate or complete.

Market data and other statistical information used throughout this prospectus are based on industry publications, government publications and reports by market research firms or other published independent sources, including the 2000 U.S. Census, Arbitron and Nielsen surveys, Hispanic Business, Inc. and Television Bureau Advertising (TVB). Although we believe that these sources are reliable, we have not independently verified the information and cannot guarantee its accuracy or completeness.

Risks Related To Our Business

The loss of key personnel could disrupt our business and result in a loss of advertising revenues.

Our success depends in large part on the continued efforts, abilities and expertise of our officers and key employees and our ability to hire and retain qualified personnel. The loss of any member of our management team, particularly either of our founders, Jose and Lenard Liberman, could disrupt our operations and hinder or prevent implementation of our business plan, which could have a material and adverse effect on our business, financial condition and results of operations. In addition, if Lenard Liberman ceases to serve as an officer of our company or ceases to have an oversight role with respect to our operations and we are not able to replace him with a person of comparable experience within 180 days following his departure, it will trigger an event of default under our senior credit facility, which could in turn cause a cross-default under the indenture governing the exchange notes.

We are controlled by two stockholders who own 100% of our voting stock.

Jose and Lenard Liberman each own 50% of the outstanding shares of our parent, LBI Holdings I, and serve as the sole directors of LBI Media, our parent and all of our subsidiaries. Accordingly, the Libermans control all aspects of our business and the future direction of our company, including whether to engage in any transaction that would result in a change of control of our company.

If we are unable to compete effectively against other Spanish-language radio and television stations, we may suffer a decrease in advertising revenues.

In the competitive broadcasting industry, the success of our radio and television stations is primarily dependent upon their share of overall advertising revenues within their markets. Our stations compete for audiences and advertising revenue directly with other Spanish-language radio and television stations, and many of the owners of those competing stations have greater resources than we do. Two of our largest competitors, each of whom has greater resources than we do, recently announced an agreement to merge with each other and, upon consummation of the merger, will become our first cross-media competitor in Los Angeles and Houston. Also, as the Hispanic population grows in the U.S., more stations may begin competing with us by converting to a format similar to that of our stations.

In addition, our stations compete for audiences and advertising revenue with other media, including cable television and to a lesser extent, satellite television, newspapers, magazines, the Internet and outdoor advertising. We anticipate that our radio stations may also compete with satellite-based radio services in the future. Our failure to offer advertisers effective, high quality media outlets could cause them to allocate more of their advertising budgets to our competitors, which could cause a decrease in our net revenues and adversely affect our results of operations and financial condition.

Cancellations or reductions of advertising could adversely affect our results of operations.

We do not generally obtain long-term commitments from our advertisers. As a result, our advertisers may cancel, reduce or postpone orders without penalty. Cancellations, reductions or delays in purchases of advertising could adversely affect our revenue, especially if we are unable to replace these purchases. Our expense levels are based, in part, on expected future revenue and are relatively fixed once set. Therefore, unforeseen decreases in advertising sales could materially adversely impact our operating results.

Our growth depends on successfully executing our acquisition strategy.

As we have done in the past, we intend to continue to supplement our internal growth by acquiring and developing media properties that complement or augment our existing markets. This growth has placed, and may continue to place, significant demands on our management, working capital and financial resources. We may be unable to identify or complete acquisitions for many reasons, including:

•	competition among buyers;

•	the need for regulatory approvals, including FCC and antitrust approvals;

•	the high valuations of media properties; and

•	the need to raise additional financing, which may be limited by the terms of our debt instruments, including our senior credit facility and the indenture governing the exchange notes.

If we cannot successfully develop and integrate our recent and future acquisitions, it could decrease our revenue or increase our costs.

To develop and integrate our recent and future acquisitions, we may need to:

•	reformat stations to Spanish language and build advertising and listener or viewer support;

•	integrate and improve operations and systems and the management of a station or group of stations;

•	retain or recruit key personnel to manage acquired assets;

•	realize sales efficiencies and cost reduction benefits from acquired assets; and

•	operate successfully in markets in which we may have little or no prior experience.

Future acquisitions by us could result in the following consequences:

•	issuances of equity securities;

•	incurrence of debt and contingent liabilities;

•	impairment of goodwill and other intangibles; and

•	other acquisition-related expenses.

In addition, there is a risk that the stations we have acquired or may acquire in the future may not increase our cash flow or yield other anticipated benefits. After we have completed an acquisition, our management must be able to assume significantly greater responsibilities, and this in turn may cause them to divert their attention from our existing operations. We believe that these challenges are more pronounced when we enter new markets rather than expand further in existing markets. If we are unable to completely integrate into our business the operations of the properties that we have recently acquired or that we may acquire in the future, our revenue could decrease or our costs could increase. Also, in the event that the operations of a new station do not meet our expectations, we may restructure or write-off the value of some portion of the assets of the new station.

If we are unable to convert acquired stations successfully to a Spanish-language format, anticipated revenues from these acquisitions may not be realized.

Our acquisition strategy has often involved the acquisition of English-language stations and converting them to a Spanish-language format. We intend to continue this strategy with some of our future acquisitions. This conversion process may require a heavy initial investment of both financial and management resources. We may incur losses for a period of time after a format change due to the time required to build up ratings and station loyalty. These format conversions may be unsuccessful in any given market, and we may incur substantial costs and losses in implementing this strategy.

If our parent does not qualify as an S corporation or any of its subsidiaries do not qualify as subchapter S subsidiaries, then we may have less cash available to meet our obligations on the exchange notes.

Our parent is currently classified as an S corporation and all of its subsidiaries are classified as qualified Subchapter S subsidiaries for federal income tax purposes. As a result, the profits and losses of our parent and its subsidiaries are taxed directly to our parent’s shareholders. If our parent were to fail to qualify as an S corporation or any of its subsidiaries were to fail to qualify as subchapter S subsidiaries for federal income tax purposes (for example, as a result of any of the debt of the entities being classified as equity), then that entity’s taxable income would be subject to tax at regular corporate rates and would not flow through to the shareholders for reporting on their own tax returns. The loss of an entity’s S corporation status could be applied on a retroactive basis thereby resulting in that entity also owing taxes for past periods. Thus, if our parent or any of its subsidiaries were to lose their S corporation status, we would likely have less cash available to meet our obligations with respect to the exchange notes.

If we are unable to maintain our FCC license for any station, we would have to cease operations at that station.

The success of our television and radio operations depends on acquiring and maintaining broadcast licenses issued by the FCC, which are typically issued for a maximum term of eight years and are subject to renewal. Our FCC licenses are next subject to renewal at various times in 2005 and 2006. Although we may apply to renew our FCC licenses, renewal applications submitted by us may not be approved, and the FCC may impose conditions or qualifications that could restrict our television and radio operations. In addition, third parties may challenge our renewal applications.

If we violate the Communications Act of 1934, as amended, or the rules and regulations of the FCC, the FCC may issue cease and desist orders or admonishments, impose fines, renew a license for less than eight years or revoke our licenses. The FCC has the right to revoke a license before the end of its term for acts committed by the licensee or its officers, directors or stockholders. If the FCC were to issue an order denying a license renewal application or revoking a license, we would be required to cease operating the radio or television station covered by the license, which could have a material adverse effect on our operations.

Our failure to maintain our FCC broadcast licenses could cause a default under our senior credit facility and cause an acceleration of our indebtedness.

Our senior credit facility requires us to maintain all of our material FCC licenses. If the FCC were to revoke any of our material licenses, our lenders could declare all amounts outstanding under the senior credit facility to be immediately due and payable, which would cause a cross-default under the indenture governing the exchange notes. If our senior indebtedness is accelerated, we may not have sufficient funds to pay the amounts owed.

We are subject to potentially costly environmental regulation.

Federal, state and local laws and regulations relating to the protection of the environment may require a current or previous owner or operator of real estate to investigate and cleanup hazardous or toxic substances at its properties. The owner or operator may have to pay a governmental entity or third parties for property damage and for investigation and cleanup costs incurred by those parties in connection with the contamination. These laws typically impose cleanup responsibility and liability without regard to whether the owner or operator knew of or caused the presence of the contaminants.

Two of our facilities are located on a site that has been designated as a federal Superfund site for cleanup of hazardous substances. We do not believe that we have contributed to the contamination at this site and have not been named as a potentially responsible party at this site. However, in the event we are named as a potentially responsible party in the future with respect to the contamination at this site and are required to contribute to the cleanup of the site, it could have a material adverse effect on our financial condition and results of operations.

Risks Related to the Television and Radio Industries

Our television and radio stations could be adversely affected by changes in the advertising market or a recession in the U.S. economy or in the economies of the regions in which we operate.

Revenue generated by our television and radio stations depends primarily upon the sale of advertising and is, therefore, subject to various factors that influence the advertising market for the broadcasting industry as a whole, including:

•	changes in the financial condition of advertisers, which may reduce their advertising budgets; and

•	changes in the tax laws applicable to advertisers.

Furthermore, since we focus on the Hispanic market, shifts in the Hispanic populations and demographics in Southern California and Houston could cause us to lose market share.

We also believe that advertising is largely a discretionary business expense. Advertising expenditures generally tend to decline during an economic recession or downturn. Consequently, our television and radio station revenues are likely to be adversely affected by a recession or downturn in the U.S. economy, such as has been recently experienced, or other events or circumstances that adversely affect advertising activity.

The required conversion to digital television may impose significant costs that might not be balanced by consumer demand, and we may have difficulty meeting certain FCC deadlines.

The FCC has allocated an additional television channel to most television station owners so that each full-service television station can broadcast a digital television signal on the additional channel while continuing to broadcast an analog signal on the station’s original channel. As part of the transition from analog to digital television, full-service television station owners may be required to stop broadcasting analog signals and relinquish their analog channels to the FCC by 2006 if the market penetration of digital television receivers reaches certain levels by that time. Our cost to construct digital television facilities and the additional costs to broadcast both digital and analog signals for our full-service television stations between 2003 and 2006 is estimated to be approximately $4.2 million.

The FCC initially required our full-service television stations to begin broadcasting a digital television signal by November 1, 2002. KRCA-TV met this deadline and we have received an extension from the FCC until May 1, 2003 with respect to the commencement of operation of KZJL-TV’s digital facility.

Additionally, the FCC recently released rules that allow us to initially satisfy the obligation to begin broadcasting a digital television signal by broadcasting a signal that serves, at least, each full-service television station’s applicable community of license. In Los Angeles, this new rule has permitted us to, and in Houston, we anticipate that this new rule will permit us to, temporarily install facilities of a lower-power level. These lower-power facilities will not require the initial degree of capital investment we had anticipated to meet the requirements of our stations’ digital television authorizations. Our initial cost of converting KZJL-TV to digital television, therefore, will be considerably lower than it would have been if we were required to initially operate at the full signal strength provided for by our digital television authorizations.

We intend to explore the most effective use of digital broadcast technology for each of our stations. We may not, however, derive commercial benefits from the development of our digital broadcasting capacity. Although we believe that proposed alternative and supplemental uses of our analog and digital spectrum will continue to grow in number, the viability and success of each proposed alternative or supplemental use of spectrum involves a number of contingencies and uncertainties. The FCC or Congress may take future actions with respect to regulatory control of these activities and these actions may have a material adverse effect on us. Also, our final costs to convert our television stations to full-service digital television could be significant, and there may not be sufficient consumer demand for digital television services to recover our investment in digital television facilities.

Changes in the rules and regulations of the FCC could result in increased competition for our broadcast stations that could lead to increased competition in our markets.

Recent and prospective actions by the FCC could cause us to face increased competition in the future. The changes include:

•	relaxation of restrictions on the participation by regional telephone operating companies in cable television and other direct-to-home audio and video technologies;

•	the establishment of a Class A television service for low-power stations that makes those stations primary stations and gives them protection against full-service stations;

•	procedures for licensing low-power FM radio stations that will be designed to serve small localized areas and niche audiences;

•	permission for direct broadcast satellite television to provide the programming of traditional over-the-air stations, including local and out-of-market network stations;

•	permission for satellite radio companies to provide continuous, nationwide digital radio services; and

•	elimination or revision of restrictions on cross-ownership (i.e., ownership of both television and radio stations in combination with newspapers and/or cable television systems in the same market) and caps on the number of stations or market share that a particular company may own or control, locally or nationally.

Because our full-service television stations rely on “must carry” rights to obtain cable carriage, new laws or regulations that eliminate or limit the scope of our cable carriage rights could have a material adverse impact on our television operations.

Pursuant to the “must carry” provisions of the Cable Television Consumer Protection and Competition Act of 1992, a broadcaster may demand carriage on a specific channel on cable systems within its market. However, the future of those “must carry” rights is uncertain, especially as they relate to the extent of carriage of digital television stations. The current FCC rules relate only to the carriage of analog television signals. It is not certain what, if any, “must carry” rights television stations will have after they make the transition to digital television. New laws or regulations that eliminate or limit the scope of our cable carriage rights could have a material adverse impact on our television operations.

Under the 1992 Cable Act, each broadcast station is required to elect, every three years, to exercise their “must carry” rights. Each of our full-power television stations elected “must carry” on local cable systems for the three year election period which commenced January 1, 2003. The required election date for the next three year election period commencing January 1, 2006 will be October 1, 2005. If the law were changed to eliminate or materially alter “must carry” rights, our business could be adversely affected.

The FCC is developing rules to govern the obligations of cable television systems to carry local television stations during and following the transition from analog to digital television broadcasting. The final rules that the FCC adopts may or may not have an effect on our business.

The policies of direct broadcast satellite companies may make it more difficult for their customers to receive our local broadcast station signals.

The Satellite Home Viewer Improvement Act of 1999 allows direct broadcast satellite television companies (such as DirecTV and EchoStar/Dish Network) for the first time to transmit local broadcast television station signals back to their subscribers in local markets. In exchange for this privilege, however, the 1999 Satellite Act requires that in television markets in which a direct broadcast satellite company elects to pick-up and retransmit any local broadcast station signals, the direct broadcast satellite provider must also offer to its subscribers signals from all other qualified local broadcast television stations in that market. This is known as the “carry one/carry all” rule. Our broadcast television stations in markets for which direct broadcast satellite operators have elected to carry local stations have qualified for carriage under this rule, which we expect will increase our viewership in those markets. Two direct broadcast satellite operators and a satellite broadcasting trade association have instituted litigation challenging the constitutionality of the 1999 Satellite Act’s carry one/carry all requirements. In June 2001, a federal district court upheld the constitutionality of the federal law, which decision was upheld on appeal.

We may have difficulty obtaining regulatory approval for acquisitions in our existing markets and, potentially, new markets.

We have acquired in the past, and may continue to acquire in the future, additional television and radio stations. The agencies responsible for enforcing the federal antitrust laws, the Federal Trade Commission, or FTC, and the Department of Justice, may investigate certain acquisitions. After the passage of the Telecommunications Act of 1996, the Department of Justice became more aggressive in reviewing proposed acquisitions of television and radio stations. The Department of Justice has, on several occasions, negotiated settlements, without initiating litigation, with broadcasters seeking to increase their ownership of television and radio stations in specific markets, in which the broadcasters have been required to divest one or more stations in order to complete a transaction. The Department of Justice has, in certain cases, examined television and radio ownership concentrations where a transaction would result in a single entity controlling more than 40% of the advertising revenue in a particular market or where, after the transaction, two companies would control more than 70% of the advertising revenue in a particular market. The Department of Justice has also in certain cases examined whether a combination would result in undue concentration in a particular format or in formats appealing to particular audience demographics.

Any decision by the Department of Justice or FTC to challenge a proposed acquisition could affect our ability to consummate an acquisition or to consummate it on the proposed terms. The FTC or Department of Justice could seek to bar us from acquiring additional television or radio stations in any market where our existing stations already have a significant market share.

Similarly, the FCC staff has adopted procedures to review proposed broadcasting transactions even if the proposed acquisition otherwise complies with the FCC’s ownership limitations. In particular, the FCC may invite public comment on proposed transactions that the FCC believes, based on its initial analysis, may present ownership concentration concerns in a particular local radio market. The FCC has delayed its approval of numerous proposed television or radio station purchases by various parties because of market concentration concerns, and generally will not approve acquisitions when the FTC or Department of Justice has expressed concentration concerns even if the acquisition complies with the FCC’s numerical station limits. Moreover, in recent years the FCC has followed a policy of giving specific public notice of its intention to conduct additional ownership concentration analysis, and soliciting public comment on “the issue of concentration and its effect on competition and diversity,” with respect to certain applications for consent to radio station acquisitions based on advertising revenue shares or other criteria. The FCC has recently expressed its desire to eliminate delays in the staff’s review of transactions that might involve concentration of market share but are otherwise consistent with the radio ownership limits set forth in the Communications Act of 1934, as amended. It is uncertain at this time what effect this will have on the FCC’s review of future television or radio station sale applications.

Additionally, the FCC has recently solicited public comment on a variety of possible changes in the methodology by which it defines a television or radio “market” and counts stations for purposes of determining compliance with local ownership restrictions. In 2001, the FCC commenced a comprehensive examination of its rules concerning multiple ownership of radio stations in local markets. Specifically, the FCC sought to examine the effect of increased consolidation of radio station ownership and to consider possible changes to its local radio ownership rules in light of such consolidation. If adopted, any such changes could limit our ability to make future acquisitions of radio or television stations. Moreover, the FCC has announced a policy of deferring, until the rulemaking is completed, certain pending and future television or radio sale applications which raise concerns about how the FCC counts the number of stations a company may own in a market. This policy may delay future acquisitions for which we must seek FCC approval.

We must respond to the rapid changes in technology, services and standards which characterize our industry in order to remain competitive.

The television and radio broadcasting industry is subject to technological change, evolving industry standards and the emergence of new media technologies. We may not have the resources to acquire new technologies or to introduce new services that could compete with these new technologies. Several new media technologies are being developed, including the following:

•	audio programming by cable television systems, direct broadcast satellite systems, Internet content providers and Internet-based audio radio services;

•	satellite digital audio radio service with numerous channels and sound quality equivalent to that of compact discs;

•	In-Band On-Channel™ digital radio, which could provide multi-channel, multi-format digital radio services in the same bandwidth currently occupied by traditional AM and FM radio services;

•	low power FM radio, which could result in additional FM radio broadcast outlets that are designed to serve local interests;

•	streaming video programming delivered via the Internet;

•	video-on-demand programming offered by cable television companies; and

•	digital video recorders with hard-drive storage capacity that offer time-shifting of programming and the capability of deleting advertisements when playing back the recorded programs.

We may not have the resources to acquire new technologies or to introduce new services that could compete with other new technologies. We may encounter increased competition arising from new technologies. If we are unable to keep pace with and adapt our television and radio stations to these developments, it could harm our competitive position, financial condition and results of operations.

FORWARD-LOOKING STATEMENTS

This prospectus includes both historical and “forward-looking statements” as that term is defined by the federal securities laws. We have based these forward-looking statements on our current expectations and projections about future results. When we use words in this document such as “anticipates,” “intends,” “plans,” “believes,” “estimates,” “expects,” “may,” “will” and similar expressions, we do so to identify forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements. These forward-looking statements are affected by risks, uncertainties and assumptions that we make, including, among other things, the factors that are described in “Risk Factors.”

You should be aware that any forward-looking statement made by us in this prospectus, or elsewhere, speaks only as of the date on which we make it. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the forward-looking statements in this prospectus after the date of this prospectus. In light of these risks and uncertainties, you should keep in mind that any forward-looking statement made in this prospectus or elsewhere might not occur.

USE OF PROCEEDS

The exchange offer satisfies an obligation under the registration rights agreement. We will not receive any cash proceeds from the exchange offer.

THE EXCHANGE OFFER; REGISTRATION RIGHTS

Purpose and Effect

On July 9, 2002, concurrently with the sale of the old notes, we entered into a registration rights agreement with the initial purchasers of the old notes, which requires us to file a registration statement under the Securities Act with respect to the old notes and, upon the effectiveness of the registration statement, offer to the holders of the old notes the opportunity to exchange their old notes for a like principal amount of exchange notes. The exchange notes will be issued without a restrictive legend and generally may be reoffered and resold without registration under the Securities Act. The registration rights agreement further provides that we must use our best efforts to have the registration statement declared effective by the SEC by July 4, 2003 and must use our best efforts to consummate the exchange offer on or prior to 30 business days after the date on which the registration statement was declared effective by the SEC.

Except as described below, upon the completion of the exchange offer, our obligations with respect to the registration of the old notes and the exchange notes will terminate. A copy of the registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part, and this summary of the material provisions of the registration rights agreement does not purport to be complete and is qualified in its entirety by reference to the complete registration rights agreement. As a result of the timely filing and the effectiveness of the registration statement, we will not have to pay certain liquidated damages on the old notes provided in the registration rights agreement. Following the completion of the exchange offer, holders of old notes not tendered will not have any further registration rights other than as set forth in the paragraphs below, and the old notes will continue to be subject to certain restrictions on transfer. Additionally, the liquidity of the market for the old notes could be adversely affected upon consummation of the exchange offer.

In order to participate in the exchange offer, a holder must represent to us, among other things, that:

•	the exchange notes acquired pursuant to the exchange offer are being obtained in the ordinary course of business of the person receiving the exchange notes, whether or not the person is the registered holder;

•	the holder is not engaging in and does not intend to engage in a distribution of the exchange notes;

•	the holder does not have an arrangement or understanding with any person to participate in the distribution of the exchange notes; and

•	the holder is not an “affiliate,” as defined under Rule 405 under the Securities Act, of LBI Media, Inc.

We will be required to file a shelf registration statement covering resales of the old notes if, in some circumstances, the holders of old notes so request.

If obligated to file the shelf registration statement, we will use our best efforts to file the shelf registration statement with the SEC on or prior to 30 days after the filing obligation arises and to cause the shelf registration statement to be declared effective by the SEC on or prior to the later of (a) 360 days after the issuance of the old notes or (b) 90 days after the obligation arises.

If we fail to comply with any of the above provisions or if the exchange offer registration statement or the shelf registration statement fails to become effective, then, as liquidated damages, commencing on the day after the applicable failure date, we will pay liquidated damages in an amount equal to $.05 per week per $1,000 principal amount of the old notes held by a holder.

The amount of liquidated damages will increase by an additional $.05 per week per $1,000 principal amount of notes with respect to each subsequent 90-day period until all such failures have been cured, up to a maximum amount of liquidated damages of $.20 per week per $1,000 principal amount of old notes.

Based on an interpretation by the SEC’s staff set forth in no-action letters issued to third parties unrelated to us, we believe that, with the exceptions set forth below, exchange notes issued in the exchange offer may be offered for resale, resold and otherwise transferred by the holder of exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act, unless the holder:

•	is an “affiliate” of LBI Media, Inc. within the meaning of Rule 405 under the Securities Act;

•	is a broker-dealer who purchased old notes directly from us for resale under Rule 144A or any other available exemption under the Securities Act;

•	acquired the exchange notes other than in the ordinary course of the holder’s business; or

•	has an arrangement with any person to engage in the distribution of the exchange notes.

Any holder who tenders in the exchange offer for the purpose of participating in a distribution of the exchange notes cannot rely on this interpretation by the SEC’s staff and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Each broker-dealer that receives exchange notes for its own account in exchange for old notes, where those old notes were acquired by that broker-dealer as a result of market making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of those exchange notes. See “Plan of Distribution.” Broker-dealers who acquired old notes directly from us and not as a result of market making activities or other trading activities may not rely on the staff’s interpretations discussed above or participate in the exchange offer, and must comply with the prospectus delivery requirements of the Securities Act in order to sell the old notes.

Following the consummation of the exchange offer, holders of the old notes who were eligible to participate in the exchange offer but who did not tender its old notes will not have any further registration rights and the old notes will continue to be subject to certain restrictions on transfer. Accordingly, the liquidity of the market for the outstanding notes could be adversely affected.

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept any and all old notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on June 2, 2003, or such date and time to which we extend the offer. We will issue $1,000 in principal amount of exchange notes in exchange for each $1,000 principal amount of outstanding old notes accepted in the exchange offer. Holders may tender some or all of their old notes pursuant to the exchange offer. However, old notes may be tendered only in integral multiples of $1,000 in principal amount.

The exchange notes will evidence the same debt as the old notes and will be issued under the terms of, and entitled to the benefits of, the indenture relating to the old notes.

This prospectus, together with the letter of transmittal, is being sent to the registered holder and to others believed to have beneficial interests in the old notes. We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC promulgated under the Exchange Act.

We will be deemed to have accepted validly tendered old notes when, as and if we have given oral or written notice thereof to U.S. Bank, N.A., the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving the exchange notes from us. If any tendered old notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth under the heading “—Conditions to the Exchange Offer” or otherwise, certificates for any such unaccepted old notes will be returned, without expense, to the tendering holder of those old notes as promptly as practicable after the Expiration Date unless the exchange offer is extended.

Holders who tender old notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of old notes in the exchange offer. We will pay all charges and expenses, other than certain applicable taxes, applicable to the exchange offer. See “—Fees and Expenses.”

Expiration Date; Extensions; Amendments

The Expiration Date will be 5:00 p.m., New York City time, on June 2, 2003, unless we, in our sole discretion, extend the exchange offer, in which case the Expiration Date will be the latest date and time to which the exchange offer is extended. In order to extend the exchange offer, we will notify the exchange agent and each registered holder of any extension by press release or other written notice prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. We reserve the right, in our sole discretion:

(A)    to delay accepting any old notes, to extend the exchange offer or, if any of the conditions set forth under “—Conditions to Exchange Offer” have not been satisfied, to terminate the exchange offer, by giving oral or written notice of that delay, extension or termination to the exchange agent, or

(B)    to amend the terms of the exchange offer in any manner.

In the event that we make a fundamental change to the terms of the exchange offer, we will file a post-effective amendment to the registration statement.

Procedures for Tendering

Only a holder of old notes may tender the old notes in the exchange offer. Except as set forth under “—Book-Entry Transfer,” to tender in the exchange offer a holder must complete, sign and date the letter of transmittal, or a copy of the letter of transmittal, have the signatures on the letter of transmittal guaranteed if required by the letter of transmittal and mail or otherwise deliver the letter of transmittal or copy to the exchange agent prior to the Expiration Date. In addition:

•	certificates for the old notes must be received by the exchange agent along with the letter of transmittal prior to the Expiration Date;

•	a timely confirmation of a book-entry transfer (a “Book-Entry Confirmation”) of the old notes, if that procedure is available, into the exchange agent’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) following the procedure for book-entry transfer described below, must be received by the exchange agent prior to the Expiration Date; or

•	you must comply with the guaranteed delivery procedures described below.

To be tendered effectively, the letter of transmittal and other required documents must be received by the exchange agent at the address set forth under “—Exchange Agent” prior to the Expiration Date.

Your tender, if not withdrawn prior to 5:00 p.m., New York City time, on the Expiration Date, will constitute an agreement between you and us in accordance with the terms and subject to the conditions set forth herein and in the letter of transmittal.

The method of delivery of old notes and the letter of transmittal and all other required documents to the exchange agent is at your election and risk. Instead of delivery by mail, it is recommended that you use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure delivery to the exchange agent before the Expiration Date. No letter of transmittal or old notes should be sent to us. You may request your broker, dealer, commercial bank, trust company or nominee to effect these transactions for you.

Any beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company, or other nominee and who wishes to tender should contact the registered holder promptly and instruct the registered holder to tender on the beneficial owner’s behalf. If the beneficial owner wishes to tender on its own behalf, the beneficial owner must, prior to completing and executing the letter of transmittal and delivering the owner’s old notes, either make appropriate arrangements to register ownership of the old notes in the beneficial owner’s name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an “eligible guarantor institution” within the meaning of Rule 17Ad-15 under the Exchange Act unless old notes tendered pursuant thereto are tendered:

(A)    by a registered holder who has not completed the box entitled “Special Registration Instruction” or “Special Delivery Instructions” on the letter of transmittal or

(B)    for the account of an eligible guarantor institution.

If signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, the guarantee must be by any eligible guarantor institution that is a member of or participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or an eligible guarantor institution.

If the letter of transmittal is signed by a person other than the registered holder of any old notes listed in the letter of transmittal, the old notes must be endorsed or accompanied by a properly completed bond power, signed by the registered holder as that registered holder’s name appears on the old notes.

If the letter of transmittal or any old notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal unless waived by us.

All questions as to the validity, form, eligibility, including time of receipt, acceptance, and withdrawal of tendered old notes will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all old notes not properly tendered or any old notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular old notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within the time that we determine. Although we intend to notify holders of defects or irregularities with respect to tenders of old notes, neither we, the exchange agent, nor any other person will incur any liability for failure to give that notification. Tenders of old notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any old notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders, unless otherwise provided in the letter of transmittal, as soon as practicable following the Expiration Date, unless the exchange offer is extended.

In addition, we reserve the right in our sole discretion to purchase or make offers for any old notes that remain outstanding after the Expiration Date or, as set forth under “—Conditions to the Exchange Offer,” to terminate the exchange offer and, to the extent permitted by applicable law, purchase old notes in the open market, in privately negotiated transactions, or otherwise. The terms of any such purchases or offers could differ from the terms of the exchange offer.

By tendering, you will be representing to us that, among other things:

•	the exchange notes acquired in the exchange offer are being obtained in the ordinary course of business of the person receiving those exchange notes, whether or not that person is the registered holder;

•	you are not engaging in and do not intend to engage in a distribution of the exchange notes;

•	you do not have an arrangement or understanding with any person to participate in the distribution of the exchange notes; and

•	you are not an “affiliate,” as defined under Rule 405 of the Securities Act, of LBI Media.

In all cases, issuance of exchange notes for old notes that are accepted for exchange in the exchange offer will be made only after timely receipt by the exchange agent of certificates for those old notes or a timely Book-Entry Confirmation of those old notes into the exchange agent’s account at the Book-Entry Transfer Facility, a properly completed and duly executed letter of transmittal or, with respect to The Depository Trust Company and its participants, electronic instructions in which the tendering holder acknowledges its receipt of and agreement to be bound by the letter of transmittal, and all other required documents. If any tendered old notes are not accepted for any reason set forth in the terms and conditions of the exchange offer or if old notes are submitted for a greater principal amount than the holder desires to exchange, those unaccepted or non-exchanged old notes will be returned without expense to the tendering holder or, in the case of old notes tendered by book-entry transfer into the exchange agent’s account at the Book-Entry Transfer Facility according to the book-entry transfer procedures described below, those nonexchanged old notes will be credited to an account maintained with that Book-Entry Transfer Facility, in each case, as promptly as practicable after the expiration or termination of the exchange offer.

Each broker-dealer that receives exchange notes for its own account in exchange for old notes, where those old notes were acquired by such broker-dealer as a result of market making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of those exchange notes. See “Plan of Distribution.”

Book-Entry Transfer

The exchange agent will make a request to establish an account with respect to the old notes at the Book-Entry Transfer Facility for purposes of the exchange offer within two business days after the date of this prospectus, and any financial institution that is a participant in the Book-Entry Transfer Facility’s systems may make book-entry delivery of old notes being tendered by causing the Book-Entry Transfer Facility to transfer those old notes into the exchange agent’s account at the Book-Entry Transfer Facility in accordance with that Book-Entry Transfer Facility’s procedures for transfer. However, although delivery of old notes may be effected through book-entry transfer at the Book-Entry Transfer Facility, the letter of transmittal or copy of the letter of transmittal, with any required signature guarantees and any other required documents, must, in any case other than as set forth in the following paragraph, be transmitted to and received by the exchange agent at the address set forth under “—Exchange Agent” on or prior to the Expiration Date or the guaranteed delivery procedures described below must be complied with.

The Depository Trust Company’s Automated Tender Offer Program (“ATOP”) is the only method of processing exchange offers through The Depository Trust Company. To accept the exchange offer through ATOP, participants in The Depository Trust Company must send electronic instructions to The Depository Trust Company through The Depository Trust Company’s communication system instead of sending a signed, hard copy letter of transmittal. The Depository Trust Company is obligated to communicate those electronic instructions to the exchange agent. To tender old notes through ATOP, the electronic instructions sent to The Depository Trust Company and transmitted by The Depository Trust Company to the exchange agent must contain the character by which the participant acknowledges its receipt of and agrees to be bound by the letter of transmittal.

Guaranteed Delivery Procedures

If a registered holder of the old notes desires to tender old notes and the old notes are not immediately available, or time will not permit that holder’s old notes or other required documents to reach the exchange agent prior to 5:00 p.m., New York City time, on the Expiration Date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:

•	the tender is made through an eligible guarantor institution;

•	prior to 5:00 p.m., New York City time, on the Expiration Date, the exchange agent receives from that eligible guarantor institution a properly completed and duly executed letter of transmittal or a facsimile of duly executed letter of transmittal and notice of guaranteed delivery, substantially in the form provided by us, by telegram, telex, fax transmission, mail or hand delivery, setting forth the name and address of the holder of old notes and the amount of the old notes tendered and stating that the tender is being made by guaranteed delivery and guaranteeing that within three New York Stock Exchange, Inc. (“NYSE”) trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered old notes, in proper form for transfer, or a Book-Entry Confirmation, as the case may be, will be deposited by the eligible guarantor institution with the exchange agent; and

•	the certificates for all physically tendered old notes, in proper form for transfer, or a Book-Entry Confirmation, as the case may be, are received by the exchange agent within three NYSE trading days after the date of execution of the notice of guaranteed delivery.

Withdrawal Rights

Tenders of old notes may be withdrawn at any time prior to the Expiration Date.

For a withdrawal of a tender of old notes to be effective, a written or, for The Depository Trust Company participants, electronic ATOP transmission notice of withdrawal, must be received by the exchange agent at its address set forth under “—Exchange Agent” prior to 5:00 p.m., New York City time, on the Expiration Date. Any such notice of withdrawal must:

•	specify the name of the person having deposited the old notes to be withdrawn (the “Depositor”);

•	identify the old notes to be withdrawn, including the certificate number or numbers and principal amount of those old notes;

•	be signed by the holder in the same manner as the original signature on the letter of transmittal by which those old notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee register the transfer of those old notes into the name of the person withdrawing the tender; and

•	specify the name in which those old notes are to be registered, if different from that of the Depositor.

All questions as to the validity, form, eligibility and time of receipt of these notices will be determined by us, which determination will be final and binding on all parties. Any old notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any old notes which have been tendered for exchange, but which are not exchanged for any reason, will be returned to the holder of those old notes without cost to that holder as soon as practicable after withdrawal, rejection of tender, or termination of the exchange offer. Properly withdrawn old notes may be retendered by following one of the procedures under “—Procedures for Tendering” at any time on or prior to the Expiration Date.

Conditions to the Exchange Offer

Notwithstanding any other provision of the exchange offer, we will not be required to accept for exchange, or to issue exchange notes in exchange for, any old notes and may terminate or amend the exchange offer if at any time prior to the expiration of the exchange offer, we determine that the exchange offer violates applicable law, any applicable interpretation of the staff of the SEC or any order of any governmental agency or court of competent jurisdiction.

The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition or may be waived by us in whole or in part at any time and from time to time in our sole discretion. The failure by us at any time to exercise any of the foregoing rights will not be deemed a waiver of any of those rights and each of those rights will be deemed an ongoing right which may be asserted at any time and from time to time.

In addition, we will not accept for exchange any old notes tendered, and no exchange notes will be issued in exchange for those old notes, if at such time any stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939. In any of those events we are required to use every reasonable effort to obtain the withdrawal of any stop order at the earliest possible time.

Exchange Agent

All executed letters of transmittal should be directed to the exchange agent. U.S. Bank, N.A. has been appointed as exchange agent for the exchange offer. Questions, requests for assistance and requests for additional copies of this prospectus or of the letter of transmittal should be directed to the exchange agent addressed as follows:

By Registered or Certified Mail:	By Hand Delivery or Overnight Courier:	By Facsimile: (Eligible Institutions Only)
U.S. Bank, N.A. 180 East Fifth Street St. Paul, Minnesota 55101 Attn: Specialized Finance Reference: LBI Media, Inc.	U.S. Bank, N.A. 180 East Fifth Street St. Paul, Minnesota 55101 Attn: Specialized Finance Reference: LBI Media, Inc.	(651) 244-1537 Reference: LBI Media, Inc.

For Information or Confirmation by Telephone: (651) 244-4512

Originals of all documents sent by facsimile should be sent promptly by registered or certified mail, by hand or by overnight delivery service.

Fees And Expenses

We will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. The principal solicitation is being made by mail; however, additional solicitations may be made in person or by telephone by our officers and employees. The estimated cash expenses to be incurred in connection with the exchange offer will be paid by us and will include fees and expenses of the exchange agent, accounting, legal, printing and related fees and expenses.

Transfer Taxes

Holders who tender their old notes for exchange will not be obligated to pay any transfer taxes in connection with that tender or exchange, except that holders who instruct us to register exchange notes in the name of, or request that old notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax on those old notes.

Accounting Treatment

The exchange notes will be recorded at the same carrying value as the old notes, as reflected in our accounting records on the date of the exchange. Accordingly, we will recognize no gain or loss for accounting purposes upon the closing of the exchange offer. We will amortize the expenses of the exchange offer over the term of the exchange notes under accounting principles generally accepted in the U.S.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2002.

The information in this table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Historical Consolidated Financial Data” and our audited consolidated financial statements and related notes included elsewhere in this prospectus.

As of December 31, 2002
(in thousands)
Cash and cash equivalents	$1,397

Long-term debt (including current portion):
Senior credit facility(1)	$90,000
Old notes issued on July 9, 2002	150,000
Empire Burbank loan	2,830

Total debt(2)	242,830

Stockholders’ equity:
Common stock, $0.01 par value, 1,000 shares authorized; 100 shares issued and outstanding	—
Additional paid-in capital	22,658
Retained deficit	(8,221)
Accumulated other comprehensive income	6

Total stockholders’ equity	14,443

Total capitalization	$257,273

(1)	As of December 31, 2002, we had $80.0 million of available borrowing capacity, subject to the restrictions on incurrence of indebtedness in the indenture governing the notes. We borrowed an additional $6.9 million and $0.9 million on January 14, 2003 and April 14, 2003, respectively, which currently leaves us with $72.2 million of available borrowing capacity. We may borrow up to $52.2 million without having to meet the restrictions contained in the indenture governing the notes. See “Management’s Discussion and Analysis of Financial Conditions and Results of Operations—Liquidity and Capital Resources.”
(2)	Total debt does not include the 9% subordinated notes issued by our parent. See “Description of Other Indebtedness—9% Subordinated Notes due 2013.”

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

The following selected financial data is derived from our consolidated financial statements. The financial data set forth below should be read in conjunction with, and are qualified in their entirety by, reference to “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,
	1998	1999	2000	2001	2002
	(in thousands)
Consolidated Statement of Operations Data:
Net revenues:
Radio	$16,538	$19,420	$28,709	$31,585	$39,311
Television	10,603	16,997	21,843	28,072	31,685

Total net revenues	27,141	36,417	50,552	59,657	70,996
Operating expenses (exclusive of noncash employee compensation, depreciation and amortization and impairment of broadcast license shown below)	11,182	17,739	22,550	26,744	33,782
Noncash employee compensation	—	—	1,240	1,398	3,642
Depreciation and amortization	3,980	4,435	4,637	8,673	3,131
Impairment of broadcast license	—	—	—	—	1,750

Total operating expenses	15,162	22,174	28,427	36,815	42,305

Operating income	11,979	14,243	22,125	22,842	28,691
Interest expense, net	7,673	6,461	6,597	20,972	28,058
Loss on sale of property and equipment	—	—	—	—	388

Income before income taxes and cumulative effect of accounting change	4,306	7,782	15,528	1,870	245
Income tax expense	3	6	74	81	42

Income before cumulative effect of accounting change	4,303	7,776	15,454	1,789	203
Cumulative effect of accounting change	—	—	—	—	(8,106)

Net income (loss)	$4,303	$7,776	$15,454	$1,789	$(7,903)

Other Data:
Adjusted EBITDA(1)	$15,959	$18,678	$28,002	$32,913	$37,214
Cash interest expense(2)	$7,037	$6,209	$6,162	$11,877	$15,613
Capital expenditures	$2,005	$4,668	$4,044	$13,954	$5,005
Cash flows (used in) provided by operating activities	$(1,583)	$11,744	$20,393	$14,343	$18,147
Cash flows used in investing activities	$(60,647)	$(9,693)	$(13,507)	$(108,677)	$(37,419)
Cash flows provided by (used in) financing activities	$61,797	$1,340	$(11,017)	$94,980	$19,537
Ratio of earnings to fixed charges(3)	1.5x	2.2x	3.3x	1.1x	1.0x

	As of December 31,
	1998	1999	2000	2001	2002
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$1,226	$4,617	$486	$1,131	$1,397
Working capital (deficit)	3,978	4,545	(7,069)	(4,902)	4,355
Broadcast licenses, net	95,587	92,990	89,797	181,294	198,323
Total assets	124,642	134,360	140,245	248,400	273,967
Total debt(4)	76,664	78,268	76,960	218,768	242,830
Total stockholders’ equity	46,003	53,582	59,176	22,540	14,443

(1)	We define Adjusted EBITDA as operating income plus depreciation and amortization, noncash employee compensation and impairment of broadcast license. Adjusted EBITDA is not a measure of liquidity calculated in accordance with accounting principles generally accepted in the United States, and should be viewed as a supplement to, and not a substitute for, our results of operations presented on the basis of accounting principles generally accepted in the United States. We use this financial measure because management believes it is useful for all investors and users of our financial statements in understanding our cash flows. In addition, we believe that Adjusted EBITDA is useful because it is generally recognized by the broadcasting industry as a measure of liquidity. Adjusted EBITDA does not purport to represent cash flow provided by operating activities. Our statement of cash flows presents our cash flow activity in accordance with accounting principles generally accepted in the United States. Furthermore, Adjusted EBITDA is not comparable to similarly titled measures reported by other companies.

The following is a reconciliation of net income (loss) to Adjusted EBITDA:

	Year Ended December 31,
	1998	1999	2000	2001	2002
	(in thousands)
Net income (loss)	$4,303	$7,776	$15,454	$1,789	$(7,903)
Cumulative effect of accounting change	—	—	—	—	8,106
Income tax expense	3	6	74	81	42
Loss on sale of property and equipment	—	—	—	—	388
Interest expense, net	7,673	6,461	6,597	20,972	28,058

Operating income	11,979	14,243	22,125	22,842	28,691
Impairment of broadcast license	—	—	—	—	1,750
Depreciation and amortization	3,980	4,435	4,637	8,673	3,131
Noncash employee compensation	—	—	1,240	1,398	3,642

Adjusted EBITDA	$15,959	$18,678	$28,002	$32,913	$37,214

(2)	Represents cash paid for interest. Does not include accrued but unpaid interest expense.
(3)	For purposes of calculating the ratio of earnings to fixed charges, earnings include income before income taxes and cumulative effect of accounting change plus fixed charges. Fixed charges consist of interest expense, amortization of deferred financing costs and the interest portion of rent expense.
(4)	Total debt does not include the 9% subordinated notes issued by our parent. See “Description of Other Indebtedness—9% Subordinated Notes due 2013.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Selected Historical Consolidated Financial and Other Data” and our consolidated financial statements and related notes included elsewhere in this prospectus. The following discussion and analysis discusses the financial condition and results of our operations on a consolidated basis, unless otherwise indicated.

Overview

We own and operate radio and television stations in Los Angeles, California, Houston, Texas and San Diego, California. Our radio stations consist of three FM and two AM stations serving Los Angeles, California and its surrounding area and five FM and four AM stations serving Houston, Texas and its surrounding area. We currently operate an additional FM radio station in the Los Angeles market under a local marketing agreement. We expect to complete the acquisition of this station during the second quarter of 2003 pursuant to a definitive agreement we have already entered into. Our three television stations consist of full-power stations serving Los Angeles, California and Houston, Texas and a low-power station serving San Diego, California. In addition, we operate a television production facility, Empire Burbank Studios, in Burbank, California.

We operate in two reportable segments, radio and television. We generate revenue from sales of national, regional and local advertising time on our television and radio stations, the sale of time on a contractual basis to brokered or infomercial customers on our radio and television stations, and, to a lesser extent, the leasing of our production facilities to outside entertainment companies. Advertising rates are, in large part, based on each station’s ability to attract audiences in demographic groups targeted by advertisers. We recognize revenues when the commercials are broadcast or the brokered time is made available to the customer. We incur commissions from agencies on local, regional and national advertising and our revenue reflects deductions from gross revenue for commissions to these agencies.

Our primary expenses are employee compensation, including commissions paid to our sales staffs and our national representative firms, marketing, promotion and selling, technical, programming, engineering and general and administrative. Our programming costs for television consist of costs related to the production of original programming content, production of local newscasts, and the acquisition of programming content from other sources.

The performance of broadcasting companies is customarily measured by their ability to generate what we refer to as Adjusted EBITDA. We define Adjusted EBITDA as operating income plus depreciation and amortization, noncash employee compensation and impairment of broadcast license. Adjusted EBITDA is not a measure of liquidity calculated in accordance with accounting principles generally accepted in the United States, and should be viewed as a supplement to, and not a substitute for, our results of operations presented on the basis of accounting principles generally accepted in the United States. We use this financial information because management believes it is useful for all investors and users of our financial statements in understanding our cash flows. In addition, we believe that Adjusted EBITDA is useful because it is generally recognized by the broadcasting industry as a measure of liquidity. Adjusted EBITDA does not purport to represent cash flow provided by operating activities. Our statement of cash flows presents our cash flow activity in accordance with accounting principles generally accepted in the United States. Furthermore, Adjusted EBITDA is not comparable to similarly titled measures reported by other companies.

We are organized as a California corporation and are a “qualified S subsidiary” under federal and California state tax laws. As such, we are deemed for tax purposes to be part of our parent, an “S corporation,” and our taxable income is reported by our parent’s shareholders on their respective federal and state income tax returns.

On March 20, 2001, we completed our acquisition of selected assets of our radio stations KTJM-FM, KJOJ-FM, KQUE-AM, KJOJ-AM and KSEV-AM for an aggregate purchase price of $44.0 million. The acquired stations are located in the Houston, Texas market. As a result of these acquisitions, we began broadcasting outside of Southern California for the first time. We began airing Spanish-language programming on three of these stations in July 2001.

On March 20, 2001, we completed our acquisition of selected assets of KZJL-TV, licensed in Houston, Texas, for an aggregate purchase price of $57.0 million. The acquisition marked our first television station in the Houston, Texas market.

On October 11, 2002, we completed our acquisition of selected assets of KQQK-FM, licensed in Houston, Texas, for an aggregate purchase price of approximately $25.6 million (including acquisition costs). The purchase was pursuant to an asset purchase agreement, dated as of April 5, 2002, with El Dorado, as amended on October 8, 2002. On April 22, 2003, we also acquired selected assets of radio station KEYH-AM, licensed in the Houston, Texas market, from El Dorado. We purchased KEYH-AM for an aggregate purchase price of approximately $6.1 million (including acquisition costs). We began operating both KQQK-FM and KEYH-AM on May 20, 2002 under two time brokerage agreements, and have significantly changed the format, customer base, revenue stream and employee base of these stations.

On October 11, 2002, we also completed our acquisition of selected assets of KIOX-FM and KXGJ-FM, licensed to El Campo and Bay City, Texas, respectively, for an aggregate purchase price of approximately $3.4 million (including acquisition costs).

On December 19, 2002, we entered into an agreement to purchase selected assets of radio station KMXN-FM, licensed in Garden Grove, California, for an aggregate purchase price of $35.0 million, of which we have placed $2.0 million in escrow. At the same time, we entered into a time brokerage agreement to operate the station until we complete the purchase. We expect to complete the acquisition in the second quarter of 2003, subject to closing conditions specified in the asset purchase agreement.

We generally experience lower operating margins several months following the acquisition of selected assets of radio and television stations. This is primarily due to the time it takes to fully implement our formatting changes and build advertiser and viewer or listener support.

From time to time, we engage in discussions with third parties concerning our possible acquisition of additional radio or television stations or related assets. Any such discussions may or may not lead to our acquisition of additional broadcasting assets.

Results of Operations

Separate financial data for each of our operating segments is provided below. We evaluate the performance of our operating segments based on the following:

	Year Ended December 31,
	2000	2001	2002
	(in thousands)

Net revenues:
Radio	$28,709	$31,585	$39,311
Television	21,843	28,072	31,685

Total	$50,552	$59,657	$70,996

Total operating expenses before noncash employee compensation, depreciation and amortization and impairment of broadcast license:
Radio	$13,185	$14,455	$18,624
Television	9,365	12,289	15,158

Total	$22,550	$26,744	$33,782

Noncash employee compensation:
Radio	$1,240	$1,398	$3,642

Total	$1,240	$1,398	$3,642

Depreciation and amortization:
Radio	$1,964	$3,678	$1,421
Television	2,673	4,995	1,710

Total	$4,637	$8,673	$3,131

Impairment of broadcast license:
Television	$—	$—	$1,750

Total	$—	$—	$1,750

Operating income:
Radio	$12,320	$12,054	$15,624
Television	9,805	10,788	13,067

Total	$22,125	$22,842	$28,691

Adjusted EBITDA(1):
Radio	$15,524	$17,130	$20,687
Television	12,478	15,783	16,527

Total	$28,002	$32,913	$37,214

Total assets:
Radio	$66,692	$113,329	$139,159
Television	70,108	125,529	125,100
Corporate	3,445	9,542	9,708

Total	$140,245	$248,400	$273,967

(1)	We define Adjusted EBITDA as operating income plus depreciation and amortization, noncash employee compensation and impairment of broadcast license.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Net Revenues.    Net revenues increased by $11.3 million, or 19.0%, to $71.0 million for the year ended December 31, 2002, from $59.7 million in 2001. This increase was primarily attributable to (i) revenue growth and a full year of operations for our Houston radio and television properties acquired in March 2001 and (ii) revenues from four additional radio stations in the Houston market, two of which we began operating in May 2002 and two of which we began operating in October 2002. Collectively, these factors accounted for $11.5 million of the overall increase in net revenues.

Net revenues for our radio segment increased by $7.7 million, or 24.5%, to $39.3 million for the year ended December 31, 2002, from $31.6 million in 2001. This increase was primarily attributable to (i) revenue growth and a full year of operations for our Houston properties acquired in March 2001 and (ii) revenues from four additional radio stations in Houston, two of which we began operating in May 2002 and two of which we began operating in October 2002.

Net revenues for our television segment increased by $3.6 million, or 12.9%, to $31.7 million for the year ended December 31, 2002, from $28.1 million in 2001. This increase was largely attributable to a full year of operations for our Houston station acquired in March 2001, and improvements in both our Los Angeles and Houston markets, as we benefited from ratings increases and our targeted sales approach. This increase was offset in part by a decline in revenues from the leasing of our television production facility, Empire Burbank Studios.

Total operating expenses.    Total operating expenses increased by $5.5 million, or 14.9%, to $42.3 million for the year ended December 31, 2002, from $36.8 million in 2001. This increase was primarily the result of:

(i)	a $7.0 million increase in program and technical, promotional and selling, and general and administrative expenses primarily related to (a) a full year of operations for our Houston radio and television properties acquired in March 2001, and additional expenses related to the four new radio stations in Houston, two of which we began operating under local marketing agreements in May 2002 and two of which we began operating in October 2002, which collectively accounted for $5.8 million of the overall increase and (b) additional costs associated with an increase in the production of Spanish-language television programming for our Los Angeles, Houston and San Diego stations, which accounted for $0.9 million of the overall increase;

(ii)	a $2.2 million increase in noncash employee compensation. Our deferred compensation liability can increase due to changes in the applicable employee’s vesting percentage, which is based on time and performance measures, and can increase or decrease based on changes in the “net value” of our parent. During 2002, the “net value” of our parent increased and the portion of the vested awards also increased. Therefore, the amount of deferred compensation increased; and

(iii)	a $0.8 million increase in depreciation expense primarily resulting from (a) additional capital expenditures for our Houston radio and television properties, which accounted for $0.4 million of the increase and (b) the completion of construction on our Los Angeles digital television transmission facilities in April 2002, which accounted for $0.2 million of the increase; and

(iv)	a $1.8 million noncash impairment charge to reduce the carrying value of one of our broadcast licenses, primarily resulting from the effects of increased competition in the station’s respective market.

The increase in program and technical, promotional and selling, and general and administrative expenses includes $0.9 million in local marketing payments related to the two radio stations that we began operating under time brokerage agreements in May 2002, and $0.4 million in legal expenses related to the settlement of certain litigation. The overall increase in operating expenses was offset in part by a $6.3 million decrease in amortization expense resulting from the adoption of SFAS 142 under which our broadcast licenses are no longer amortized.

Total operating expenses for our radio segment increased by $4.2 million, or 21.3%, to $23.7 million for the year ended December 31, 2002, from $19.5 million in 2001. This increase was primarily the result of:

(i)	a $4.2 million increase in program and technical, promotional and selling, and general and administrative expenses related to (a) a full year of operations for our Houston properties acquired in March 2001 and (b) additional expenses related to the four new stations in Houston, two of which we began operating under local marketing agreements in May 2002 and two of which we began operating in October 2002;

(ii)	a $2.2 million increase in noncash employee compensation. Our deferred compensation liability can increase due to changes in the applicable employee’s vesting percentage, which is based on time and performance measures, and can increase or decrease based on changes in the “net value” of our parent. During 2002, the “net value” of our parent increased and the portion of the vested awards also increased. Therefore, the amount of deferred compensation increased; and

(iii)	a $0.5 million increase in depreciation expense resulting primarily from additional capital expenditures at our Houston properties.

The increase in program and technical, promotional and selling, and general and administrative expenses includes $0.9 million in local marketing payments related to the two radio stations that we began operating under time brokerage agreements in May 2002. The increase in total operating expenses was offset in part by a $2.8 million decrease in amortization expense resulting from the adoption of SFAS 142 under which our broadcast licenses are no longer amortized.

Total operating expenses for our television segment increased by $1.3 million, or 7.7%, to $18.6 million for the year ended December 31, 2002, from $17.3 million in 2001. The increase was primarily the result of a $1.8 million noncash impairment charge to reduce the carrying value of one of our broadcast licenses, resulting primarily from the effects of increased competition in the station’s respective market. This increase was also attributable to a $2.9 million increase in program and technical, promotional and selling and general and administrative expenses primarily related to (a) a full year of operations for our Houston station acquired in March 2001 and (b) additional production costs associated with new Spanish-language television programs that began airing in late 2001 and the first quarter of 2002. The overall increase in operating expenses was offset in part by a $3.5 million decrease in amortization expense resulting from the adoption of SFAS 142 under which our broadcast licenses are no longer amortized. The increase in operating expenses for our television segment includes $0.4 million in legal expenses related to certain litigation that we settled in the first quarter of 2002.

Interest expense.    Interest expense increased by $6.7 million to $28.2 million for the year ended December 31, 2002, from $21.4 million in 2001. This increase was due primarily to our July 2002 refinancing, which resulted in (i) a non-cash write off of $6.1 million in previously deferred financing costs and (ii) a $2.5 million early redemption penalty on our old senior subordinated notes. These charges were offset in part by decreased borrowings under our old senior credit facility during the first six months of 2002.

Interest and other income.    Interest and other income decreased by $0.3 million to $0.2 million for the year ended December 31, 2002, compared to $0.5 million in 2001. This decrease was primarily the result of a decline in interest rates during 2002, as compared to 2001.

Net income (loss).    As a result of the above factors we recognized a net loss of $7.9 million for the year ended December 31, 2002, compared to net income of $1.8 million for the year ended December 31, 2001, a decrease of $9.7 million. This decrease was the result of the factors noted above and our adoption of SFAS 142 in the first quarter of 2002, which resulted in a noncash charge of $8.1 million to reduce the value of certain of our broadcast licenses.

Adjusted EBITDA.    Adjusted EBITDA increased by $4.3 million, or 13.1%, to $37.2 million for the year ended December 31, 2002, from $32.9 million for the same period in 2001. This increase was primarily attributable to the improved performance and a full year of operations of our Houston radio and television properties, which were acquired in March 2001. For a reconciliation of net income (loss) to Adjusted EBITDA, see footnote (1) under “Selected Historical Consolidated Financial And Other Data.”

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Net revenues.     Net revenues increased by $9.1 million, or 18.0%, to $59.7 million for the year ended December 31, 2001 from $50.6 million for the year ended December 31, 2000. The increase was primarily attributable to the acquisition in March 2001 of our Houston radio and television properties, which accounted for $5.8 million of the overall increase. Our revenue growth was also the result of the continued growth of our customer base and the increased amount of inventory sold and increased rates for that advertising at our existing stations.

Net revenues for our radio segment increased by $2.9 million, or 10.0%, to $31.6 million for the year ended December 31, 2001, from $28.7 million for the year ended December 31, 2000. This increase was primarily attributable to net revenues from our Houston radio properties that we acquired in March 2001.

Net revenues for our television segment increased by $6.3 million, or 28.5%, to $28.1 million for the year ended December 31, 2001, from $21.8 million for the year ended December 31, 2000. This growth was attributable to increases in the number of advertisers, the amount of inventory sold and the advertising rates at KRCA-TV, as well as net revenues from our Houston television station that we acquired in March 2001.

Total operating expenses.     Total operating expenses increased by $8.4 million, or 29.5%, to $36.8 million for the year ended December 31, 2001, from $28.4 million for the year ended December 31, 2000. This increase was largely attributable to:

(i)	a $4.2 million increase in program and technical, promotional and selling, general and administrative expense, primarily due to the addition of our Houston radio and television properties acquired in March 2001, which accounted for $3.7 million of the increase; and

(ii)	a $4.0 million increase in depreciation and amortization expense, primarily attributable to our Houston radio and television properties, which accounted for $3.9 million of the increase.

The overall increase in operating expenses includes $0.3 million in legal expenses related to litigation that we settled in the first quarter of 2002.

Total operating expenses for our radio segment increased by $3.1 million, or 19.2%, to $19.5 million for the year ended December 31, 2001, from $16.4 million for the year ended December 31, 2000. This increase resulted primarily from:

(i)	a $1.3 million increase in program and technical, promotional and selling, and general and administrative expenses in connection with our Houston radio properties;

(ii)	a $1.7 million increase in depreciation and amortization expense in connection with our Houston radio properties; and

(iii) a	$0.2 million increase in noncash employee compensation, resulting from an increase in the vested portions of the respective awards.

Total operating expenses for our television segment increased by $5.3 million, or 43.6%, to $17.3 million for the year ended December 31, 2001, from $12.0 million for the year ended December 31, 2000. The increase was primarily a result of:

(i)	a $2.9 million increase in program and technical, promotional and selling, and general and administrative expenses primarily related to our Houston television station, KZJL-TV, which was acquired in March 2001,

(ii)	a $2.3 million increase in depreciation and amortization expense,

(iii)	additional costs associated with an increase in the production of Spanish-language television programming.

These increases include $0.3 million in legal expenses related to litigation that we settled in the first quarter of 2002.

Interest expense.     Interest expense increased by $14.6 million to $21.4 million for the year ended December 31, 2001, from $6.8 million for the year ended December 31, 2000. The increase was a result of increased borrowings under our senior credit facility to finance the acquisition of our Houston radio and television properties in March 2001.

Interest and other income.     Interest and other income increased by $0.3 million to $0.5 million for the year ended December 31, 2001, from $0.2 million for the year ended December 31, 2000. The increase resulted from our higher cash balances in 2001.

Net income.     As a result of the above factors, we recognized net income of $1.8 million for the year ended December 31, 2001, compared to net income of $15.5 million for the year ended December 31, 2000, a decrease of $13.7 million.

Adjusted EBITDA.     Adjusted EBITDA increased by $4.9 million, or 17.5%, to $32.9 million for the year ended December 31, 2001, from $28.0 million for the year ended December 31, 2000. This growth can be attributed to increased revenue from our radio and television stations in Los Angeles and the acquisition of our Houston properties in March 2001. For a reconciliation of net income (loss) to Adjusted EBITDA, see footnote (1) under “Selected Historical Consolidated Financial And Other Data.”

Liquidity and Capital Resources

Our primary sources of liquidity are cash provided by operations and available borrowings under our $170.0 million senior credit facility. Amounts available under the senior credit facility will begin decreasing quarterly, commencing on June 30, 2005 until it matures on September 30, 2009. Borrowings under the senior credit facility bear interest at a rate based on LIBOR or a base rate, plus an applicable margin that is dependent upon our leverage ratio. As of December 31, 2002, we had $90.0 million outstanding under the senior credit facility and $80.0 million of available committed borrowing capacity. Under the indenture governing the notes, we are limited in our ability to borrow under the senior credit facility. We may borrow up to $150.0 million under the senior credit facility without restriction, but any amount over $150.0 million that we desire to borrow under the senior credit facility will be subject to our compliance with a specified leverage ratio (as defined in the indenture). As of December 31, 2002, out of the available $80 million borrowing capacity, we could have borrowed up to $60.0 million without having to meet the restrictions contained in the indenture governing the notes and remain in compliance with the covenant restrictions in our senior credit facility. We borrowed an additional $6.9 million and $0.9 million on January 14, 2003 and April 14, 2003, respectively, which currently leaves us with $72.2 million of available borrowing capacity. Of the available $72.2 million borrowing capacity, we may borrow up to $52.2 million without having to meet the restrictions contained in the indenture governing the notes. We may increase the borrowing capacity under our senior credit facility up to an additional $30.0 million, subject to participation by our existing lenders or new lenders acceptable to the administrative agent under the senior credit facility and subject to restrictions in the indenture relating to the exchange notes. See “Description of Other Indebtedness—Senior Credit Facility.”

The senior credit facility contains customary restrictive covenants that, among other things, limit our ability to incur additional indebtedness and liens in connection therewith, pay dividends and make capital expenditures above certain limits. Under the senior credit facility, we must also maintain specified financial ratios, such as a maximum total leverage ratio, a maximum senior leverage ratio, a minimum ratio of EBITDA (as defined in the senior credit agreement) to interest expense and a minimum ratio of EBITDA (as defined in the senior credit agreement) to fixed charges. As of December 31, 2002, we were in compliance with these covenants.

In July 2002, we issued $150.0 million of senior subordinated notes that mature in 2012. Under the terms of our senior subordinated notes, we will pay semi-annual interest payments of approximately $7.6 million each January 15 and July 15. The indenture governing the notes contains certain restrictive covenants that, among other things, limit our ability to incur additional indebtedness and pay dividends. As of December 31, 2002, we were in compliance with all these covenants.

In March 2001, our parent issued $30.0 million principal amount of 9% subordinated notes. Our parent’s 9% subordinated notes are subordinate in right of payment to the senior credit facility and the exchange notes. The 9% subordinated notes will mature on the earliest of (i) July 9, 2013, (ii) their acceleration following the occurrence and continuance of a material event of default, (iii) a merger, sale or similar transaction involving our parent or substantially all of the subsidiaries of our parent, (iv) a sale or other disposition of a majority of our parent’s issued and outstanding capital stock or other rights giving a third party a right to elect a majority of our parent’s board of directors, and (v) the date on which the warrants issued in connection with our parent’s 9% subordinated notes are repurchased pursuant to the call options applicable to the warrants. Interest is not payable until maturity.

In connection with these 9% subordinated notes, our parent also issued warrants to purchase shares of its common stock. As described in “Description of Other Indebtedness—9% Subordinated Notes due 2013,” the warrants have a put feature, which would allow the warrant holders to require our parent to repurchase the warrants at fair market value under certain events, and a call feature, which would allow our parent to repurchase the warrants at its option under certain events. Since our parent is a holding company that has no operations or assets, other than its investment in us, and is dependent on us for cash flow, funding from us would be required. However, we have no legal obligation to provide that funding to our parent.

Our wholly owned subsidiary, Empire Burbank Studios, borrowed $3.25 million from City National Bank in July 1999, of which approximately $2.8 million was outstanding as of December 31, 2002. To secure that borrowing on a non-recourse basis, Empire Burbank Studios executed a mortgage on its property in Burbank, California in favor of City National Bank as security for the loan. The loan bears interest at 8.13% per annum. It is payable in monthly principal and interest payments of approximately $32,000 through maturity in August 2014. See “Description of Other Indebtedness—Empire Burbank Loan.”

For both our radio and television segments, we have historically funded, and will continue to fund, expenditures for operations, administrative expenses, capital expenditures and debt service from our operating cash flow and borrowings under our senior credit facility. For our television segment, our planned uses of liquidity during the next twelve months will include the construction of a corporate office and production facility in Houston, Texas, which we estimate to cost approximately $5.3 million, and the first phase of construction of digital television facilities for our television station in Houston, KZJL-TV, estimated to cost approximately $0.7 million. For our radio segment, our planned uses of liquidity during the next twelve months will include additional capital expenditures related to the corporate office building and production facility noted above, from which all of our radio stations in Houston will ultimately be broadcast. We believe that our cash on hand, cash provided by our operating activities and borrowings under our senior credit facility will be sufficient to permit us to meet our debt service obligations and fund operations for at least the next twelve months.

Cash and cash equivalents were $1.4 million and $1.1 million at December 31, 2002 and 2001, respectively.

Net cash flow provided by operating activities was $18.1 million and $14.3 million for the years ended December 31, 2002 and 2001, respectively. The increase in our net cash flow provided by operating activities was primarily the result of higher operating income, partially offset by increases in accounts receivable and accrued interest.

Net cash flow used in investing activities was $37.4 million and $108.7 million for the years ended December 31, 2002 and 2001, respectively. Net cash flow used in investing activities primarily reflects $29.1 million and $94.7 million, respectively, in cash used for acquisitions of selected radio and television assets we completed in these periods and capital expenditures of $5.0 million and $14.0 million, respectively.

Net cash flow provided by financing activities was $19.5 million and $95.0 million for the years ended December 31, 2002 and 2001, respectively. The decrease in our net cash flow provided by financing activities is primarily attributable to the additional funds required in 2001 to acquire the selected assets of our radio and television properties in Houston, Texas.

We have certain cash obligations and other commercial commitments, which will impact our short and long term liquidity. As of December 31, 2002, such obligations and commitments were our senior credit facility, the notes, non-recourse debt of our wholly owned subsidiary, operating leases and agreements to purchase the selected assets of certain radio stations as follows:

		Payments due by Period from December 31, 2002
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
Long term debt	$242,829,611	$154,093	$347,763	$409,848	$241,917,907
Operating leases	9,629,553	1,026,458	1,689,200	1,718,301	5,195,594
Asset purchases	38,200,000	38,200,000	—	—	—

Total contractual cash obligations	$290,659,164	$39,380,551	$2,036,963	$2,128,149	$247,113,501

The above table does not include any interest payments under our long term debt, our parent’s 9% subordinated notes or any deferred compensation amounts we may ultimately pay. See Notes 6 and 7 to our consolidated financial statements included elsewhere in this prospectus.

We have used, and expect to continue to use, a significant portion of our capital resources to consummate acquisitions. Future acquisitions will be funded from amounts available under our senior credit facility, the proceeds of future equity or debt offerings and our internally generated cash flows. We currently anticipate that funds generated from operations and available borrowings under our senior credit facility will be sufficient to meet our anticipated cash requirements for the foreseeable future.

Inflation

We believe that inflation has not had a material impact on our results of operations for each of our fiscal years in the three-year period ended December 31, 2002. However, there can be no assurance that future inflation would not have an adverse impact on our operating results and financial condition.

Seasonality

Seasonal net revenue fluctuations are common in the television and radio broadcasting industry and result primarily from fluctuations in advertising expenditures by local and national advertisers. Our first fiscal quarter generally produces the lowest net broadcast revenue for the year.

Market Risk

Our exposure to market risk is currently confined to our cash and cash equivalents, changes in interest rates related to borrowings under our senior credit facility, and changes in the fair value of our notes. Because of the short-term maturities of our cash and cash equivalents, we do not believe that an increase in market rates would have any significant impact on the realized value of our investments. We currently do not hedge interest rate exposure and are not exposed to the impact of foreign currency fluctuations.

We are exposed to changes in interest rates on our variable rate senior credit facility. A hypothetical 10% increase in the interest rates applicable to the year ended December 31, 2002 would have increased interest expense by approximately $0.6 million. Conversely, a hypothetical 10% decrease in the interest rates applicable to the year ended December 31, 2002 would have decreased interest expense by approximately $0.6 million. At December 31, 2002, we believe that the carrying value of amounts payable under our senior credit facility approximates its fair value based upon current yields for debt issues of similar quality and terms.

The fair value of our fixed rate long-term debt is sensitive to changes in interest rates. Based upon a hypothetical 10% increase in the interest rate, assuming all other conditions affecting market risk remain constant, the market value of our fixed rate debt would have decreased by approximately $8.6 million at December 31, 2002. Conversely, a hypothetical 10% decrease in the interest rate, assuming all other conditions affecting market risk remain constant, would have resulted in an increase in market value of approximately $9.4 million at December 31, 2002. Management does not foresee nor expect any significant change in our exposure to interest rate fluctuations or in how such exposure is managed in the future.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to allowance for doubtful accounts, acquisitions of radio station and television station assets, intangible assets, deferred compensation and commitments and contingencies. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following accounting policies and the related judgments and estimates affect the preparation of our consolidated financial statements.

Acquisitions of radio station and television assets

Our radio and television station acquisitions have consisted primarily of the FCC licenses to broadcast in a particular market (broadcast license). We generally acquire the existing format and change it upon acquisition. As a result, a substantial portion of the purchase price for the assets of a radio or television station is allocated to its broadcast license. The allocations assigned to acquired broadcast licenses and other assets are subjective by their nature and require our careful consideration and judgment. We believe the allocations represent appropriate estimates of the fair value of the assets acquired.

Allowance for bad debt

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. A considerable amount of judgment is required in assessing the likelihood of ultimate realization of these receivables including the current creditworthiness of each advertiser. If the financial condition of our advertisers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Intangible assets

Under the Financial Accounting Standards Board’s new rules (Statement of Accounting Standard (“SFAS”) No. 141, “Business Combinations”, and SFAS No. 142, “Goodwill and Other Intangible Assets”), we no longer amortize intangible assets deemed to have indefinite lives. Instead, SFAS 142 requires that we review intangible assets with indefinite lives for impairment at least annually. We believe our broadcast licenses have indefinite lives under SFAS 142 and, accordingly, amortization expense is no longer recorded effective January 1, 2002.

Upon adoption of SFAS 142 in the first quarter of 2002, we recorded a noncash charge of approximately $8.1 million to reduce the carrying value of certain of our broadcast licenses, which resulted primarily from the effects of increased competition in the stations’ respective markets. In the third quarter of 2002, we recorded an additional $1.8 million noncash impairment write-down relating to one of our broadcast licenses, which also primarily resulted from increased competition in that station’s market. In calculating the impairment charges, the fair value of our broadcast licenses was determined using the discounted cash flow approach. This approach requires the projection of future cash flows and the restatement of these cash flows into their present valuation equivalent through the use of a discount rate.

The assessment of the fair values of our broadcast licenses are estimates which require careful consideration and judgments. If the operating results of our stations or conditions in the markets in which they operate change or fail to develop as anticipated, our estimates of the fair values may change in the future and result in impairment charges.

Deferred compensation

We and our parent have entered into employment agreements with certain employees. The services required under the employment agreements are rendered to us and our subsidiaries and we pay amounts due under the employment agreements. Accordingly, we reflect amounts due under the employment agreements in our financial statements. In addition to annual compensation and other benefits, these agreements provide the executives with the ability to participate in the increase of the “net value” of our parent over certain base amounts. As part of the calculation of this incentive compensation, we used the income and market valuation approaches to determine the “net value” of our parent. The income approach analyzes future cash flows and discounts them to arrive at a current estimated fair value. The market approach uses recent sales and offering prices of similar properties to determine estimated fair value. Based on the “net value” of our parent as determined in these reports, and based on the percentage of incentive compensation that has vested (as set forth in the employment agreements), we record noncash employee compensation expense (and a corresponding deferred compensation liability).

Our deferred compensation liability can increase based on changes in the applicable employee’s vesting percentage and can increase or decrease based on changes in the “net value” of our parent. We have two deferred compensation components that comprise the employee’s vesting percentage: (i) a component that vests in varying amounts over time; and (ii) a component that vests upon the attainment of certain performance measures (each unique to the individual agreements). We account for the time vesting component over the vesting periods specified in the employment agreements and account for the performance based component when we consider it probable that the performance measures will be attained.

Assuming no change in the “net value” of our parent from that at December 31, 2002, we would expect to record an additional $1.5 million of noncash deferred compensation expense in 2003 relating solely to the time vesting portion of the deferred compensation.

Commitments and contingencies

We periodically record the estimated impacts of various conditions, situations or circumstances involving uncertain outcomes. These events are called “contingencies,” and our accounting for these events is prescribed by SFAS No. 5, “Accounting for Contingencies.”

The accrual of a contingency involves considerable judgment on the part of our management. We use our internal expertise, and outside experts (such as lawyers), as necessary, to help estimate the probability that a loss has been incurred and the amount (or range) of the loss. We currently do not have any material contingencies that we believe requires accrual or disclosure in our consolidated financial statements.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141, “Business Combinations,” and SFAS No. 142, “Goodwill and Other Intangible Assets,” effective for fiscal years beginning after December 15, 2001. The adoption of SFAS 141 did not have a material impact on our financial position or results of operations. As described above, under SFAS 142, we no longer amortize intangible assets deemed to have indefinite lives.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. SFAS No. 144 requires companies to separately report discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. We adopted SFAS No. 144 on January 1, 2002. The adoption of the new standard did not have a material impact on our results of operations or financial position.

BUSINESS

Market data and other statistical information included in this Business section are based on industry publications, government publications and reports by market research firms or other published independent sources, including the 2000 U.S. Census, Arbitron and Nielsen surveys, Hispanic Business, Inc. and Television Bureau Advertising (TVB). Although we believe that these sources are reliable, we have not independently verified the information and cannot guarantee its accuracy or completeness.

Overview

We are the largest privately-held, Spanish-language broadcaster in the United States based on revenues. We seek to own and operate radio and television stations in the nation’s largest and most densely populated Hispanic markets. To this end, we have created radio and television clusters in Los Angeles and Houston, the #1 and #4 Hispanic markets in the United States, respectively, based on television households. We are the only Spanish-language broadcaster currently operating both radio and television assets in these markets. Our Los Angeles cluster consists of four Spanish-language radio stations (three FM and one AM), one time-brokered AM station and a full-power television station. Our Houston cluster consists of seven Spanish-language radio stations (five FM and two AM), two time-brokered AM stations and a full-power television station. We currently operate an additional Spanish-language FM radio station in the Los Angeles market under a local marketing agreement. We expect to complete the acquisitions of this station during the second quarter of 2003 pursuant to a definitive agreement we have already entered into. We also own a low-power television station serving San Diego, the twelfth largest Hispanic market in the United States and an important market along the U.S. and Mexican border. In addition, we operate a television production facility, Empire Burbank Studios, in Burbank, California that we primarily use to produce programming for our television stations.

Jose and Lenard Liberman, father and son, founded our company in 1987 and together have over 50 years of operating experience in the broadcasting industry. We view Jose Liberman as an industry pioneer having owned and operated the first Spanish-language FM station in the Los Angeles market in the mid-1970s. Lenard Liberman manages our day-to-day operations and, together with his father, has primary responsibility for our strategic direction. In addition, we have assembled a management team of industry veterans to direct our sales and programming efforts. Since our founding, we have developed twelve Spanish-language, start-up radio and television stations through a combination of reformatting existing stations and implementing strict cost controls and effective sales and marketing initiatives.

Our primary focus has been to acquire and develop radio and television properties in U.S. markets with a high concentration of Hispanics. We seek to increase our revenue and cash flow in those markets, in part, to service our substantial indebtedness. We plan to use focused programming, creative promotion and targeted marketing tailored to the markets in which we operate to accomplish this objective.

Business Strategy

We seek to expand within the growing U.S. Hispanic market by pursuing the following strategy.

Capitalize on our complementary radio and television stations

By owning both Spanish-language radio and television stations in the markets we serve, we have been able to create substantial cross-selling and cross-promotion opportunities. This allows us to effectively compete for a significant portion of an advertiser’s Hispanic budget since advertisers have historically spent over 80% of their Hispanic budget on radio and television.

Offer radio and television packages to advertisers.    We are the only Spanish-language broadcaster in the Los Angeles and Houston markets currently offering both radio and television advertising packages. Our strategy is to offer the benefits of one medium to complement the sale of the other. Specifically, we offer our advertisers the opportunity to cross-advertise on radio and television, as well as to cross-merchandise through product integration.

Cross-promote our radio and television stations.    We utilize a portion of our spot inventory time at both our radio and television stations to run advertisements promoting our other stations and programs. This cross-promotion helps us capitalize on the strong ratings and targeted audience of our stations with no incremental cash outlay. In addition, we utilize our radio and television stations to create complementary programs that attract our radio listeners to our television programs and our television viewers to our radio stations. For example, in Los Angeles and Houston, we produce music variety television shows hosted by our radio station disc jockeys that feature music industry news, interviews and videos of songs played on our popular Que Buena and La Raza radio stations.

Target the local community

Not all Spanish-speaking people have the same, or even similar, cultural and ethnic backgrounds. As a result, we create radio and television programming specifically tailored to the preferences of the Hispanic population in each of our coverage areas. We believe we are particularly skilled at programming to the tastes and preferences of the Hispanics of Mexican heritage that comprise 75% and 73% of the Hispanic populations in Los Angeles and Houston, respectively. We believe our ability to produce locally-targeted programming gives us an advantage over most other Spanish-language broadcasters that develop and distribute their programming on a national or regional basis. As a result, we have generally been able to achieve and maintain strong station ratings in our markets. We are the #3- and #2-ranked Spanish-language radio group in Los Angeles and Houston, respectively, according to the Arbitron 2003 winter survey.

Develop a diverse local advertiser base

Consistent with our locally-targeted programming strategy, we have focused our sales strategy around the local advertising community. As a result, local advertising accounted for approximately 83% of our gross revenue in 2002. The advantages of our locally-focused sales strategy include:

•	Our cash flows have been relatively more recession resistant because local advertising has historically been less cyclical than national advertising;

•	Our cash flows have been generally less vulnerable to ratings fluctuations as a result of our strong relationships with our advertisers; and

•	Our large and diverse client base results in no single advertiser accounting for more than 5% of our net revenues.

Offer cost-effective advertising and value-added services to our advertisers

We believe that we differentiate ourselves from other Spanish-language broadcasters by offering advertisers the greatest value for their advertising dollar. We support advertisers’ media campaigns with creative promotions utilizing our radio and television clusters and offer our studio facilities to provide value-added services such as free commercial production. As a result, we have been able to significantly increase our advertiser base.

Utilize cost-effective television programming

Our television programming consists of internally produced and purchased programming, which, when combined with our brokered airtime, creates an efficient programming line-up for our television stations. Because we own and operate in-house television production facilities, we are able to create programming, such as our popular talk shows Jose Luis Sin Censura and El Show de Maria Laria, at a very low cost. In addition, we realize programming synergies between our radio and television assets by sharing content between the two mediums to create programs that utilize our radio formats and on-air radio personalities. Furthermore, we supplement our internally produced programming with purchased programs, primarily Spanish-language movies, which we obtain from numerous producers in Latin America.

Acquire and develop start-up Spanish-language stations

Historically, we have acquired and developed radio and television assets and then implemented changes and procedures, which have resulted in increased ratings and net revenues. For example, we acquired our Los Angeles television station KRCA-TV in 1998 and Empire Burbank Studios in 1999. We grew net revenues at these facilities from $10.3 million in 1998 to $24.9 million in 2002. Similarly, we grew net revenues at our radio station, KBUE-FM/KBUA-FM, from $7.5 million in 1997 (the year we purchased KBUA-FM and began simulcasting KBUE-FM) to $17.5 million in 2002. This station is now among the top three rated Spanish-language radio stations in Los Angeles according to the Arbitron 2003 winter survey.

Hispanic Market Opportunity

We believe the Hispanic community represents an attractive market for future growth. As a result, we seek to own media assets in the most densely populated and fastest growing Hispanic markets in the United States. The U.S. Hispanic population is growing at approximately six times the rate of the non-Hispanic U.S. population and, as such, is the fastest growing segment of the U.S. population. According to the U.S. Census Bureau, the Hispanic sector is projected to reach 43.7 million (or 15% of the total U.S. population) by 2010. People of Mexican origin represented 59% of the U.S. Hispanic population and 75% and 73% of the Hispanic populations in Los Angeles and Houston, respectively, according to the 2000 U.S. Census. Moreover, 30% of all Spanish-language radio and television advertising is spent in Los Angeles and Houston, which together represent 23% of the total U.S. Hispanic population.

Advertisers have recently begun to direct more advertising dollars towards U.S. Hispanics and, consequently, Spanish-language radio and television advertising has grown at more than twice the rate of total radio and television advertising from 1997 to 2001. Spanish-language advertising rates have been rising faster in recent years when compared to the general media, yet Spanish-language rates are still lower than those for English-language media. As advertisers continue to recognize the buying power of the U.S. Hispanic population, especially in areas where the concentration of Hispanics is very high and where a significant percentage of the retail purchases are made by Hispanic customers, we expect the gap in advertising rates between Spanish-language and English-language media to narrow. As U.S. Hispanic consumer spending continues to grow relative to overall consumer spending, industry analysts expect that advertising expenditures targeted to Hispanics will increase significantly, eventually closing the gap between the current level of advertising targeted to Hispanics and the buying power that the Hispanic population in the U.S. represents. We believe we are well positioned to capitalize on these attractive fundamentals given the concentration of the Hispanic population in certain markets, our position in the Los Angeles and Houston markets and our ability to execute our acquisition strategy in new markets.

Recent Developments

Pending Acquisition of KMXN-FM, Garden Grove, California.    On December 19, 2002, we entered into an agreement to purchase selected assets of radio station KMXN-FM, licensed in Garden Grove, California, for an aggregate purchase price of $35.0 million. At the same time, we entered into a time brokerage agreement to operate the station until we complete the purchase. We expect to complete the acquisition in the second quarter of 2003, subject to closing conditions specified in the asset purchase agreement.

Acquisition of KQQK-FM and KEYH-AM, Houston, Texas.    On October 11, 2002, we completed our acquisition of selected assets of KQQK-FM, licensed in Houston, Texas, for an aggregate purchase price of approximately $25.6 million (including acquisition costs). The purchase was pursuant to an asset purchase agreement, dated as of April 5, 2002, with El Dorado, as amended on October 8, 2002. We also acquired selected assets of radio station KEYH-AM, licensed in the Houston, Texas market, on April 22, 2003 for an aggregate purchase price of approximately $6.1 million (including acquisition costs). We began operating both KQQK-FM and KEYH-AM on May 20, 2002 under two time brokerage agreements, and have significantly changed the format, customer base, revenue stream and employee base of these stations.

Acquisition of KIOX-FM and KXGJ-FM, El Campo and Bay City, Texas.    On October 11, 2002, we completed our acquisition of selected assets of KIOX-FM and KXGJ-FM, licensed to El Campo and Bay City, Texas, respectively, for an aggregate purchase price of approximately $3.4 million (including acquisition costs).

Recent Results of Our 2001 Houston Acquisitions.    In March 2001, we purchased selected assets of our radio stations KTJM-FM, KJOJ-FM, KQUE-AM, KJOJ-AM and KSEV-AM and our television station KZJL-TV in the Houston, Texas market. In July 2001, we began airing Spanish-language programming on our radio stations KTJM-FM, KJOJ-FM and KQUE-AM and our television station KZJL-TV. Since that time, these stations have experienced significant growth in ratings and net revenues. In the Arbitron 2003 winter survey, our Houston Spanish-language radio stations captured a combined 3.0 rating, a 30% increase over their combined 2.3 rating in the Arbitron 2001 summer survey. These ratings represent the average percentage of listeners in a given population listening to our radio station during a specified time period. For the year ended December 31, 2002, our Houston radio and television stations acquired in 2001, including our time brokered stations, generated a combined $15.4 million of net revenues.

Merger with LBI Intermediate.    On July 9, 2002, we loaned LBI Intermediate approximately $54.3 million evidenced by an intercompany note, which amount equaled the aggregate amount of principal and accrued but unpaid interest and the redemption premium and other obligations then outstanding under the Oaktree subordinated notes. LBI Intermediate used the proceeds of our loan to redeem the Oaktree subordinated notes and to pay all other obligations thereunder. After repayment of the Oaktree subordinated notes, LBI Intermediate merged with and into us. The intercompany note issued by LBI Intermediate to us was canceled as a result of the merger.

Our Markets

The following table sets forth certain demographic information about the markets in which our radio and television stations operate.

Market	Total Population	Hispanic Population	% Hispanic Population	% Hispanic Population of Mexican Descent	Hispanic Population Growth(3)
Los Angeles(1)	16,373,645	6,598,488	40%	75%	38%
Houston(2)	4,669,571	1,348,588	29%	73%	75%
San Diego County	2,813,833	750,965	27%	84%	47%
Total U.S. (for comparison)	281,421,906	35,305,818	13%	59%	58%

Source: United States Census 2000

(1)	Represents the Los Angeles consolidated metropolitan statistical area.
(2)	Represents the Houston consolidated metropolitan statistical area.
(3)	Represents growth from 1990 to 2000.

Our Radio and Television Stations

The following tables set forth certain information about our radio and television stations and their broadcast markets.

Radio Stations

Market/Station(1)	DMA Rank(2)	Hispanic Market Rank(3)	Frequency	Format	Station Audience Share(4)	Rank Among Spanish-language Radio Groups in DMA
Los Angeles	2	1
KBUE-FM/KBUA-FM/KMXN-FM(5)(6)			105.5/94.3/94.3	Norteña	3.4
KHJ-AM			930	Ranchera	1.1
KWIZ-FM			96.7	Sonidero, Cumbia	0.8
KVNR-AM(7)			1480	Time Brokered	—
Total					5.3	3

Houston	11	4
KQQK-FM/KIOX-FM(9)(10)			107.9/96.9	Spanish Pop	1.2
KTJM-FM/KJOJ-FM(8)			98.5/103.3	Norteña	2.0
KQUE-AM			1230	Ranchera	1.0
KEYH-AM/KXGJ-FM(9)(10)			850/101.7	Sonidero, Cumbia	0.6
KSEV-AM(7)			700	Time Brokered	1.2
KJOJ-AM(7)			880	Time Brokered	—
Total					6.0	2

(1)	Our radio stations are in some instances licensed to communities other than the named principal community for the market.
(2)	Represents rank among U.S. designated market areas.
(3)	Represents rank among U.S. Hispanic markets by Hispanic television households.
(4)	Represents the average percentage of listeners in a given population listening to our radio station during a specified period of time. Source: Arbitron 2003 winter survey.
(5)	KBUA-FM and KMXN-FM currently simulcast the signal of KBUE-FM in the San Fernando Valley and Orange County, respectively. We began operating KMXN-FM in January 2003 and the station audience share in the above table reflects ratings of KMXN-FM under its prior English-style format.
(6)	We entered into an agreement to purchase selected assets of KMXN-FM on December 19, 2002. We expect to complete the acquisition in the second quarter of 2003, subject to certain closing conditions. At the same time, we entered into a time brokerage agreement to begin operating the station until we complete the purchase of assets. Under the agreement, we pay a monthly fee to broadcast our programming.
(7)	Three of our stations, KVNR-AM, KSEV-AM and KJOJ-AM, are operated by third parties under time brokerage agreements. We receive a monthly fee from the third parties for the air time and the third parties receive revenues from their sale of advertising spots.
(8)	KJOJ-FM simulcasts the signal of KTJM-FM.
(9)	We completed our acquisition of selected assets of KQQK-FM on October 11, 2002 and of KEYH-AM on April 22, 2003. Prior to then, we had been operating both stations under local marketing agreements since May 20, 2002 and had changed the stations’ formats.
(10)	On October 11, 2002, we completed our acquisition of selected assets of KIOX-FM and KXGJ-FM. KIOX-FM simulcasts the signal of KQQK-FM and KXGJ-FM simulcasts the signal of KEYH-AM.

Television Stations

Station	Channel	Market	DMA Rank(1)	Hispanic Market Rank(2)	Number of Hispanic TV Households
KRCA-TV	62	Los Angeles	2	1	1,585,390
KZJL-TV	61	Houston	11	4	399,220
KSDX-LP	29	San Diego	26	12	192,170

Source:    Nielsen Media Research, January, 2003

(1)	Represents rank among U.S. designated market areas.
(2)	Represents rank among U.S. Hispanic markets by Hispanic TV households.

Programming

Radio.    In programming our Spanish-language radio stations, we target the Spanish-speaking portion of the Hispanic population that is dominant in the local markets in which we operate. We tailor the format of each of our radio stations to reach a specific target demographic in the market in order to maximize our overall listener base without causing direct format competition among our stations. We determine the optimal format for each of our stations based upon extensive local market research. To create brand awareness and loyalty in the local community, we enhance our programming by sending disc jockeys to participate in local promotional activities called “live remotes” that are broadcast from special events or client locations. These types of activities also provide attractive promotional and advertising opportunities for our clients.

The following provides a description of our Spanish-language radio stations:

•	KBUE-FM/KBUA-FM/KMXN-FM (Que Buena) plays contemporary, up-tempo, regional Mexican music that includes Norteña, Banda, Corrido and Ranchera music. The target audience for these stations is adult listeners aged 18 to 49. We currently operate KMXN-FM under a time brokerage agreement.

•	KHJ-AM (La Ranchera) plays traditional Ranchera, also known as Mariachi music. The target audience for this station is adult listeners aged 25 to 49.

•	KWIZ-FM (Sonido) plays music similar in style to Salsa. The target audience for this station is adult listeners aged 18 to 49.

•	KTJM-FM/KJOJ-FM (La Raza) plays contemporary, up-tempo, regional Mexican music, similar to the music played on Que Buena, that includes Norteña, Banda, Corrido and Ranchera music. The target audience for these stations is adult listeners aged 18 to 49.

•	KQUE-AM (Radio Ranchito) plays traditional and contemporary Norteña and Ranchera music. The target audience for this station is adult listeners aged 25 to 49.

•	KQQK-FM/KIOX-FM (XO) plays contemporary, up-tempo, Spanish pop music. The target audience for these stations is adult listeners aged 18 to 49.

•	KEYH-AM/KXGJ-FM (Sonido) plays music similar in style to Salsa. The target audience for these stations is adult listeners aged 18 to 49.

Three of our radio stations are operated by third parties under time brokered agreements. Our time brokered stations are a source of stable cash flow given that they are typically operated under long-term contracts with annual price escalators and we do not incur any of the programming costs associated with these stations. We constantly review our mix of Spanish-language and time brokered programming with the objective of optimizing cash flow at every station. Currently, stations KVNR-AM in the Los Angeles market and KJOJ-AM in the Houston market broadcast Vietnamese-language programming. According to the 2000 U.S. Census, Los Angeles and Houston represent the #1 and #3 largest Vietnamese markets, respectively, in the United States. Station KSEV-AM in Houston broadcasts an English-language talk format.

Television.    We currently air fifteen hours, eleven hours and thirteen and one-half hours of Spanish-language programming on each weekday on KRCA-TV, KZJL-TV and KSDX-LP, respectively. We air a combined fourteen hours, nineteen and one-half hours, and thirteen and one-half hours on Saturdays and Sundays on KRCA-TV, KZJL-TV and KSDX-LP, respectively. Our daytime programming content consists primarily of internally-produced programs such as single topic talk shows, local news, and music variety shows, as well as purchased programs including Spanish-language movies. We own or have the rights to a library of more than 3,200 hours of Spanish-language movies, children’s shows and other programming content available for broadcast on our television stations.

Similar to our radio programming strategy, we seek to maximize our television group’s profitability by broadcasting Spanish-language programming and selling infomercial airtime. In February 2003, we began programming our station KSDX-LP in San Diego with Spanish-language programming from our Los Angeles television station master control facilities.

Production Facilities

We own Empire Burbank Studios, a fully-equipped television production complex next to our offices in Burbank, California. The studio provides us with all of the physical facilities needed to produce our own Spanish-language television programming without the variable expense of renting the services from an outside vendor. As a result, we are able to produce our programming at a very low cost as compared to our competitors. We currently produce the following highly-rated Spanish-language programs at our Burbank facilities:

•	Noticias 62 En Vivo: our local Los Angeles news anchored by Emmy award winning Jesús Javier that airs on KRCA-TV every weekday from 12:00 PM to 12:30 PM and from 9:00 PM to 10:00 PM;

•	Los Angeles En Vivo: a local live talk show for Los Angeles viewers hosted by Penelope Menchaca that airs on KRCA-TV every weekday from 12:30 PM to 1:00 PM;

•	El Show de Maria Laria: a talk show hosted by Emmy award winning Maria Laria that airs on KRCA-TV and KSDX-LP every weekday from 3:00 PM to 4:00 PM and on KZJL-TV every weekday from 5:00 PM to 6:00 PM;

•	Que Buena TV: a music-oriented variety show centered around the music played by our KBUE-FM, KBUA-FM and KMXN-FM radio stations that airs on KRCA-TV every weekday from 4:00 PM to 5:00 PM; and

•	José Luis Sin Censura: a fast-paced talk show hosted by well-known Spanish television personality José Luis Gonzáles that airs on KRCA-TV every weekday from 6:00 PM to 7:00 PM and on KZJL-TV and KSDX-LP every weekday from 9:00 PM to 10:00 PM.

In addition, we produce La Raza TV, a music-oriented variety show centered around the music played by our KTJM-FM/KJOJ-FM radio station, on location in Houston. The show airs on KZJL-TV every weekday from 4:00 PM to 5:00 PM.

We sell our two locally-produced talk shows, El Show de Maria Laria and José Luis Sin Censura, to independent broadcasters outside of our markets which allows us to recoup a portion of the production costs for these shows. We also lease a portion of our Empire Burbank Studios to third parties which offsets a portion of the cost associated with the facility.

Sales and Advertising

The significant majority of our net revenues are generated from the sale of local and national advertising for broadcast on our radio and television stations. Local sales are made by our sales staffs located in Los Angeles and Houston. National sales are made by our national sales representative, Spanish Media Rep Team, Inc., an affiliate of the shareholders of our parent, in exchange for a commission from us that is based on a percentage of our net revenues from the advertising obtained. Approximately 83% of our gross revenues for the year ended December 31, 2002 were generated from the sale of local advertising and approximately 17% from sales to national advertisers.

We believe that advertisers can reach the Hispanic community more cost effectively through radio and television broadcasting than through printed advertisements. Advertising rates charged by radio and television stations are based primarily on:

•	A station’s audience share within the demographic groups targeted by the advertisers;

•	The number of radio and television stations in the market competing for the same demographic groups; and

•	The supply and demand for radio and television advertising time.

A radio or television station’s listenership or viewership is reflected in ratings surveys that estimate the number of listeners or viewers tuned to the station. Each station’s ratings are used by its advertisers to consider advertising with the radio or television station and are used by us to, among other things, chart audience growth, set advertising rates and adjust programming.

Competition

Radio and television broadcasting are highly competitive businesses. The financial success of each of our radio and television stations depends in large part on our audience ratings, our ability to increase our market share of the available advertising revenue and the economic health of the market. In addition, our advertising revenue depends upon the desire of advertisers to reach our audience demographic.

Our Spanish-language radio stations compete against other Spanish-language radio stations in their markets for audiences and advertising revenue. In Los Angeles, our radio stations compete primarily against Hispanic Broadcasting Corporation, Spanish Broadcasting Systems, Inc. and Entravision Communications Corporation, three of the largest Hispanic group radio station operators in the United States. In Houston, our radio stations compete primarily against Hispanic Broadcasting Corporation.

Our television stations compete against Univision Communications Inc., Telemundo Communications Group, Inc. and TV Azteca S.A. de C.V. for audiences and advertising revenue in both the Los Angeles and Houston markets.

Two of our competitors, Univision Communications, Inc. and Hispanic Broadcasting Corporation, recently announced an agreement to merge. Upon consummation of the merger, the combined company, which will have resources substantially greater than ours, will be our first cross-media competitor in Los Angeles and Houston.

Employees

As of March 31, 2003, we had approximately 388 employees, of which approximately 314 were full-time employees. We had approximately 157 full-time employees in television and approximately 157 full-time employees in radio. None of our employees are represented by labor unions and we have not entered into any collective bargaining agreements. We believe that our relations with our employees are good.

Properties and Facilities

The types of properties required to support our radio and television stations include offices, studios and transmitter and antenna sites. Through our wholly owned subsidiary, we own studio and office space at 1845 West Empire Avenue, Burbank, California 91504. This property is subject to a mortgage in favor of City National Bank, with whom our subsidiary has entered into a loan agreement. See “Description of Other Indebtedness—Empire Burbank Loan.” We also own studio and office space at 1813 Victory Place, Burbank, California 91504. In addition, we own an office building in Houston, Texas for our operations there. We own a number of our transmitter and antenna sites and lease or license the remainder from third parties. We generally select our tower and antenna sites to provide maximum market coverage. In general, we do not anticipate difficulties in renewing these site leases. No single facility is material to us and we believe our facilities are generally in good condition and suitable for our operations.

Legal Proceedings

From time to time, we are involved in litigation incidental to the conduct of our business, but we are not currently a party to any material lawsuit or proceeding against us.

REGULATION OF TELEVISION AND RADIO BROADCASTING

General

The FCC regulates television and radio broadcast stations pursuant to the Communications Act of 1934, as amended. Among other things, the FCC:

•	determines the particular frequencies, locations and operating power of stations;

•	issues, renews, revokes and modifies station licenses;

•	regulates equipment used by stations; and

•	adopts and implements regulations and policies that directly or indirectly affect the ownership, changes in ownership, control, operation and employment practices of stations.

A licensee’s failure to observe the requirements of the Communications Act or FCC rules and policies may result in the imposition of various sanctions, including admonishment, fines, the grant of renewal terms of less than eight years, the grant of a license with conditions or, in the case of particularly egregious violations, the denial of a license renewal application, the revocation of an FCC license or the denial of FCC consent to acquire additional broadcast properties.

Congress and the FCC have had under consideration or reconsideration, and may in the future consider and adopt, new laws, regulations and policies regarding a wide variety of matters that could, directly or indirectly, affect the operation, ownership and profitability of our television and radio stations, result in the loss of audience share and advertising revenue for our television and radio broadcast stations or affect our ability to acquire additional television and radio broadcast stations or finance such acquisitions. These matters may include:

•	changes to the license authorization and renewal process;

•	proposals to impose spectrum use or other fees on FCC licensees;

•	changes to the FCC’s equal employment opportunity regulations and other matters relating to involvement of minorities and women in the broadcasting industry;

•	proposals to change rules relating to political broadcasting including proposals to grant free air time to candidates;

•	proposals to restrict or prohibit the advertising of beer, wine and other alcoholic beverages;

•	technical and frequency allocation matters, including a new Class A television service for existing low-power television stations and a new low-power FM radio broadcast service;
•	the implementation of digital audio broadcasting on both satellite and terrestrial bases;

•	the implementation of rules governing the transmission of local television signals by direct broadcast satellite services in their local areas, and requiring cable television and direct broadcast satellite to carry local television digital signals;

•	changes in broadcast multiple ownership, foreign ownership, cross-ownership and ownership attribution policies; and

•	proposals to alter provisions of the tax laws affecting broadcast operations and acquisitions.

We cannot predict what changes, if any, might be adopted, nor can we predict what other matters might be considered in the future, nor can we judge in advance what impact, if any, the implementation of any particular proposal or change might have on our business.

FCC Licenses

Television and radio stations operate pursuant to licenses that are granted by the FCC for a term of eight years, subject to renewal upon application to the FCC. During the periods when renewal applications are pending, petitions to deny license renewal applications may be filed by interested parties, including members of the public. The FCC may hold hearings on renewal applications if it is unable to determine that renewal of a license would serve the public interest, convenience and necessity, or if a petition to deny raises a “substantial and material question of fact” as to whether the grant of the renewal applications would be inconsistent with the public interest, convenience and necessity. However, the FCC is prohibited from considering competing applications for a renewal applicant’s frequency, and is required to grant the renewal application if it finds:

•	that the station has served the public interest, convenience and necessity;

•	that there have been no serious violations by the licensee of the Communications Act or the rules and regulations of the FCC; and

•	that there have been no other violations by the licensee of the Communications Act or the rules and regulations of the FCC that, when taken together, would constitute a pattern of abuse.

If as a result of an evidentiary hearing, the FCC determines that the licensee has failed to meet the requirements for renewal and that no mitigating factors justify the imposition of a lesser sanction, the FCC may deny a license renewal application. Historically, FCC licenses have generally been renewed. We have no reason to believe that our licenses will not be renewed in the ordinary course, although there can be no assurance to that effect. The non-renewal of one or more of our stations’ licenses could have a material adverse effect on our business.

Transfer and Assignment of Licenses

The Communications Act requires prior consent of the FCC for the assignment of a broadcast license or the transfer of control of a corporation or other entity holding a license. In determining whether to approve an assignment of a television or radio broadcast license or a transfer of control of a broadcast licensee, the FCC considers a number of factors pertaining to the licensee including compliance with various rules limiting common ownership of media properties, the acquiror’s post-acquisition share of the broadcasting advertising market, the “character” of the licensee and those persons holding “attributable” interests therein, the Communications Act’s limitations on foreign ownership and compliance with the FCC rules and regulations.

To obtain the FCC’s prior consent to assign or transfer a broadcast license, appropriate applications must be filed with the FCC. If the application to assign or transfer the license involves a substantial change in ownership or control of the licensee, for example, the transfer or acquisition of more than 50% of the voting equity, the application must be placed on public notice for a period of 30 days during which petitions to deny the application may be filed by interested parties, including members of the public. If an assignment application does not involve new parties, or if a transfer of control application does not involve a “substantial” change in ownership or control, it is a pro forma application, which is not subject to the public notice and 30-day petition to deny procedure. The regular and pro forma applications are nevertheless subject to informal objections that may be filed any time until the FCC acts on the application. If the FCC grants an assignment or transfer application, interested parties have 30 days from public notice of the grant to seek reconsideration of that grant. The FCC has an additional ten days to set aside such grant on its own motion. When ruling on an assignment or transfer application, the FCC is prohibited from considering whether the public interest might be served by an assignment or transfer to any party other than the assignee or transferee specified in the application.

Foreign Ownership Rules

Under the Communications Act, a broadcast license may not be granted to or held by persons who are not U.S. citizens, by any corporation that has more than 20% of its capital stock owned or voted by non-U.S. citizens or entities or their representatives, by foreign governments or their representatives or by non-U.S. corporations. Furthermore, the Communications Act provides that no FCC broadcast license may be granted to or held by any corporation directly or indirectly controlled by any other corporation of which more than 25% of its capital stock is owned of record or voted by non-U.S. citizens or entities or their representatives, or foreign governments or their representatives or by non-U.S. corporations, if the FCC finds the public interest will be served by the refusal or revocation of such license. These restrictions apply similarly to partnerships, limited liability companies and other business organizations. Thus, the licenses for our stations could be revoked if more than 25% of our outstanding capital stock is issued to or for the benefit of non-U.S. citizens in excess of these limitations.

Multiple Ownership and Cross-Ownership Rules

The FCC generally applies its other broadcast ownership limits to “attributable” interests held by an individual, corporation or other association or entity. In the case of a corporation holding broadcast licenses, the interests of officers, directors and those who, directly or indirectly, have the right to vote 5% or more of the stock of a licensee corporation are generally deemed attributable interests, as are positions as an officer or director of a corporate parent of a broadcast licensee.

Stock interests held by insurance companies, mutual funds, bank trust departments and certain other passive investors that hold stock for investment purposes only become attributable with the ownership of 20% or more of the voting stock of the corporation holding broadcast licenses. On December 3, 2001, the FCC reinstated the single majority shareholder exemption to these attribution rules, which provides that the interest of minority shareholders in a corporation are not attributable if a single entity holds 50% or more of that corporation’s voting stock.

A time brokerage agreement with another television or radio station in the same market creates an attributable interest in the brokered television or radio station as well for purposes of the FCC’s local television or radio station ownership rules, if the agreement affects more than 15% of the brokered television or radio station’s weekly broadcast hours.

Debt instruments, non-voting stock, options and warrants for voting stock that have not yet been exercised, insulated limited partnership interests where the limited partner is not “materially involved” in the media-related activities of the partnership and minority voting stock interests in corporations where there is a single holder of more than 50% of the outstanding voting stock whose vote is sufficient to affirmatively direct the affairs of the corporation generally do not subject their holders to attribution.

However, the FCC now applies a rule, known as the equity-debt-plus rule, that causes certain creditors or investors to be attributable owners of a station, regardless of whether there is a single majority shareholder or other applicable exception to the FCC’s attribution rules. Under this rule, a major programming supplier (any programming supplier that provides more than 15% of the station’s weekly programming hours) or a same-market media entity will be an attributable owner of a station if the supplier or same-market media entity holds debt or equity, or both, in the station that is greater than 33% of the value of the station’s total debt plus equity. For purposes of the equity-debt-plus rule, equity includes all stock, whether voting or nonvoting, and, equity held by insulated limited partners in limited partnerships. Debt includes all liabilities, whether long-term or short-term. If a party were to purchase notes which, in combination with other of our debt or equity interests, amounts to more than 33% of the value of one or more of our station’s total debt plus equity and such party were a major programming supplier or a same-market media entity, such interest could result in a violation of one of the ownership rules. As a result of such violation, we may be unable to obtain from the FCC one or more authorizations needed to conduct our broadcast business and may be unable to obtain FCC consents for certain future acquisitions unless either we or the investor were to remedy the violation.

Generally, the FCC only permits an owner to have one television station per market. A single owner is permitted to have two stations with overlapping signals so long as they are assigned to different markets. Recent changes to the FCC’s rules regarding ownership now permit an owner to operate two television stations assigned to the same market so long as either:

•	the television stations do not have overlapping broadcast signals; or

•	there will remain after the transaction eight independently owned, full power noncommercial or commercial operating television stations in the market and one of the two commonly-owned stations is not ranked in the top four based upon audience share.

The FCC will consider waiving these ownership restrictions in certain cases involving failing or failed stations or stations which are not yet built.

The FCC permits a television station owner to own one radio station in the same market as its television station. In addition, a television station owner is permitted to own additional radio stations, not to exceed the local ownership limits for the market, as follows:

•	in markets where 20 media voices will remain, an owner may own an additional five radio stations, or, if the owner only has one television station, an additional six radio stations; and

•	in markets where ten media voices will remain, an owner may own an additional three radio stations.

A “media voice” includes each independently-owned and operated full-power television and radio station and each daily newspaper that has a circulation exceeding 5% of the households in the market, plus one voice for all cable television systems operating in the market.

The Communications Act and the FCC impose specific limits on the number of commercial radio stations an entity can own in a single market. The local radio ownership rules are as follows:

•	In a radio market with 45 or more commercial radio stations, a party may own, operate or control up to eight commercial radio stations, not more than five of which are in the same service (AM or FM).

•	In a radio market with between 30 and 44 (inclusive) commercial radio stations, a party may own, operate or control up to seven commercial radio stations, not more than four of which are in the same service (AM or FM).

•	In a radio market with between 15 and 29 (inclusive) commercial radio stations, a party may own, operate or control up to six commercial radio stations, not more than four of which are in the same service (AM or FM).

•	In a radio market with 14 or fewer commercial radio stations, a party may own, operate or control up to five commercial radio stations, not more than three of which are in the same service (AM or FM), except that a party may not own, operate, or control more than 50% of the radio stations in such market.

The FCC has for several years reviewed transactions that comply with these numerical ownership limits but that it believes might involve undue concentration in the market for radio advertising. The FCC has notified the public of its intention to review this policy and has adopted an interim policy under which it performs a substantial review of applications that would lead to a post-acquisition market share of 50%, or a 70% share between two competitors. The FCC has also solicited comments from the public on whether it should alter the way in which it defines radio markets for purposes of these rules.

Because of these multiple and cross-ownership rules, if a shareholder, officer or director of LBI Media holds an “attributable” interest in one or more of our stations, that shareholder, officer or director may violate the FCC’s rules if that person or entity also holds or acquires an attributable interest in other television or radio stations or daily newspapers, depending on their number and location. If an attributable shareholder, officer or director of LBI Media violates any of these ownership rules, we may be unable to obtain from the FCC one or more authorizations needed to conduct our broadcast business and may be unable to obtain FCC consents for certain future acquisitions.

Recent court rulings have called into question the validity of the FCC’s current ownership limitations involving local market and nationwide limitations and even the FCC’s authority to impose such limits. In addition, the FCC has announced that it is considering changes to or possible elimination of its ownership limit rules. The judicial review of the current ownership limitations is ongoing. Additionally, the FCC determined on September 12, 2002 to commence a proceeding to review all of its ownership limitations that affect radio and television stations. The existing proceedings are being consolidated into the new proceeding. At this time it is difficult to predict the future of the FCC’s restrictions on how many stations a party may own, operate and/or control and what types of media properties a party may commonly own in a market, and the effect that those changes may have upon our future acquisitions and competition we experience from other companies.

Programming and Operation

The Communications Act requires broadcasters to serve the “public interest.” Since 1981, the FCC has gradually relaxed or eliminated many of the more formalized procedures it developed to promote the broadcast of certain types of programming responsive to the needs of a broadcast station’s community of license. Nevertheless, a broadcast licensee continues to be required to present programming in response to community problems, needs and interests and to maintain certain records demonstrating its responsiveness. The FCC will consider complaints from the public about a broadcast station’s programming when it evaluates the licensee’s renewal application, but complaints also may be filed and considered at any time. Stations also must follow various FCC rules that regulate, among other things, political broadcasting, the broadcast of obscene or indecent programming, sponsorship identification, the broadcast of contests and lotteries, certain types of advertising such as for out-of-state lotteries and gambling casinos, and technical operation.

The FCC requires that licensees must not discriminate in hiring practices. In light of a 2001 court ruling that vacated FCC requirements that licensees follow certain specific practices with respect to minority hiring, the FCC has proposed new rules that would require licensees to engage in minority “outreach” efforts, among other things, and to make several new filings to the FCC. Until the FCC has issued final rules, the impact of these proposals remains unclear.

The FCC rules also prohibit a broadcast licensee from simulcasting more than 25% of its programming on another radio station in the same broadcast service (that is, AM/AM or FM/FM). The simulcasting restriction applies if the licensee owns both radio broadcast stations or owns one and programs the other through a local marketing agreement, provided that the contours of the radio stations overlap in a certain manner.

“Must Carry” Rules and Satellite Home Viewer Improvement Act of 1999

FCC regulations implementing the 1992 Cable Act require each full-service television broadcaster to elect, at three year intervals beginning October 1, 1993, to either:

•	require carriage of its signal by cable systems in the station’s market, which is referred to as “must carry” rules; or

•	negotiate the terms on which such broadcast station would permit transmission of its signal by the cable systems within its market which is referred to as “retransmission consent.”

We have elected “must carry” with respect to each of our full-power stations.

Under the FCC’s rules currently in effect, cable systems are only required to carry one signal from each local broadcast television station. As our systems begin broadcasting digital signals in 2002, the cable systems that carry our stations’ analog signals will not be required to carry such digital signal until we discontinue our analog broadcasting. Also, under current FCC rules, the cable systems will be required to carry only one channel of digital signal from each of our stations, even though we may be capable of broadcasting multiple programs simultaneously within the bandwidth that the FCC has allotted to us for digital broadcasting.

The Satellite Home Viewer Improvement Act of 1999 allows satellite carriers to deliver “distant” broadcast programming to subscribers who are unable to obtain television network programming over the air from local television stations. It also allows satellite carriers to provide subscribers with “local-into-local” programming, but imposes a requirement analogous to the Cable Act’s “must carry” rules: Any satellite company that has chosen to provide local-into-local service must provide subscribers with all of the local broadcast television signals that are assigned to the market and where television licensees ask to be carried on the satellite system. We have taken advantage of this law to secure carriage of our full-service stations in those markets where the satellite operators have implemented local-into-local service.

Time Brokerage Agreements

We have entered into time brokerage agreements under which we are given the right to broker time on stations owned by third parties, or agree that other parties may broker time on our stations. Historically, we have only purchased time on stations owned by third parties prior to purchasing selected assets of that station. By using time brokerage agreements, we can provide programming and other services to a station proposed to be acquired before we receive all applicable FCC and other governmental approvals. As indicated, we have, from time to time, entered into time brokerage agreements giving third parties the right to broker time on stations owned by us.

FCC rules and policies generally permit time brokerage agreements if the station licensee retains ultimate responsibility for and control of the applicable station. We may not be able to air all of our scheduled programming on a station with which we have time brokerage agreements or that we will receive the anticipated revenue from the sale of advertising for that programming.

Stations may enter into cooperative arrangements known as joint sales agreements. Under the typical joint sales agreement, a station licensee obtains, for a fee, the right to sell substantially all of the commercial advertising on a separately-owned and licensed station in the same market. It also involves the provision by the selling party of certain sales, accounting and services to the station whose advertising is being sold. Unlike a time brokerage agreement, the typical joint sales agreement does not involve programming.

As part of its increased scrutiny of television and radio station acquisitions, the Department of Justice has stated publicly that it believes that time brokerage agreements and joint sales agreements could violate the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, if such agreements take effect prior to the expiration of the waiting period under that Act. Furthermore, the Department of Justice has noted that joint sales agreements may raise antitrust concerns under Section 1 of the Sherman Antitrust Act and has challenged them in certain locations. The Department of Justice also has stated publicly that it has established certain revenue and audience share concentration benchmarks with respect to television and radio station acquisitions, above which a transaction may receive additional antitrust scrutiny. The “Risk Factors—Risks Related to the Television and Radio Industries” section of this prospectus contains a more complete discussion of this issue and the risks to which we are exposed as a result.

Digital Television Services

The FCC has adopted rules for implementing digital television service in the U.S. Implementation of digital television will improve the technical quality of television signals and provide broadcasters the flexibility to offer new services, including high-definition television and data broadcasting.

The FCC has established service rules and adopted a table of allotments for digital television. Under the table, certain eligible broadcasters with a full-service television station are allocated a separate channel for digital television operation. Stations will be permitted to phase in their digital television operations over a period of years after which they will be required to surrender their license to broadcast the analog, or non-digital television signal. KRCA-TV began broadcasting with a digital signal in November 2002, and we have received an extension until May 1, 2003 with respect to the commencement of operation of KZJL-TV’s digital facility. We have developed a plan for complying with these requirements. We must return one of our analog channels for each station to the government by 2006, and, in the case of KRCA-TV, we will need to change the frequency on which our digital station operates, except that these deadlines may be extended until digital television receivers reach an 85% market penetration.

Equipment and other costs associated with the transition to digital television, including the necessity of temporary dual-mode operations and the relocation of stations from one channel to another, will impose some near-term financial costs on television stations providing the services. The potential also exists for new sources of revenue to be derived from digital television. We cannot predict the overall effect the transition to digital television might have on our business.

Digital Radio Services

The FCC has recently adopted rules authorizing the implementation of terrestrial digital audio broadcasting technology, including In-Band On-Channel™ technology for FM radio stations. Digital audio broadcasting’s advantages over traditional analog broadcasting technology include improved sound quality and the ability to offer a greater variety of auxiliary services. In-Band On-Channel™ technology permits FM stations to transmit radio programming in both analog and digital formats, or in digital only formats, using the bandwidth that the radio station is currently licensed to use. It is unclear what effect those regulations will have on our business or the operations of our radio stations.

The FCC has allocated spectrum to a new technology, satellite digital audio radio service, to deliver satellite-based audio programming to a national or regional audience. The nationwide reach of the satellite digital audio radio service could allow niche programming aimed at diverse communities that we are targeting. Two companies that hold licenses for authority to offer multiple channels of digital, satellite-delivered radio could compete with conventional terrestrial radio broadcasting. These competitors have commenced their operations.

Radio Frequency Radiation

The FCC has adopted rules limiting human exposure to levels of radio frequency radiation. These rules require applicants for renewal of broadcast licenses or modification of existing licenses to inform the FCC whether the applicant’s broadcast facility would expose people or employees to excessive radio frequency radiation. We believe that all of our stations are in compliance with the FCC’s current rules regarding radio frequency radiation exposure.

Low-Power Radio Broadcast Service

On January 20, 2000, the FCC adopted rules creating a new low-power FM radio service. The low-power FM service consists of two classes of radio stations, with maximum power levels of either 10 watts or 100 watts. The 10 watt stations reach an area with a radius of between one and two miles and the 100 watt stations reach an area with a radius of approximately three and one-half miles. Each of these low-power FM stations is required to avoid interference with other existing FM stations, as currently required of full-powered FM stations.

The low-power FM service is exclusively non-commercial. It is difficult to predict what impact, if any, the new low-power FM service will have on competition for our stations’ audiences. Because of the legislation passed by Congress in 2000, which protected incumbent radio broadcasters on frequency three channels away, and because of certain FCC interference standards, we expect that low-power FM service will cause little or no signal interference with our stations.

MANAGEMENT

The following sets forth information about our directors, executive officers and key non-executive employees:

Name	Position	Age
Directors and Executive Officers
Jose Liberman	Co-Founder, President and Director	77
Lenard Liberman	Co-Founder, Executive Vice President, Secretary and Director	41
Brett Zane	Chief Financial Officer	36

Key Non-Executive Employees
Eduardo Leon	Vice President—Programming	38
Andrew Mars	Corporate Vice President—Sales	48
Xavier Ortiz	Vice President—National Sales	35

Jose Liberman co-founded Liberman Broadcasting, Inc., which is now a subsidiary of LBI Media, with his son, Lenard, in 1987. Since 1987, he has served as our President and a member of our board of directors. Mr. Liberman started his career in radio broadcasting in 1957 with the purchase of XERZ in Mexico and the establishment of a radio advertising representative firm in Mexico. In 1976, Mr. Liberman acquired KLVE-FM, the first Los Angeles FM station to utilize a Hispanic format. In 1979, he purchased KTNQ-AM and combined it with KLVE to create the first Hispanic AM/FM simulcast in Los Angeles.

Lenard Liberman has served as our Executive Vice President and Secretary and as a member of our board of directors since founding Liberman Broadcasting, Inc. with his father in 1987. He served as our Chief Financial Officer from April 2002 to April 2003. Mr. Liberman manages all day-to-day operations including acquisitions and financings. He received his juris doctorate degree and masters of business administration degree from Stanford University in 1987.

Brett Zane has served as our Chief Financial Officer since April 7, 2003. Over the past nine years, Mr. Zane served as Vice President and Chief Financial Officer and as a member of the board of directors of Logistics Express, Inc., North America’s largest independent provider of logistics and distribution services to the industrial gas industry. In addition, Mr. Zane has served as a director for ALEMBIC, a captive property and casualty insurance company domiciled in the Cayman Islands, since 1994. Prior to joining Logistics Express, Inc., Mr. Zane worked in the Capital Markets and Mergers and Acquisitions Departments of Prudential Securities, Inc. He received his masters of business administration from the UCLA Andersen Graduate School of Management in 1993.

Eduardo Leon joined us in 1998 as Vice President of Programming. He is responsible for all programming aspects of our radio stations. Prior to joining us, Mr. Leon was the program director from 1996 to 1998 at radio station WLEY-FM in Chicago, which is owned by Spanish Broadcasting Systems, Inc. In 1992, he founded Radio Ideas, a Spanish-language radio consulting company.

Andrew Mars joined Liberman Broadcasting in 1990 as vice president and station manager of KWIZ-FM and has served as our Corporate Vice President of Sales since 1995. Prior thereto, Mr. Mars was director of sales for WODS-FM in Boston. He previously served as a local sales manager at CBS Radio in Los Angeles.

Xavier Ortiz has served as our Vice President of National Sales since 1991. Prior to joining us, Mr. Ortiz was a sales account executive with WADO-AM Radio in New York City, Telemundo at Channel 47 in New York, and Caballero Spanish Media in New York City.

Composition of the Board of Directors

Our board consists of two directors, Jose Liberman and Lenard Liberman. According to our bylaws, the directors will be elected at each annual meeting of shareholders. Each director will hold office until the next annual meeting and until a successor has been qualified and elected. Any vacancies in our board will be filled by a majority vote of the remaining directors, even if less than quorum, or a sole remaining director. The elected person will serve the remainder of the vacant director’s term.

Compensation of Directors

Jose Liberman, our President, and Lenard Liberman, our Executive Vice President, Chief Financial Officer and Secretary, receive no additional compensation for their services as directors. We reimburse our directors for their reasonable expenses incurred in connection with attending board meetings.

Security Ownership of Management

Jose and Lenard Liberman each own 50% of the outstanding stock (100 shares of common stock each) of our parent, LBI Holdings I, Inc. We are a wholly owned subsidiary of our parent. Jose and Lenard Liberman each work at our offices at 1845 West Empire Avenue, Burbank, California 91504.

Compensation Committee Interlocks and Insider Participation

We do not have a compensation committee. Our board of directors is responsible for determining the compensation of our executive officers.

Executive Compensation

The following table describes the compensation we paid to our two executive officers during the fiscal year ended December 31, 2002:

Summary Compensation Table

	Annual Compensation
Name and Principal Position	Salary	Bonus
Jose Liberman	$172,500	$—
President

Lenard Liberman	$277,500	$—
Executive Vice President, Chief Financial Officer and Secretary

Neither officer received a bonus or any other reportable compensation in 2002.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Shareholder Notes

In March 2001, Liberman Broadcasting, Inc., our wholly owned subsidiary, issued amended and restated promissory notes to Jose and Lenard Liberman in the principal amount of $3,667,193 and $194,414, respectively. These notes were repaid with the proceeds from the refinancing of our senior credit facility and the offering of the old notes on July 9, 2002. The shareholder notes were payable on demand and accrued interest at the rate of 4.99% and 5.62% at December 31, 2001 and June 30, 2002, respectively.

Shareholder Loans

As of December 31, 2002, we had outstanding loans, including accrued interest, aggregating $230,640 and $2,225,025 to Jose and Lenard Liberman, respectively. For Jose Liberman, we have made loans of $146,590, $4,432 and $75,000 on December 20, 2001, July 14, 2002 and July 29, 2002, respectively. For Lenard Liberman, we have made loans of $243,095, $32,000 and $1,916,563 on December 20, 2001, June 14, 2002 and July 9, 2002, respectively.

Each of these loans bears interest at the alternative federal short-term rate published by the Internal Revenue Service for the month in which the advance was made, which rate was 2.48%, 2.91% and 2.84% for December 2001, June 2002 and July 2002, respectively. Each loan matures on the seventh anniversary of the date on which the loan was made. We are currently an “issuer” as defined under the Sarbanes-Oxley Act of 2002. As long as we are an “issuer” under the Sarbanes-Oxley Act of 2002, we may not make any personal loans to Jose or Lenard Liberman and the maturity dates of the existing loans may not be extended.

Stock Purchase Agreement

In January 1998, our parent entered into a stock purchase agreement with Lenard Liberman, Jose Liberman and Jose’s wife. If either Lenard or Jose seek to dispose of his stock, our parent has the right to acquire that stock at the lesser of the offer price or a price agreed upon by the shareholders, subject to adjustment every three years, beginning in 2004. If our parent does not exercise its right to repurchase the stock, the remaining shareholder has the right to purchase that stock at the same price as our parent. If neither our parent nor the remaining shareholder exercises its right to purchase the stock, the shareholder may transfer the stock free and clear of the restrictions set forth in the stock repurchase agreement for a period of 30 days. After the expiration of the 30-day period, the transfer restrictions contained in the stock purchase agreement will be reinstated.

In addition, if Lenard or Jose and his wife die, our parent has the right to repurchase their stock at a price agreed upon by the shareholders, subject to adjustment every three years, beginning in 2004. If our parent does not exercise its repurchase right, the remaining shareholder has the right to purchase that stock at the same price as our parent. If neither our parent nor the remaining shareholder exercises its right to purchase the stock, the stock may be transferred free and clear of the restrictions contained in the stock purchase agreement.

Payments for stock purchased under the stock purchase agreement may be in cash or in the form of a promissory note, which will be payable in five equal annual installments commencing on the first anniversary of the issuance of the note.

Spanish Media Rep Team

Jose and Lenard Liberman own and operate our national sales representative, Spanish Media Rep Team, Inc., or SMRT. SMRT receives a 15% commission from us for any advertising time it sells, which we believe approximates the market rate for commissions paid to national sales representatives. We paid approximately $1,339,000 to SMRT in 2002 for services provided to us.

DESCRIPTION OF OTHER INDEBTEDNESS

Senior Credit Facility

The description below is a description of the principal terms of the senior secured credit facility and is subject to, and qualified in its entirety by, reference to the definitive documentation.

Our senior credit facility provides for a $170.0 million senior secured reducing revolving credit facility. We have the option to request our lenders to increase the amount of the reducing revolving credit facility by an amount equal to no more than $30.0 million in the aggregate; however, our lenders are not obligated to do so. Letters of credit are also available to us under the credit agreement. Aggregate letters of credit outstanding at any time may not exceed the lesser of $5.0 million or the available revolving commitment amount. The credit facility matures on September 30, 2009.

Interest and Commitment Fee.     The revolving loans bear interest through maturity: (1) if a Base Rate (as defined below) loan, then at the sum of the Base Rate plus the Applicable Margin (as defined below), or (2) if a LIBOR loan, then at the sum of LIBOR plus the Applicable Margin. The Base Rate is the higher of (i) Fleet National Bank’s prime commercial lending rate and (ii) the Federal Funds Effective Rate (as published by the Federal Reserve Bank of New York) plus 0.5%.

The Applicable Margin for our loans is based on our total leverage ratio (total debt to EBITDA (as defined in the new credit agreement)). For Base Rate loans, the Applicable Margin will range from 0.25% to 1.75% and for LIBOR loans, the Applicable Margin will range from 1.50% to 3.00%. Upon the occurrence of an event of default discussed below, interest accrues at the rate otherwise applicable plus 2.00% so long as an event of default is continuing.

We pay an annual commitment fee on the unused portion of the revolving credit facility based on our utilization rate of the revolver. If we borrow less than 50% of the revolving credit commitment, we must pay an annual commitment fee of 0.500% times the unused portion. If we borrow 50% or more of the total revolving loan commitment, then we must pay an annual commitment fee of 0.375% times the unused portion.

Amortization.     The commitment to lend revolving loans is automatically reduced each quarter beginning June 30, 2005 until it is fully amortized on September 30, 2009.

Mandatory Prepayments.     We are required to prepay borrowings under our senior credit facility with:

•	100% of the net proceeds from non-ordinary course asset sales with aggregate net cash payments in excess of $3.5 million in any fiscal year, which we have not reinvested in assets in the same line of business within 170 days after receipt of the proceeds, subject to a limit of $5.0 million that may be reinvested in real estate after the date of the credit agreement and other limited exceptions; and

•	100% of insurance proceeds in excess of $250,000 per occurrence and $500,000 for all occurrences resulting from damage or destruction of assets that have not been used to replace such damage or destruction or otherwise reinvested in like assets within 180 days after receipt of the proceeds (or committed to be so reinvested within that period with those proceeds actually invested within 360 days).

All mandatory prepayments must be applied to reduce outstanding amounts under the revolving facility and permanently reduce the aggregate commitment amount, with pro rata reductions in scheduled commitment reductions.

Voluntary Prepayments.    We may prepay borrowings under our senior credit facility and reduce commitments at any time at our option subject to a minimum amount of $500,000.

Securities and Guarantees.     The loans under the senior credit facility are secured by a lien on substantially all of our tangible and intangible property, including accounts receivable, inventory, equipment, intellectual property and real property, and by a pledge of all of the shares of stock, partnership interests and limited liability company interests of our direct and indirect subsidiaries, of which we now own or later acquire more than a 50% interest or of which we now or later control.

Our obligations under the senior credit facility are guaranteed by each of our subsidiaries and the guarantees are secured by substantially all of the assets of our subsidiaries.

Covenants.     Our senior credit facility contains customary covenants for a senior credit facility, including restrictions on our ability and our subsidiaries’ ability to:

•        declare dividends or redeem or repurchase capital stock;

•        prepay, redeem or purchase debt;

•        incur liens and engage in sale-leaseback transactions;

•        make loans and investments;

•        incur or guaranty additional indebtedness;

•        enter into capital leases;

•        sell or discount notes and accounts receivable;

•        amend or otherwise alter debt and other material agreements, including the 9% subordinated notes of our parent and Empire Burbank’s loan described below;

• change our name, identity, organizational structure or governing documents;

•        issue or transfer capital stock;

•        make capital expenditures;

•        enter into management agreements or certain restrictive agreements;

•        change our fiscal year;

•        engage in mergers, acquisitions and asset sales;

•        transact with affiliates; and

•        alter the business we conduct.

In addition, our parent is prohibited from incurring additional debt with a current cash pay component without the consent of lenders with a majority of the revolving loan commitment.

Notwithstanding the covenant restricting mergers, acquisitions and asset sales, the senior credit facility allows us and our subsidiaries to acquire radio station KMXN-FM if certain conditions are met. We and our subsidiaries are also allowed to make acquisitions in similar lines of business provided that (i) no default or event of default exists before or after the acquisition, (ii) the agent receives detailed financial statements showing pro forma compliance with the covenants of this senior credit facility, (iii) the lenders with a majority of the revolving line commitment approve any acquisition greater than $50 million, and (iv) certain other conditions are met.

The senior credit facility also contains financial covenants, including a maximum ratio of total debt (which excludes Empire Burbank’s debt and the 9% subordinated notes) to EBITDA (as defined in the senior credit facility), a maximum ratio of senior debt (total debt minus all debt expressly subordinated to this credit facility, including the notes) to EBITDA, a minimum ratio of EBITDA to cash interest expense, a minimum ratio of EBITDA to fixed charges and a maximum limit on annual capital expenditures.

Events of Default.     Events of default under the senior credit facility include, but are not limited to:

•	failure to pay principal when due or interest within three business days after due;

•	material breach of any representation or warranty contained in the loan documents;

•	covenant defaults;

•	events of bankruptcy;

•	cross-defaults to other indebtedness, including defaults in the notes;

•	the existence of certain environmental and ERISA claims or liabilities;

•	loss or material impairment of material licenses;

•	a change of control of our company; and

•	the failure to find a qualified replacement for Lenard Liberman within 180 days after he no longer serves as an officer of, or has any oversight role with respect to, our company.

9% Subordinated Notes due 2013

In March 2001, our parent issued $30.0 million aggregate principal amount of 9% subordinated notes to a group of investors led by Alta Communications, Inc. The 9% subordinated notes are not our obligations and do not appear as debt on our balance sheet. However, because our parent is a holding company, it will depend upon funds generated by our subsidiaries to repay the 9% subordinated notes. On July 9, 2002, we modified certain terms in the subordinated note agreement and other agreements governing the 9% subordinated notes. As so amended, the 9% subordinated notes are subordinate in right of payment to our senior credit facility and the notes.

The 9% subordinated notes mature on the earlier of:

•	July 9, 2013;

•	upon acceleration following the occurrence and continuance of a material event of default;

•	a merger, sale or similar transaction involving our parent or substantially all of the subsidiaries of our parent;

•	the sale or other disposition of a majority of our parent’s issued and outstanding capital stock or other rights giving a third party a right to elect a majority of our parent’s board of directors; and

•	the date on which the warrants are repurchased pursuant to the call option described below.

The subordinated notes initially bear interest at 9% per year and will bear interest at 13% per year beginning September 9, 2009. Interest compounds annually and is payable only upon the maturity of the 9% subordinated notes. However, subject to the terms of subordination agreements with our senior lenders and holders of the notes, interest may be paid in cash on an annual basis if permitted under other debt agreements. Any interest not paid before maturity will be added to the face amount of the 9% subordinated notes. During the occurrence and continuation of an event of default, the applicable interest rate will increase by 4% per year. Any amounts owed after July 9, 2013 will bear interest at an additional 2% above the then applicable default rate and on each six month anniversary of July 9, 2013, the interest rate will increase by an additional 2%, up to a maximum of 21% per year, in all cases compounded annually.

Our parent may prepay the 9% subordinated notes in whole or in part at any time without penalty or premium, subject to the terms of the subordination agreements with our senior lenders and the holders of the notes. If permitted under our other debt agreements, mandatory redemption of the 9% subordinated notes and payment of all accrued and unpaid interest will occur at maturity.

The agreement governing the 9% subordinated notes contains covenants that, among other things, and subject to limited exceptions, prohibit us from engaging in any business other than permitted lines of business, restrict our ability and the ability of our subsidiaries to pay dividends or make other restricted payments and to enter into transactions with affiliates and require our parent to deliver certain financial information. Also, the holders of a majority of the 9% subordinated notes may select a representative to consult with and advise management on significant business issues, including proposed annual operating plans, and an observer to attend meetings of our board of directors and the boards of our subsidiaries. Lenard and Jose Liberman have personally undertaken not to engage in permitted lines of business other than through our parent or its subsidiaries. The holders of the 9% subordinated notes have agreed to refrain from taking any action that would terminate the status of our parent as an “S corporation.”

Events of default under the 9% subordinated notes are similar to the events of default under our senior credit facility. If a material event of default has occurred and is continuing, the 9% notes have been accelerated, any applicable consents have been obtained and any waiting periods have expired, then the holders of the 9% notes will have the right to elect the smallest number of directors necessary to take control of our parent’s board of directors until the obligation to repay the 9% subordinated notes and to repurchase the warrants has been completed.

Warrants Issued in Connection with the 9% Subordinated Notes

In March 2001, in connection with the issuance of the 9% subordinated notes, our parent issued warrants to purchase up to 14.02 shares, or 6.55%, of its common stock. As described below, the warrants have a put feature, which would allow the warrant holders to require our parent to repurchase the warrants at fair market value, and a call feature, which would allow our parent to repurchase the warrants at its option upon certain events. If either of these options are exercised, it could require a significant amount of cash from us to repurchase the warrants, since our parent is a holding company that has no operations or assets, other than its investment in us, and is dependent on us for cash flow. However, we have no legal obligation to provide that funding to our parent. The initial exercise price of the warrants is $.01 per share. So long as it would not generally result in the termination of S corporation status of our parent nor violate the federal communications laws, the warrants may be exercised at any time on or before the earlier of:

•	the later of (a) January 9, 2015 and (b) the date that is six months after payment in full of the 9% subordinated notes; and

•	the closing of an underwritten public offering of the common stock of our parent resulting in gross proceeds of more than $25.0 million.

However, the warrants will terminate no earlier than the date on which the warrant holders have the right to exercise their put rights as described below.

Put Right.    Subject to the subordination agreement with our senior lenders and the holders of the notes, the warrant holders will have the right to require our parent to repurchase the warrants, or if the warrants have been exercised, the common stock issued upon the exercise of the warrants, at any time after the maturity date of the 9% subordinated notes. Our parent must repurchase the warrants at the fair market value of its shares of common stock on the date of the put notice, as calculated under the warrant agreement, less the exercise price of the warrants at that time.

Call Right.    If our parent proposes an acquisition with a valuation of at least $5.0 million in which the lenders of any proposed financing source for such acquisition reasonably require in good faith that our parent amend the maturity date of the 9% subordinated notes or the expiration date of the warrants and the holders of a majority of the 9% subordinated notes or the warrants do not agree to such an amendment, then our parent will have the right to repurchase the warrants. In that case, the purchase price will be the fair market value of its shares of common stock on the date of the call notice, as calculated under the warrant agreement, less the exercise price of the warrants at that time. Our parent may exercise this right if and to the extent that it pays the outstanding amounts under the 9% subordinated notes in full.

Empire Burbank Loan

In July 1999, Empire Burbank Studios, Inc., our wholly owned subsidiary, issued an installment note to City National Bank in the aggregate principal amount of $3.25 million. As of December 31, 2002, approximately $2.8 million was outstanding on the installment note. In connection with the note, Empire Burbank Studios executed a mortgage in favor of City National Bank as security for the loan. The mortgage encumbers the property owned by Empire Burbank Studios at 1845 West Empire Avenue, Burbank, California 91504, which we use as our principal office and studio space. The note bears interest at the rate of 8.13% per annum and is payable in monthly principal and interest payments of approximately $32,000 through August 2014.

Pursuant to our senior credit facility, we agreed not to, and to cause Empire Burbank Studios not to, make any optional payment or prepayment under the Empire Burbank loan documents and not to, and to cause Empire Burbank Studios not to, amend, modify or change the Empire Burbank loan documents in a manner that would materially and adversely affect the respective lenders and note holders, as the case may be, without their consent. We also agreed to cause Empire Burbank Studios not to engage in any business other than the ownership of the Burbank office and studio property and the lease, sublease and renting of the same property.

DESCRIPTION OF THE EXCHANGE NOTES

The old notes were, and the exchange notes will be, issued under the indenture dated July 9, 2002 among us, our subsidiary guarantors and U.S. Bank, N.A., as trustee. The form and terms of the old notes and the exchange notes are identical in all material respect except the exchange notes will have been registered under the Securities Act. See “The Exchange Offer; Registration Rights—Purpose and Effect.” The definitions of certain capitalized terms used in the following summary are set forth below under “—Certain Definitions.” In this description, the word “LBI Media” refers only to LBI Media, Inc. and not to any of its subsidiaries.

The following description is a summary of the material provisions in the indenture. It does not restate the terms of the indenture in their entirety. We urge that you carefully read the indenture and the Trust Indenture Act of 1939 (the “TIA”), because the indenture and the TIA govern your rights as holders of the exchange notes, not this description. A copy of the indenture may be obtained from us.

The registered Holder of a note is treated as the owner of it for all purposes. Only registered Holders have rights under the indenture.

Brief Description of the Notes and the Subsidiary Guarantees

The Notes

The notes:

•	are general unsecured obligations of LBI Media;

•	are junior in right of payment to all existing and future Senior Debt of LBI Media;

•	are pari passu in right of payment with any future senior subordinated Indebtedness of LBI Media; and

•	are unconditionally guaranteed on a senior subordinated basis by the Guarantors.

The notes will be issued in fully registered form only, without coupons, in denominations of $1,000 and integral multiples of $1,000.

Any old notes that remain outstanding after the exchange offer, together with the exchange notes issued in connection with the exchange offer, will be treated as a single class of securities under the indenture.

The Subsidiary Guarantees

The notes are guaranteed by all of LBI Media’s Domestic Subsidiaries.

Each guarantee of the notes:

•	is a general unsecured obligation of the Guarantor;

•	is junior in right of payment to all existing and future Senior Debt of that Guarantor; and

•	is pari passu in right of payment with any future senior subordinated Indebtedness of that Guarantor.

As of December 31, 2002, LBI Media and the Guarantors have total Senior Debt of approximately $92.8 million. The indenture permits LBI Media and the Guarantors to incur additional Senior Debt. Payments on the notes and under the guarantees are subordinated to the payment of Senior Debt. See “—Subordination.”

As of the date of the indenture, all of LBI Media’s subsidiaries are “Restricted Subsidiaries.” However, under the circumstances described below under the subheading “—Certain Covenants—Designation of

Restricted and Unrestricted Subsidiaries,” LBI Media is permitted to designate certain subsidiaries as “Unrestricted Subsidiaries.” LBI Media’s Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the indenture and will not guarantee the notes.

Principal, Maturity and Interest

The indenture permits LBI Media to issue notes with a maximum aggregate principal amount of $400.0 million of which $150.0 million were issued on July 9, 2002. LBI Media may issue additional notes from time to time. Any offering of additional notes is subject to the covenant described below under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” and the terms of any other instruments of LBI Media and the Guarantors then in effect, including the Credit Agreement. The old notes, exchange notes and any additional notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. LBI Media will issue notes in denominations of $1,000 and integral multiples of $1,000. The notes will mature on July 15, 2012.

Interest on the notes accrues at the rate of 10 1/8% per annum and is payable semi-annually in arrears on January 15 and July 15, commencing on January 15, 2003. LBI Media makes each interest payment to the Holders of record on the immediately preceding January 1 and July 1.

Interest on the notes accrues from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

If a Holder has given wire transfer instructions to LBI Media, LBI Media will pay all principal, interest and premium and Liquidated Damages, if any, on that Holder’s notes in accordance with those instructions. All other payments on notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless LBI Media elects to make interest payments by check mailed to the Holders at their address set forth in the register of Holders.

Paying Agent and Registrar for the Notes

The trustee initially acts as paying agent and registrar. LBI Media may change the paying agent or registrar without prior notice to the Holders of the notes, and LBI Media or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

A Holder may transfer or exchange notes in accordance with the indenture. The registrar and the trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders are required to pay all taxes due on transfer. LBI Media is not required to transfer or exchange any note selected for redemption. Also, LBI Media is not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

Subsidiary Guarantees

The notes are and will be guaranteed by each of LBI Media’s current and future Domestic Subsidiaries. These Subsidiary Guarantees are joint and several obligations of the Guarantors. Each Subsidiary Guarantee is subordinated to the prior payment in full of all Senior Debt of that Guarantor, including Senior Debt incurred after the date of the indenture. The obligations of each Guarantor under its Subsidiary Guarantee are limited as necessary to prevent that Subsidiary Guarantee from constituting a fraudulent conveyance under applicable law.

See “Risk Factors—The subsidiary guarantees raise fraudulent transfer issues, which could impair the enforceability of the subsidiary guarantees.”

A Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not the Guarantor is the surviving Person), another Person, other than LBI Media or another Guarantor, unless:

(1)	immediately after giving effect to that transaction, no Default or Event of Default exists; and

(2)	either:

(a)	the Person acquiring the property in that sale or disposition or the Person formed by or surviving that consolidation or merger assumes all the obligations of that Guarantor under the indenture, its Subsidiary Guarantee and the registration rights agreement pursuant to a supplemental indenture satisfactory to the trustee; or

(b)	the Net Proceeds of that sale or other disposition are applied in accordance with the applicable provisions of the indenture.

The Subsidiary Guarantee of a Guarantor will be released:

(1)	in connection with any sale or other disposition of all or substantially all of the assets of that Guarantor (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to that transaction) a Subsidiary of LBI Media, if the sale or other disposition complies with the “Asset Sale” provisions of the indenture;

(2)	in connection with any sale of all of the Capital Stock of a Guarantor to a Person that is not (either before or after giving effect to that transaction) a Subsidiary of LBI Media, if the sale complies with the “Asset Sale” provisions of the indenture; or

(3)	if LBI Media designates any Restricted Subsidiary that is a Guarantor as an Unrestricted Subsidiary in accordance with the applicable provisions of the indenture.

Subordination

The payment of principal, interest and premium and Liquidated Damages, if any, on the notes is subordinated to the prior payment in full of all Senior Debt of LBI Media, including Senior Debt incurred after the date of the indenture.

The holders of Senior Debt are entitled to receive payment in full of all Obligations due in respect of Senior Debt (including interest after the commencement of any bankruptcy proceeding at the rate specified in the applicable Senior Debt) before the Holders of notes are entitled to receive any payment with respect to the notes (including, without limitation, payments on account of a purchase or redemption of the notes by LBI Media in connection with an Asset Sale Offer or a Change of Control Offer) (except that Holders of notes may receive and retain Permitted Junior Securities and payments made from the trust described under “—Legal Defeasance and Covenant Defeasance”), in the event of any distribution to creditors of LBI Media:

(1)	in a liquidation or dissolution of LBI Media;

(2)	in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to LBI Media or its property;

(3)	in an assignment for the benefit of creditors; or

(4)	in any marshaling of LBI Media’s assets and liabilities.

To the extent any payment on Senior Debt is declared fraudulent or preferential, set aside or required to be paid to any receiver, trustee in bankruptcy, liquidating trustee, agent or other similar Person under bankruptcy, insolvency, receivership, fraudulent conveyance or similar law, the payment may be recovered by, or paid over to, the receiver, trustee in bankruptcy, liquidating trustee, agent or other similar Person. In that event, the Senior Debt or part thereof originally intended to be satisfied by the payment will be deemed to be reinstated and outstanding as if that payment had not occurred.

Neither LBI Media nor any Guarantor may make any payment in respect of the notes (except in Permitted Junior Securities or from the trust described under “—Legal Defeasance and Covenant Defeasance”) if:

(1)	a payment default on Designated Senior Debt occurs and is continuing beyond any applicable grace period; or

(2)	any other default occurs and is continuing on any series of Designated Senior Debt that permits holders of that series of Designated Senior Debt to accelerate its maturity and the trustee receives a notice of that default (a “Payment Blockage Notice”) from LBI Media or the holders of any Designated Senior Debt.

Payments on the notes may and will be resumed:

(1)	in the case of a payment default, upon the date on which that default is cured or waived; and

(2)	in the case of a nonpayment default, upon the earlier of (i) the date on which that nonpayment default is cured or waived, (ii) 179 days after the date on which the applicable Payment Blockage Notice is received, or (iii) the date on which the trustee receives notice from, or on behalf of, the holders of Designated Senior Debt to terminate the applicable Payment Blockage Notice, unless the maturity of any Designated Senior Debt has been accelerated.

No new Payment Blockage Notice may be delivered unless and until 360 days have elapsed since the delivery of the immediately prior Payment Blockage Notice.

No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the trustee will be, or be made, the basis for a subsequent Payment Blockage Notice unless that default has been cured or waived for a period of not less than 90 days.

If the trustee or any Holder of the notes receives a payment in respect of the notes (except in Permitted Junior Securities or from the trust described under “—Legal Defeasance and Covenant Defeasance” so long as, on the date or dates the respective amounts were paid into trust, those payments were made without violating the subordination provisions described herein) when the payment is prohibited by these subordination provisions, the trustee or the Holder, as the case may be, will hold the payment in trust for the benefit of the holders of Senior Debt. Upon the proper written request of the holders of Senior Debt, the trustee or the Holder, as the case may be, will deliver the amounts in trust to the holders of Senior Debt or their proper representative in accordance with the terms set forth in the indenture.

LBI Media must promptly notify holders of Senior Debt if payment of the notes is accelerated because of an Event of Default.

As a result of the subordination provisions described above, in the event of a bankruptcy, liquidation or reorganization of LBI Media, Holders of notes may recover less ratably than creditors of LBI Media who are holders of Senior Debt. See “Risk Factors—Your right to receive payments on the notes and guarantees will be junior to the right of the holders of our and the guarantors’ senior debt.”

The rights of holders of Senior Debt to enforce these subordination provisions will not be impaired by any act or failure to act by LBI Media or any Holder or by the failure of LBI Media or any Holder to comply with the indenture.

Without in any way limiting the generality of the foregoing paragraph, the holders of Senior Debt may, at any time from time to time, without the consent of or notice to the trustee, do any one or more of the following:

(1)	change the manner, place or terms of payment or extend the time of payment of, or renew or alter, the Senior Debt, or otherwise amend or supplement in any manner, Senior Debt, or any instrument evidencing the same or any agreement under which Senior Debt is outstanding;

(2)	sell, exchange, release or otherwise deal with any property pledged, mortgaged or otherwise securing Senior Debt;

(3)	release any Person liable in any manner for the payment or collection of Senior Debt; and

(4)	exercise or refrain from exercising any rights against LBI Media and any other Person.

Optional Redemption

At any time prior to July 15, 2005, LBI Media may on any one or more occasions redeem up to 35% of the aggregate principal amount of notes issued under the indenture at a redemption price of 110.125% of the principal amount, plus accrued and unpaid interest and Liquidated Damages, if any, thereon to the applicable redemption date, with all or a portion of the net cash proceeds of one or more Public Equity Offerings; provided that:

(1)	at least 65% of the aggregate principal amount of notes issued under the indenture remains outstanding immediately after the occurrence of such redemption (excluding notes held by LBI Media and its Affiliates); and

(2)	the redemption occurs within 90 days of the date of the closing of that Public Equity Offering.

Except pursuant to the preceding paragraph, the notes are not redeemable at LBI Media’s option prior to July 15, 2007.

On or after July 15, 2007, LBI Media may redeem all or a part of the notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Liquidated Damages, if any, on the notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on July 15 of the years indicated below:

Year	Percentage
2007	105.063%
2008	103.375%
2009	101.688%
2010 and thereafter	100.000%

Mandatory Redemption

LBI Media is not required to make mandatory redemption or sinking fund payments with respect to the notes.

Repurchase at the Option of Holders

Change of Control

If a Change of Control occurs, each Holder of notes will have the right to require LBI Media to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000) of that Holder’s notes pursuant to a Change of Control Offer on the terms set forth in the indenture. In the Change of Control Offer, LBI Media will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest and Liquidated Damages, if any, on the notes repurchased, to the date of purchase. Within 30 days following any Change of Control, LBI Media will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the Change of Control Payment Date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date that notice is mailed. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, LBI Media will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the indenture by virtue of that conflict.

On the Change of Control Payment Date, LBI Media will, to the extent lawful:

(1)	accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

(2)	deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

(3)	deliver or cause to be delivered to the trustee the notes properly accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes being purchased by LBI Media.

The paying agent will promptly mail to each Holder of notes properly tendered the Change of Control Payment for those notes. The trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any. If the Change of Control Payment Date is on or after an interest record date and on or before the related interest payment date, accrued and unpaid interest, if any, will be paid to the Holder in whose name a note is registered at the close of business on that record date, and no additional interest will be payable to holders who tender pursuant to the Change of Control Offer. LBI Media’s ability to repurchase the notes pursuant to a Change of Control Offer may be limited by a number of factors, including obtaining funds necessary to finance the repurchase. See “Risk Factors—We may be unable to raise the funds necessary to finance the offer to repurchase the notes required by the indenture upon certain change of control events.”

Prior to complying with any of the provisions of this “Change of Control” covenant, but in any event within 90 days following a Change of Control, LBI Media will either repay all outstanding Senior Debt or obtain the requisite consents, if any, under all agreements governing outstanding Senior Debt to permit the repurchase of notes required by this covenant. LBI Media will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

The provisions described above that require LBI Media to make a Change of Control Offer following a Change of Control are applicable whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the Holders of the notes to require that LBI Media repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

LBI Media will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by LBI Media and purchases all notes properly tendered and not withdrawn under the Change of Control Offer.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of LBI Media and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of notes to require LBI Media to repurchase its notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of LBI Media and its Subsidiaries taken as a whole to another Person or group may be uncertain.

Asset Sales

LBI Media will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1)	LBI Media (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the fair market value of the assets or Equity Interests issued or sold or otherwise disposed of;

(2)	the fair market value is determined by LBI Media’s Board of Directors and evidenced by a resolution of the Board of Directors set forth in an officers’ certificate delivered to the trustee; and

(3)	at least 75% of the consideration received in the Asset Sale by LBI Media or that Restricted Subsidiary is in the form of cash or Cash Equivalents except to the extent LBI Media is undertaking a Permitted Asset Swap. For purposes of this provision and subparagraph (z) below, each of the following will be deemed to be cash:

(a)	any liabilities, as shown on LBI Media’s most recent consolidated balance sheet, of LBI Media or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the notes or any Subsidiary Guarantee) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases LBI Media or that Restricted Subsidiary from further liability; and

(b)	any securities, notes or other obligations received by LBI Media or that Restricted Subsidiary from the transferee converted by LBI Media or that Restricted Subsidiary within 90 days into cash or Cash Equivalents, to the extent of the cash or Cash Equivalents received in that conversion.

The 75% limitation referred to in clause (3) above will not apply to any Asset Sale in which the cash or Cash Equivalents portion of the consideration received therefrom, determined in accordance with the preceding provision, is equal to or greater than what the after tax proceeds would have been had that Asset Sale complied with the aforementioned 75% limitation.

Notwithstanding the foregoing, LBI Media or any Restricted Subsidiary is permitted to consummate an Asset Sale without complying with the foregoing if:

(x)	LBI Media or the Restricted Subsidiary receives consideration at the time of that Asset Sale at least equal to the fair market value of the assets or other property sold, issued or otherwise disposed of;

(y)	the fair market value is determined by LBI Media’s Board of Directors and evidenced by a resolution of the Board of Directors set forth in an officers’ certificate delivered to the trustee; and

(z)	at least 75% of the consideration for that Asset Sale constitutes a controlling interest in a Permitted Business, assets used or useful in a Permitted Business and/or cash and Cash Equivalents;

provided, however, that any cash or Cash Equivalents (other than any amount deemed cash under clause (3)(a) of the preceding paragraph) received by LBI Media or that Restricted Subsidiary in connection with any Asset Sale permitted to be consummated under this paragraph will constitute Net Proceeds subject to the provisions of the next paragraph.

Within 365 days after the receipt of any Net Proceeds from an Asset Sale, LBI Media or that Restricted Subsidiary may apply those Net Proceeds at its option:

(1)	to repay Senior Debt and, if the Senior Debt repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto;

(2)	to acquire all or substantially all of the assets of, or a majority of the Voting Stock of, a Permitted Business;

(3)	to make capital expenditures that are used or useful in a Permitted Business; or

(4)	to acquire other assets that are used or useful in a Permitted Business.

Pending the final application of any Net Proceeds, LBI Media may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the indenture.

Any Net Proceeds from Asset Sales that are not applied or invested as provided in the preceding paragraphs will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $10.0 million, LBI Media will make an Asset Sale Offer to all Holders of notes and all holders of other Indebtedness that is pari passu with the notes, containing provisions similar to those set forth in the indenture with respect to offers to purchase or redeem with the proceeds of sales of assets, to purchase the maximum principal amount of notes and other pari passu Indebtedness that may be purchased with the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of principal amount plus accrued and unpaid interest and Liquidated Damages, if any, to the date of purchase, and will be payable in cash. If the date of purchase is on or after an interest record date and on or before the related interest payment date, accrued and unpaid interest, if any, will be paid to the Holder in whose name a Note is registered at the close of business on that record date, and no additional interest will be payable to holders who tender pursuant to the Asset Sale Offer. If any Excess Proceeds remain after consummation of an Asset Sale Offer, LBI Media may use those Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes and other pari passu Indebtedness tendered into that Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee will select the notes and such other pari passu Indebtedness to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

LBI Media will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, LBI Media will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the indenture by virtue of that conflict.

LBI Media’s Credit Agreement contains prohibitions limiting LBI Media from purchasing any notes, and also provides that certain change of control or asset sale events with respect to LBI Media constitute a default under the Credit Agreement. Any future agreements relating to Senior Debt to which LBI Media becomes a party may contain similar restrictions and provisions. In the event a Change of Control or Asset Sale occurs at a time when LBI Media is prohibited from purchasing notes, LBI Media could seek the consent of its senior lenders to the purchase of notes or could attempt to refinance the borrowings that contain this prohibition. If LBI Media does not obtain a consent or repay the borrowings, LBI Media will remain prohibited from purchasing notes. In that case, LBI Media’s failure to purchase tendered notes would constitute an Event of Default under the indenture, which would, in turn, constitute a default under the Senior Debt. In that circumstance, the subordination provisions in the indenture would likely restrict payments to the Holders of notes.

Selection and Notice

If less than all of the notes are to be redeemed or purchased in an offer to purchase at any time, the trustee will select notes for redemption or repurchase as follows:

(1)	if the notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the notes are listed; or

(2)	if the notes are not listed on any national securities exchange, on a pro rata basis, by lot or by such method as the trustee deems fair and appropriate.

No notes of $1,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. Notices of redemption may not be conditional.

If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the Holder of notes upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of them called for redemption.

Certain Covenants

Restricted Payments

LBI Media will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1)	declare or pay any dividend or make any other payment or distribution on account of LBI Media’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving LBI Media or any of its Restricted Subsidiaries) or to the direct or indirect holders of LBI Media’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of LBI Media and other than dividends or distributions payable to LBI Media or a Restricted Subsidiary of LBI Media);

(2)	purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving LBI Media) any Equity Interests of LBI Media or any direct or indirect parent of LBI Media (other than any such Equity Interests owned by LBI Media or any of its Restricted Subsidiaries);

(3)	make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated to the notes or the Subsidiary Guarantees, except a payment of interest or principal at the Stated Maturity thereof (except for payments into a trust within one year of the Stated Maturity of any such subordinated Indebtedness which payments effect a defeasance or discharge of that Indebtedness); or

(4)	make any Restricted Investment (all payments and other actions set forth in these clauses (1) through (4) above being collectively referred to as “Restricted Payments”),

unless, at the time of and after giving effect to that Restricted Payment:

(1)	no Default or Event of Default has occurred and is continuing or would occur as a consequence of the Restricted Payment; and

(2)	LBI Media would, at the time of that Restricted Payment and after giving pro forma effect thereto as if that Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Leverage Ratio test set forth in the first paragraph of the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock;” and

(3)

that Restricted Payment, together with the aggregate amount of all other Restricted Payments made by LBI Media and its Restricted Subsidiaries after the date of the indenture (excluding Restricted Payments permitted by clauses (2), (3), (4), (5), (7), (8), (9), (10) and, to the extent that any payment made by Parent pursuant to the terms of the Management Incentive Contracts reduces Consolidated Net

Income of LBI Media, (11) of the next succeeding paragraph), is less than the sum, without duplication, of:

(a)	50% of the aggregate Consolidated Net Income of LBI Media (or, in the event the Consolidated Net Income will be a deficit, minus 100% of that deficit) accrued for the period beginning July 1, 2002 and ending on the last day of LBI Media’s most recent calendar month for which financial information is available to LBI Media ending prior to the date of the proposed Restricted Payment, taken as one accounting period, plus

(b)	100% of the aggregate net cash proceeds received by LBI Media since the date of the indenture from the issue or sale of Equity Interests of LBI Media (other than Disqualified Stock) or Disqualified Stock or debt securities of LBI Media that have been converted into those Equity Interests (other than (i) Equity Interests (or Disqualified Stock or convertible debt securities) sold to a Restricted Subsidiary and (ii) Disqualified Stock or convertible debt securities that have been converted into Disqualified Stock), plus

(c)	100% of the net cash proceeds received by LBI Media as bona fide equity capital contributions since the date of the indenture, plus

(d)	the aggregate amount returned in cash with respect to Restricted Investments made after the date of the indenture whether through interest payments, principal payments, dividends or other distributions, plus

(e)	the net cash proceeds received by LBI Media or any of its Restricted Subsidiaries from the disposition (other than to a Restricted Subsidiary), retirement or redemption of all or any portion of Restricted Investments made after the date of the indenture, plus

(f)	100% of any cash dividends or other cash distributions received by LBI Media or a Wholly Owned Restricted Subsidiary after the date of the indenture from an Unrestricted Subsidiary to the extent that those dividends or distributions were not otherwise included in Consolidated Net Income for that period and to the extent that those dividends or distributions do not represent payments in respect of taxes attributable to the activities of that Unrestricted Subsidiary.

The preceding provisions will not prohibit:

(1)	the payment of any dividend within 60 days after the date of declaration of the dividend, if at the date of declaration the dividend payment would have complied with the provisions of the indenture;

(2)	the redemption, repurchase, retirement, defeasance or other acquisition of any subordinated Indebtedness of LBI Media or any Guarantor or of any Equity Interests of LBI Media in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary of LBI Media) of, Equity Interests of LBI Media (other than Disqualified Stock); provided that the amount of those net cash proceeds that are utilized for that redemption, repurchase, retirement, defeasance or other acquisition will be excluded from clause (3)(b) of the preceding paragraph;

(3)	the defeasance, redemption, repurchase or other acquisition of subordinated Indebtedness of LBI Media or any Guarantor with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness;

(4)	the declaration and payment of any dividend by a Restricted Subsidiary of LBI Media to the holders of that Restricted Subsidiary’s Equity Interests on a pro rata basis;

(5)	the declaration and payment of dividends or distributions or the making of loans by LBI Media to Parent in an amount not to exceed the Permitted Shareholder Tax Distributions and the Permitted Holdings Tax Distributions, but only if at the time of any such declaration, dividend, distribution or loan Parent was an S Corporation or a substantially similar pass-through entity for federal income tax purposes and a QSSS Election was in effect for LBI Media;

(6)	the declaration and payment of any dividends or distributions or the making of any loans by LBI Media or any of its Restricted Subsidiaries to Parent to be used for, and in an amount equal to, the amount of any dividends or distributions paid or loans made by Parent to, or the repurchase of any Equity Interests of Parent from, the Principals or their Related Parties, provided that the aggregate amount of all those dividends, distributions and loans to Parent do not exceed $1.0 million in any calendar year;

(7)	the repurchase of Equity Interests of LBI Media or any of its Restricted Subsidiaries deemed to occur upon the exercise of stock options upon surrender of Equity Interests to pay the exercise price of those options;

(8)	the declaration and payment of any dividends or distributions or the making of any loans to Parent in an amount not to exceed $1.0 million in any calendar year to permit Parent to pay its corporate costs and expenses incurred in the ordinary course of business;

(9)	the retirement of any shares of Disqualified Stock of LBI Media by conversion into, or by exchange for, shares of Disqualified Stock of LBI Media, or out of the net cash proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary of LBI Media) of other shares of Disqualified Stock of LBI Media; provided that the Disqualified Stock of LBI Media that replaces the retired shares of Disqualified Stock of LBI Media will not require the direct or indirect payment of the liquidation preference earlier in time than the final stated maturity of the retired shares of Disqualified Stock of LBI Media;

(10)	the cancellation or forgiveness of any loan between LBI Media and/or its Affiliates existing on the date of the indenture or any loan permitted by subparagraphs (5), (6) and (8) above and (11) below (it being understood that any forgiveness or cancellation of these loans made in connection with any Permitted Holdings Tax Distribution or Permitted Shareholder Tax Distribution will not reduce the amount of subsequent Permitted Holdings Tax Distributions or Permitted Shareholder Tax Distributions); and

(11)	the declaration and payment of any dividends or distributions or the making of any loans to Parent for payments required to be made pursuant to the terms of the Management Incentive Contracts in an aggregate amount not to exceed $15.0 million.

The declaration and payment of any dividends or distributions or the making of any loans to Parent permitted by (i) subparagraph (5) above will not be permitted at any time when Parent is not an S Corporation or substantially similar pass-through entity for federal income tax purposes and (ii) subparagraphs (6) and (11) above will not be permitted at any time following any underwritten primary public offering of common stock of LBI Media or Parent.

The amount of all Restricted Payments (other than cash) will be the fair market value on the date of the Restricted Payment of the assets or securities proposed to be transferred or issued by LBI Media or the Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any assets or securities that are required to be valued by this covenant will be determined by the Board of Directors whose resolution with respect thereto will be delivered to the trustee. The Board of Directors’ determination must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if the fair market value exceeds $10.0 million.

Incurrence of Indebtedness and Issuance of Preferred Stock

LBI Media will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and LBI Media will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that LBI Media or any Guarantor may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock or preferred stock if LBI Media’s Leverage Ratio at the time of incurrence of the

Indebtedness or the issuance of the Disqualified Stock or preferred stock, as the case may be, after giving pro forma effect to that incurrence or issuance as of that date and to the use of proceeds therefrom as if the same had occurred at the beginning of the most recently ended four fiscal quarter period of LBI Media for which internal financial statements are available, would have been no greater than 7.0 to 1.

The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):

(1)	the incurrence by LBI Media or any Restricted Subsidiary of Indebtedness and letters of credit under Credit Facilities in an aggregate principal amount at any one time outstanding under this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of LBI Media and its Subsidiaries thereunder) not to exceed $150.0 million less the aggregate amount of all Net Proceeds of Asset Sales and Relocations applied by LBI Media or any of its Restricted Subsidiaries after the date of the indenture to repay any term Indebtedness under a Credit Facility or to repay any revolving credit Indebtedness under a Credit Facility and effect a corresponding commitment reduction thereunder, in each case pursuant to the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales”;

(2)	the incurrence by LBI Media and its Restricted Subsidiaries of the Existing Indebtedness;

(3)	the incurrence by LBI Media and the Guarantors of Indebtedness represented by the notes and the related Subsidiary Guarantees to be issued on the date of the indenture and the Exchange Notes and the related Subsidiary Guarantees to be issued pursuant to the registration rights agreement;

(4)	the incurrence by LBI Media or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in the business of LBI Media or the Restricted Subsidiary (whether through the direct purchase of assets or through the acquisition of at least a majority of the Voting Stock of any Person owning those assets), in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (4), not to exceed $10.0 million at any time outstanding;

(5)	the incurrence by LBI Media or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace, Indebtedness (other than intercompany Indebtedness) that was permitted by the indenture to be incurred under the first paragraph of this covenant or any of clauses (2), (3), (4), (5), (8), (9) or (11) of this paragraph;

(6)	the incurrence by LBI Media or any of its Restricted Subsidiaries of intercompany Indebtedness between or among LBI Media and any of its Wholly Owned Restricted Subsidiaries; provided, however, that (a) if LBI Media or any Guarantor is the obligor on that Indebtedness, the Indebtedness must be (i) unsecured and (ii) if the obligee is neither LBI Media nor a Guarantor, expressly subordinated to the prior payment in full in cash of all obligations with respect to the notes (in the case of LBI Media) or the related Subsidiary Guarantee (in the case of a Guarantor); and (b) any subsequent issuance or transfer of Equity Interests that results in that Indebtedness being held by a Person other than LBI Media or a Subsidiary of LBI Media and any sale or other transfer of any such Indebtedness to a Person that is not either LBI Media or a Restricted Subsidiary of LBI Media will be deemed, in each case, to constitute an incurrence of that Indebtedness by LBI Media or that Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

(7)

the incurrence by LBI Media or any of its Restricted Subsidiaries of Hedging Obligations that are incurred for the purpose of hedging (x) interest rate risk with respect to Indebtedness of LBI Media or any Restricted Subsidiary permitted to be incurred under the indenture and which will have a notional amount no greater than the payments due with respect to the Indebtedness being hedged thereby, or

(y) currency exchange rate risk in connection with then existing financial obligations or the acquisition of goods or services and not for purposes of speculation;

(8)	guarantees provided under the covenant “—Additional Subsidiary Guarantees” and the guarantee by LBI Media or any Restricted Subsidiary of Indebtedness of LBI Media or a Restricted Subsidiary of LBI Media that was permitted to be incurred by another provision of this covenant;

(9)	Indebtedness incurred by LBI Media or any of its Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including, without limitation, letters of credit in respect to workers’ compensation claims or self-insurance, or other Indebtedness with respect to reimbursement type obligations regarding workers’ compensation claims; provided, however, that upon the drawing of these letters of credit or the incurrence of this Indebtedness, these obligations are reimbursed within 30 days following the drawing or incurrence;

(10)	Obligations in respect of performance and surety bonds and completion guarantees provided by LBI Media or any of its Restricted Subsidiaries in the ordinary course of business;

(11)	Acquisition Debt of LBI Media or any Restricted Subsidiary if (w) the Acquisition Debt is incurred within 365 days after the date on which the related definitive acquisition agreement was entered into by LBI Media or the Restricted Subsidiary, (x) the aggregate principal amount of the Acquisition Debt is no greater than the aggregate principal amount of Acquisition Debt set forth in a notice from LBI Media to the trustee (an “Incurrence Notice”) within 30 days after the date on which the related definitive acquisition agreement was entered into by LBI Media or the Restricted Subsidiary, (y) after giving pro forma effect to the acquisition described in the Incurrence Notice, LBI Media or the Restricted Subsidiary could have incurred the Acquisition Debt under the indenture, including compliance with the first paragraph of this covenant, as of the date upon which LBI Media delivers the Incurrence Notice to the trustee and (z) the Acquisition Debt is utilized solely to finance the acquisition described in the Incurrence Notice and any other pending acquisitions previously described in one or more Incurrence Notices and which satisfy the foregoing provisions (including to repay or refinance indebtedness or other obligations incurred in connection with that acquisition and to pay related fees and expenses); provided, however, that any Incurrence Notice given hereunder may be withdrawn or the amount of Acquisition Debt referred to therein may be reduced at any time prior to the incurrence of the Acquisition Debt;

(12)	the incurrence by LBI Media’s Unrestricted Subsidiaries of Non-Recourse Debt, provided, however, that if that Indebtedness ceases to be Non-Recourse Debt of an Unrestricted Subsidiary, that event will be deemed to constitute an incurrence of Indebtedness by a Restricted Subsidiary of LBI Media that was not permitted by this clause (12);

(13)	the incurrence by LBI Media or any Restricted Subsidiary of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds in the ordinary course of business and that Indebtedness is extinguished within five business days after notice thereof;

(14)	Indebtedness in respect of the Shop At Home Relocation Profits to the extent required to be paid to the Shop At Home Sellers pursuant to the Shop At Home Acquisition Documents; and

(15)	the incurrence by LBI Media or any of its Restricted Subsidiaries of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (15), not to exceed $10.0 million.

For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (15) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, LBI Media will be permitted to classify that Indebtedness on the date of its incurrence, or later reclassify all or a portion of that Indebtedness, in any manner that complies with this covenant. Indebtedness under the Credit Facility, including Guarantees of that Indebtedness, on the date on which notes are first issued and authenticated under the indenture will be deemed to have been incurred on that date in reliance on the exception provided by clause (1) of the definition of Permitted Debt.

Accrual of interest, the accretion of accreted value and the payment of interest in the form of additional Indebtedness will not be deemed to be an incurrence of Indebtedness for purposes of this covenant.

No Senior Subordinated Debt

LBI Media will not incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is subordinate or junior in right of payment to any Senior Debt of LBI Media and senior in any respect in right of payment to the notes. No Guarantor will incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is subordinate or junior in right of payment to the Senior Debt of that Guarantor and senior in any respect in right of payment to that Guarantor’s Subsidiary Guarantee.

Liens

LBI Media will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien of any kind securing Indebtedness or trade payables on any asset now owned or hereafter acquired, except Permitted Liens.

Dividend and Other Payment Restrictions Affecting Subsidiaries

LBI Media will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1)	pay dividends or make any other distributions on its Capital Stock to LBI Media or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to LBI Media or any of its Restricted Subsidiaries;

(2)	make loans or advances to LBI Media or any of its Restricted Subsidiaries; or

(3)	transfer any of its properties or assets to LBI Media or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1)	agreements governing Existing Indebtedness and Credit Facilities as in effect on the date of the indenture and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of those agreements; provided that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacement or refinancings are not materially less favorable to the Holders of the notes than those contained in those agreements on the date of the indenture;

(2)	agreements governing Senior Debt permitted to be incurred under the indenture; provided, that provisions relating to the encumbrances or restrictions are no more restrictive, taken as a whole, than those provisions contained in the Credit Facility on the date of the indenture;

(3)	the indenture, the notes and the Subsidiary Guarantees;

(4)	applicable law, rule, regulation or order;

(5)	any instrument governing Indebtedness or Capital Stock of a Person acquired by LBI Media or any of its Restricted Subsidiaries as in effect at the time of that acquisition (except to the extent that

Indebtedness or Capital Stock was incurred in connection with or in contemplation of that acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, that Indebtedness was permitted by the terms of the indenture to be incurred;

(6)	customary non-assignment provisions in leases and other agreements entered into in the ordinary course of business;

(7)	purchase money obligations (including Capital Lease Obligations) for property acquired in the ordinary course of business that impose restrictions on that property of the nature described in clause (3) of the preceding paragraph;

(8)	Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing that Permitted Refinancing Indebtedness are no more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(9)	Liens securing Indebtedness or other obligations otherwise permitted to be incurred under the provisions of the covenant described above under the caption “—Liens” that limit the right of the debtor to dispose of the assets subject to those Liens;

(10)	provisions with respect to the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, stock sale agreements and other similar agreements entered into in the ordinary course of business;

(11)	restrictions on cash or other deposits or net worth imposed by customers under contracts or net worth provisions contained in leases and other agreements entered into in the ordinary course of business;

(12)	provisions contained in the Parent Securities Purchase Documents; provided, however, that any amendment or modification of those provisions after the date of the indenture will be no more restrictive, taken as a whole, than those provisions contained in the Parent Securities Purchase Documents on the date of the indenture; and

(13)	customary restrictions with respect to a Restricted Subsidiary pursuant to an agreement entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of that Restricted Subsidiary pending the closing of that sale or disposition; provided, that the restrictions apply solely to the Capital Stock or assets of the Restricted Subsidiary that is being sold.

Merger, Consolidation or Sale of Assets

LBI Media may not, directly or indirectly: (1) consolidate or merge with or into another Person; or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of LBI Media and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person unless:

(1)	either: (a) LBI Media is the surviving corporation; or (b) the Person formed by or surviving that consolidation or merger (if other than LBI Media) or to which that sale, assignment, transfer, conveyance or other disposition has been made is a corporation organized or existing under the laws of the United States, any state of the United States or the District of Columbia;

(2)	the Person formed by or surviving that consolidation or merger (if other than LBI Media) or the Person to which that sale, assignment, transfer, conveyance or other disposition has been made assumes all the obligations of LBI Media under the notes, the indenture and the registration rights agreement pursuant to agreements reasonably satisfactory to the trustee;

(3)	immediately after that transaction, no Default or Event of Default exists; and

(4)

LBI Media or the Person formed by or surviving that consolidation or merger (if other than LBI Media), or to which that sale, assignment, transfer, conveyance or other disposition has been made (a) would, on the date of the transaction, after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Leverage Ratio test set forth in the first paragraph of the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock” or (b) would have a lower Leverage Ratio immediately after the transaction, after giving pro forma effect to the transaction as if the transaction had occurred at the beginning of the applicable four quarter period, than LBI Media’s Leverage Ratio immediately prior to the transaction.

In addition, LBI Media may not, directly or indirectly, lease all or substantially all of its properties or assets, in one or more related transactions, to any other Person. This “Merger, Consolidation or Sale of Assets” covenant will not prohibit:

(1)	any sale, assignment, transfer, conveyance or other disposition of assets between or among LBI Media and any of its Wholly Owned Restricted Subsidiaries,

(2)	any Restricted Subsidiary from consolidating with, merging into or transferring all or part of its assets to LBI Media or any Restricted Subsidiary, or

(3)	LBI Media from merging with an Affiliate incorporated solely for the purpose of reincorporating LBI Media in another jurisdiction to realize tax or other benefits.

The indenture provides that upon any consolidation, combination or merger or any transfer of all or substantially all of the assets of LBI Media in accordance with the foregoing, in which LBI Media is not the surviving corporation, the surviving Person formed by the consolidation or into which LBI Media is merged or to which that conveyance, lease or transfer is made will succeed to, and be substituted for, and may exercise every right and power of, LBI Media under the indenture and the notes with the same effect as if that surviving Person had been named as such.

Transactions with Affiliates

LBI Media will not, and will not permit any of its Restricted Subsidiaries to (i) make any payment, (ii) sell, lease, transfer or otherwise dispose of any of its properties or assets to, (iii) purchase any property or assets from, or (iv) enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each, an “Affiliate Transaction”), unless:

(1)	the Affiliate Transaction is on terms that are no less favorable to LBI Media or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by LBI Media or the Restricted Subsidiary with an unrelated Person; and

(2)	LBI Media delivers to the trustee:

(a)	with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $1.0 million, a resolution of the Board of Directors set forth in an officers’ certificate certifying that the Affiliate Transaction complies with this covenant and that the Affiliate Transaction has been approved by a majority of the members of the Board of Directors, which approval, if the Board of Directors includes disinterested members, will include the approval of at least one disinterested member; and

(b)	with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5.0 million, an opinion as to the fairness to LBI Media of that Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing; provided, that upon the election or appointment of one or more disinterested members to the Board of Directors, an opinion as to fairness required by this paragraph (b) will only be required for Affiliate Transactions involving aggregate consideration in excess of $10.0 million.

The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1)	any employment agreement or other compensation arrangement entered into by LBI Media or any of its Restricted Subsidiaries in the ordinary course of business and the payment of compensation and the reimbursement of expenses pursuant thereto;

(2)	transactions between or among LBI Media and/or any of its Restricted Subsidiaries;

(3)	transactions with a Person that is an Affiliate of LBI Media solely because LBI Media owns an Equity Interest in, or controls, that Person;

(4)	payment of reasonable fees and expenses to directors;

(5)	indemnification of officers and directors of LBI Media or any Restricted Subsidiary pursuant to reasonable and customary indemnification provisions;

(6)	sales of Equity Interests (other than Disqualified Stock) to Affiliates of LBI Media;

(7)	Restricted Payments that are permitted by the provisions of the indenture described above under the caption “—Restricted Payments,” and Permitted Investments;

(8)	transactions under any contract or agreement of LBI Media or any Restricted Subsidiary in effect on the date of the indenture, in each case, as the same may be amended, modified or replaced from time to time so long as any such amendment, modification or replacement is no less favorable to LBI Media and its Restricted Subsidiaries than the contract or agreement as in effect on the date of the indenture;

(9)	services provided to any Unrestricted Subsidiary in the ordinary course of business, which the Board of Directors has determined, pursuant to a resolution thereof, are provided on terms at least as favorable to LBI Media and its Restricted Subsidiaries as those that would have been obtained in a comparable transaction with an unrelated Person;

(10)	payments of commissions and fees to, and on-going business dealings with, Spanish Media Rep Team, Inc. in the ordinary course of business;

(11)	payments of outstanding principal and interest on the Liberman Subordinated Debt on the date of the indenture; and

(12)	any transactions permitted under the covenant entitled “Merger, Consolidation or Sale of Assets.”

Additional Subsidiary Guarantees

If LBI Media or any of its Subsidiaries acquires or creates another Domestic Subsidiary after the date of the indenture then that newly acquired or created Domestic Subsidiary will become a Guarantor and execute a supplemental indenture and deliver an opinion of counsel satisfactory to the trustee within ten Business Days of the date on which it was acquired or created. The prior sentence does not apply to Subsidiaries that have been properly designated as Unrestricted Subsidiaries in accordance with the indenture for so long as they continue to constitute Unrestricted Subsidiaries.

Designation of Restricted and Unrestricted Subsidiaries

The Board of Directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate fair market value of all outstanding Investments owned by LBI Media and its Restricted Subsidiaries in the Subsidiary properly designated will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the first paragraph of the covenant described above under the caption “—Restricted Payments” or Permitted Investments, as determined by LBI Media. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted

Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if the redesignation would not cause a Default.

Limitation on Issuances and Sales of Equity Interests in Wholly Owned Restricted Subsidiaries

LBI Media will not, and will not permit any of its Subsidiaries to, transfer, convey, sell, lease or otherwise dispose of any Equity Interests in any Wholly Owned Restricted Subsidiary of LBI Media to any Person (other than LBI Media or another Wholly Owned Restricted Subsidiary of LBI Media), unless:

(1)	as a result of that transfer, conveyance, sale, lease or other disposition or as a result of the issuance described in the paragraph below, the Restricted Subsidiary no longer constitutes a Subsidiary; and

(2)	the cash Net Proceeds from that transfer, conveyance, sale, lease or other disposition are applied in accordance with the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales.”

In addition, LBI Media will not permit any Wholly Owned Restricted Subsidiary of LBI Media to issue any of its Equity Interests (other than, if necessary, shares of its Capital Stock constituting directors’ qualifying shares) to any Person other than to LBI Media or a Wholly Owned Restricted Subsidiary of LBI Media unless the terms of clauses (1) and (2) above are satisfied.

Business Activities

Until the consummation of a Public Equity Offering, LBI Media will not, and will not permit any Subsidiary to, engage in any business other than Permitted Businesses, except to the extent it would not be material to LBI Media and its Subsidiaries taken as a whole.

Payments for Consent

LBI Media will not, and will not permit any of its Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the notes, unless the consideration is paid to all Holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to the consent, waiver or agreement.

Reports

Whether or not required by the SEC, so long as any notes are outstanding, LBI Media will furnish to the Holders of notes, within the time periods specified in the SEC’s rules and regulations:

(1)	all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if LBI Media were required to file these Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by LBI Media’s certified independent accountants; and

(2)	all current reports that would be required to be filed with the SEC on Form 8-K if LBI Media were required to file these reports.

If LBI Media has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraph will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in Management’s Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of LBI Media and its Restricted Subsidiaries separate from the financial condition and results of operations of the

Unrestricted Subsidiaries of LBI Media. LBI Media will be deemed to have satisfied these requirements if Parent files and provides reports, documents and information of the types otherwise required by this paragraph and the preceding paragraph within the applicable time periods and LBI Media is not required to file these reports, documents and information separately under the applicable rules and regulations of the SEC because of the filings by Parent.

In addition, following the consummation of the exchange offer contemplated by the registration rights agreement, whether or not required by the SEC, LBI Media will file a copy of all of the information and reports referred to in clauses (1) and (2) above with the SEC for public availability within the time periods specified in the SEC’s rules and regulations (unless the SEC will not accept such a filing) and make this information available to securities analysts and prospective investors upon request. LBI Media and the Subsidiary Guarantors have also agreed that, for so long as any notes remain outstanding, they will furnish to the Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Events of Default and Remedies

Each of the following is an Event of Default:

(1)	default for 30 days in the payment when due of interest on, or Liquidated Damages with respect to, the notes whether or not prohibited by the subordination provisions of the indenture;

(2)	default in payment when due of the principal of, or premium, if any, on the notes, whether or not prohibited by the subordination provisions of the indenture;

(3)	failure by LBI Media or any of its Restricted Subsidiaries to comply with the provisions described under the captions “—Repurchase at the Option of Holders—Change of Control” or “—Certain Covenants—Merger, Consolidation or Sale of Assets;”

(4)	failure by LBI Media or any of its Restricted Subsidiaries for 30 days after notice from the trustee or Holders of at least 25% in aggregate principal amount of the outstanding notes to comply with the provisions described under the captions “—Repurchase at the Option of Holders—Asset Sales,” “—Certain Covenants—Restricted Payments” or “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock;”

(5)	failure by LBI Media or any of its Subsidiaries for 60 days after notice from the trustee or Holders of at least 25% in aggregate principal amount of the outstanding notes to comply with any of the other agreements in the indenture;

(6)	default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by LBI Media or any of its Restricted Subsidiaries (or the payment of which is guaranteed by LBI Media or any of its Restricted Subsidiaries) whether that Indebtedness or guarantee now exists, or is created after the date of the indenture, if that default:

(a)	is caused by a failure to pay principal of that Indebtedness at the final stated maturity thereof (giving effect to any applicable grace periods and any extensions thereof) (a “Payment Default”); or

(b)	results in the acceleration of that Indebtedness prior to its express maturity,

and, in each case, the principal amount of that Indebtedness, together with the principal amount of any other such Indebtedness under which there has been and continues to be a Payment Default or the maturity of which has been and continues to be so accelerated, aggregates $5.0 million or more;

(7)	failure by LBI Media or any of its Restricted Subsidiaries to pay final judgments aggregating in excess of $5.0 million (not covered by insurance), which judgments are not paid, vacated, discharged, bonded or stayed for a period of 60 days;

(8)	the incurrence by Parent of Specified Parent Debt (other than the refinancing of any indebtedness under the Existing Parent Notes) if, at the time of the incurrence and after giving pro forma effect to the incurrence as of that date and to the use of proceeds therefrom, as if the same had occurred at the beginning of the most recently ended four fiscal quarter period of Parent for which internal financial statements are available, the Parent Debt Ratio would have exceeded 7.0 to 1 and the failure to cure the default within 30 days after notice from the trustee or Holders of at least 25% in aggregate principal amount of the outstanding notes;

(9)	except as permitted by the indenture, any Subsidiary Guarantee of a Significant Subsidiary is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect, or any Guarantor which is a Significant Subsidiary denies or disaffirms its obligations under its Subsidiary Guarantee; provided, however, that an Event of Default will also be deemed to occur with respect to Subsidiary Guarantors that are not Significant Subsidiaries (“Insignificant Subsidiaries”) if the Subsidiary Guarantees of the Insignificant Subsidiaries are held in any judicial proceeding to be unenforceable or invalid or cease for any reason to be in full force and effect or the Insignificant Subsidiaries deny or disaffirm their obligations under their Subsidiary Guarantees (other than in accordance with the terms of that Subsidiary Guarantee), if when aggregated and taken as a whole the Insignificant Subsidiaries subject to this clause (9) would meet the definition of a Significant Subsidiary; and

(10)	certain events of bankruptcy or insolvency described in the indenture with respect to LBI Media or any of its Significant Subsidiaries.

In the event of a declaration of acceleration of the notes because an Event of Default has occurred and is continuing as a result of the acceleration of any Indebtedness described in clause (6) of the preceding paragraph, the declaration of acceleration of the notes will be automatically annulled if the holders of any Indebtedness described in clause (6) of the preceding paragraph have rescinded the declaration of acceleration in respect of the Indebtedness within 30 days of the date of the declaration and if:

(1)	the annulment of the acceleration of the notes would not conflict with any judgment or decree of a court of competent jurisdiction; and

(2)	all existing Events of Default, except nonpayment of principal or interest on the notes that became due solely because of the acceleration of the notes, have been cured or waived.

In the case of an Event of Default arising from certain events of bankruptcy or insolvency with respect to LBI Media, any Restricted Subsidiary that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the Holders of at least 25% in principal amount of the then outstanding notes may declare all the notes to be due and payable immediately.

Holders of the notes may not enforce the indenture or the notes except as provided in the indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from Holders of the notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal or interest or Liquidated Damages.

The Holders of a majority in aggregate principal amount of the notes then outstanding by notice to the trustee may on behalf of the Holders of all of the notes waive any existing Default or Event of Default and its consequences under the indenture, except a continuing Default or Event of Default in the payment of interest or Liquidated Damages on, or the principal of, the notes. The Holders of a majority in aggregate principal amount of the then outstanding notes by written notice to the trustee may on behalf of all of the Holders rescind an acceleration and its consequences if the rescission would not conflict with a judgment or decree and if all existing

Events of Default (except nonpayment of principal, interest or premium that has become due solely because of the acceleration) have been cured or waived.

In the case of any Event of Default occurring by reason of any willful action or inaction taken or not taken by or on behalf of LBI Media with the intention of avoiding payment of the premium that LBI Media would have had to pay if LBI Media then had elected to redeem the notes pursuant to the optional redemption provisions of the indenture, an equivalent premium will also become and be immediately due and payable to the extent permitted by law upon the acceleration of the notes. If an Event of Default occurs prior to July 15, 2007, by reason of any willful action or inaction taken or not taken by or on behalf of LBI Media with the intention of avoiding the prohibition on redemption of the notes prior to July 15, 2007, then the premium specified in the indenture will also become immediately due and payable to the extent permitted by law upon the acceleration of the notes.

LBI Media is required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default, LBI Media is required to deliver to the trustee a statement specifying the Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of LBI Media or any Guarantor, as such, will have any liability for any obligations of LBI Media or the Guarantors under the notes, the indenture, the Subsidiary Guarantees, the registration rights agreement or for any claim based on these obligations. Each Holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

LBI Media may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding notes and all obligations of the Guarantors discharged with respect to their Subsidiary Guarantees (“Legal Defeasance”) except for:

(1)	the rights of Holders of outstanding notes to receive payments in respect of the principal of, or interest or premium and Liquidated Damages, if any, on the notes when the payments are due from the trust referred to below;

(2)	LBI Media’s obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3)	the rights, powers, trusts, duties and immunities of the trustee, and LBI Media’s and the Guarantor’s obligations in connection therewith; and

(4)	the Legal Defeasance provisions of the indenture.

In addition, LBI Media may, at its option and at any time, elect to have the obligations of LBI Media and the Guarantors released with respect to certain covenants that are described in the indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the notes. If Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “—Events of Default and Remedies” will no longer constitute an Event of Default with respect to the notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1)	LBI Media must irrevocably deposit with the trustee, in trust, for the benefit of the Holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S.

dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, or interest and premium and Liquidated Damages, if any, on the outstanding notes on the stated maturity or on the applicable redemption date, as the case may be, and LBI Media must specify whether the notes are being defeased to maturity or to a particular redemption date;

(2)	in the case of Legal Defeasance, LBI Media has delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (a) LBI Media has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that the Holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of the Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the Legal Defeasance had not occurred;

(3)	in the case of Covenant Defeasance, LBI Media has delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the Holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of the Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the Covenant Defeasance had not occurred;

(4)	no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to the deposit);

(5)	the Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the indenture) to which LBI Media or any of its Restricted Subsidiaries is a party or by which LBI Media or any of its Restricted Subsidiaries is bound;

(6)	LBI Media must deliver to the trustee an officers’ certificate stating that the deposit was not made by LBI Media with the intent of preferring the Holders of notes over the other creditors of LBI Media with the intent of defeating, hindering, delaying or defrauding creditors of LBI Media or others; and

(7)	LBI Media must deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

Except as provided in the next three paragraphs, the indenture or the notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing default or compliance with any provision of the indenture or the notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

Without the consent of each Holder affected, an amendment or waiver may not (with respect to any notes held by a non-consenting Holder):

(1)	reduce the principal amount of notes whose Holders must consent to an amendment, supplement or waiver;

(2)	reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the notes (other than provisions relating to the covenants described above under the caption “—Repurchase at the Option of Holders”);

(3)	reduce the rate of or change the time for payment of interest on any note, including default interest;

(4)	waive a Default or Event of Default in the payment of principal of, or interest or premium, or Liquidated Damages, if any, on the notes (except a rescission of acceleration of the notes by the Holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration);

(5)	make any note payable in money other than that stated in the notes;

(6)	make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of Holders of notes to receive payments of principal of, or interest or premium or Liquidated Damages, if any, on the notes;

(7)	waive a redemption payment with respect to any note (other than a payment required by one of the covenants described above under the caption “—Repurchase at the Option of Holders”); or

(8)	make any change in the preceding amendment and waiver provisions.

In addition, (x) any amendment to, or waiver of, the provisions of the indenture relating to subordination that adversely affects the rights of the Holders of the notes or (y) any release of any Guarantor from any of its obligations under its Subsidiary Guarantee, except in accordance with the terms of the indenture, will require the consent of the Holders of at least 75% in aggregate principal amount of notes then outstanding.

Notwithstanding the preceding, without the consent of any Holder of notes, LBI Media, the Guarantors and the trustee may amend or supplement the indenture or the notes:

(1)	to cure any ambiguity, defect or inconsistency;

(2)	to provide for uncertificated notes in addition to or in place of certificated notes;

(3)	to provide for the assumption of LBI Media’s obligations to Holders of notes in the case of a merger or consolidation or sale of all or substantially all of LBI Media’s assets;

(4)	to make any change that would provide any additional rights or benefits to the Holders of notes or that does not adversely affect the legal rights under the indenture of any such Holder;

(5)	to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

(6)	to provide for the issuance of additional notes in accordance with the limitations set forth in the indenture as of its date; or

(7)	to allow any Guarantor to execute a supplemental indenture and/or a Guarantee with respect to the notes.

However, no amendment may be made to the subordination provisions of the indenture that adversely affects the rights of any holder of Senior Debt then outstanding unless the holders of that Senior Debt consent to that change.

The consent of the Holders of notes is not necessary under the indenture to approve the particular form of any proposed amendment. It is sufficient if the consent approves the substance of the proposed amendment. After any amendment under the indenture becomes effective, LBI Media is required to mail to the Holders a notice briefly describing the amendment. However, the failure to give notice to all the Holders, or any defect therein, will not impair or affect the validity of the amendment.

Satisfaction and Discharge

The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

(1)	either:

(a)	all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to LBI Media, have been delivered to the trustee for cancellation; or

(b)	all notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and LBI Media or any Guarantor has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the notes not delivered to the trustee for cancellation for principal, premium and Liquidated Damages, if any, and accrued interest to the date of maturity or redemption;

(2)	no Default or Event of Default has occurred and is continuing on the date of the deposit or will occur as a result of the deposit and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which LBI Media or any Guarantor is a party or by which LBI Media or any Guarantor is bound;

(3)	LBI Media or any Guarantor has paid or caused to be paid all sums payable by it under the indenture; and

(4)	LBI Media has delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the notes at maturity or the redemption date, as the case may be.

In addition, LBI Media must deliver an officers’ certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

If the trustee becomes a creditor of LBI Media or any Guarantor, the indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate the conflict within 90 days, apply to the SEC for permission to continue or resign.

The Holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to these provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any Holder of notes, unless that Holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Additional Information

Anyone who receives this prospectus may obtain a copy of the indenture and registration rights agreement without charge by writing to LBI Media, Inc., 1845 West Empire Avenue, Burbank, California, 91504, Attention: Lenard Liberman.

Certain Definitions

Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all terms, as well as any other capitalized terms used herein for which no definition is provided.

“Acquired Debt” means, with respect to any specified Person:

(1)	Indebtedness of any other Person existing at the time that other Person is merged with or into or became a Subsidiary of the specified Person, whether or not the Indebtedness is incurred in connection with, or in contemplation of, that other Person merging with or into, or becoming a Subsidiary of, the specified Person; and

(2)	Indebtedness secured by a Lien encumbering any asset acquired by the specified Person.

“Acquisition Debt” means Indebtedness, the proceeds of which are utilized solely to acquire all or a portion of the assets or a majority of the Voting Stock of an existing radio or television broadcasting business or station or any other business engaged in a Permitted Business.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with that specified Person. For purposes of this definition, “control,” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of that Person, whether through the ownership of voting securities, by agreement or otherwise. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings.

“Asset Sale” means:

(1)	the sale, lease, conveyance or other disposition of any assets or rights, other than in the ordinary course of business; provided that the sale, conveyance or other disposition of all or substantially all of the assets (which term includes Media Licenses) owned by LBI Media and its Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption “—Repurchase at the Option of Holders—Change of Control” and/or the provisions described above under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets” and not by the provisions of the Asset Sale covenant; and

(2)	the issuance of Equity Interests by any Restricted Subsidiary or the sale of Equity Interests in any Restricted Subsidiary.

Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

(1)	any single transaction or series of related transactions that involves assets or rights having a fair market value of less than $2.0 million;

(2)	a transfer of assets or rights between or among LBI Media and its Wholly Owned Restricted Subsidiaries;

(3)	an issuance of Equity Interests by a Subsidiary of LBI Media to LBI Media or to another Subsidiary of LBI Media;

(4)	the sale or lease of equipment, inventory, accounts receivable or other assets or rights in the ordinary course of business;

(5)	the disposition of equipment no longer used or useful in the business of LBI Media or any of its Restricted Subsidiaries;

(6)	the sale and leaseback of any assets within 90 days of the acquisition thereof;

(7)	a Relocation; provided, however, that any Net Proceeds received by LBI Media or any of its Restricted Subsidiaries in exchange therefore will be subject to the restrictions set forth in the Asset Sale covenant;

(8)	the sale or other disposition of Cash Equivalents;

(9)	a Restricted Payment that is permitted by the covenant described above under the caption “—Certain Covenants—Restricted Payments,” or a Permitted Investment;

(10)	the sale of the Hollywood Office Property;

(11)	foreclosures on assets;

(12)	Permitted Liens;

(13)	the grant of any license of patents, trademarks, registrations therefor and other similar intellectual property in the ordinary course of business; and

(14)	the cancellation or forgiveness of any loan made by LBI Media or any of its Restricted Subsidiaries (i) permitted by clause (10) of the second paragraph under the caption “—Certain Covenants—Restricted Payments” or (ii) permitted by clauses (8), (9), (10) or (14) of the definition of “Permitted Investments.”

“Beneficial Owner” has the meaning assigned to the term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), that “person” will be deemed to have beneficial ownership of all securities that the “person” has the right to acquire by conversion or exercise of other securities, whether that right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms “Beneficially Owns” and “Beneficially Owned” have a corresponding meaning.

“Board of Directors” means:

(1)	with respect to a corporation, the board of directors of the corporation;

(2)	with respect to a partnership, the general partner of which is a corporation, the board of directors of the general partner of the partnership; and

(3)	with respect to any other Person, the board or committee of that Person serving a similar function.

“California Taxable Income” means the taxable income of Parent for any taxable year computed pursuant to Section 23802 (or any successor provision) of the California Revenue and Tax Code but calculated as if the taxable year of Parent ended on the date with respect to which the taxable income calculation is made, reduced, but not below zero, by the amount of any Suspended Losses which are treated as incurred by Parent in, and allowed as deductions on the tax returns of Parent’s stockholders for, that taxable year.

“Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.

“Capital Stock” means:

(1)	in the case of a corporation, corporate stock;

(2)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3)	in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4)	any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Cash Equivalents” means:

(1)	United States dollars;

(2)	securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government having maturities of not more than one year from the date of acquisition;

(3)	certificates of deposit and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case, with any lender party to the Credit Facility or with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thomson Bank Watch Rating of “B” or better;

(4)	repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5)	commercial paper having one of the two highest ratings obtainable from Moody’s Investors Service, Inc. or Standard & Poor’s Rating Services and in each case maturing within one year after the date of acquisition; and

(6)	money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition.

“Change of Control” means the occurrence of any of the following:

(1)	the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets (which term includes Media Licenses) of LBI Media and its Restricted Subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) other than a Principal or a Related Party of a Principal;

(2)	the adoption of a plan relating to the liquidation or dissolution of LBI Media; or

(3)	the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as defined above), other than the Principals and their Related Parties, becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of LBI Media, measured by voting power rather than number of shares.

“Code” means the Internal Revenue Code of 1986, as amended.

“Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of that Person for such period plus:

(1)	an amount equal to any extraordinary loss plus any net loss (together with any related provision for taxes) realized by that Person or any of the Restricted Subsidiaries in connection with (a) an Asset Sale, or (b) the disposition of any securities by that Person or any of the Restricted Subsidiaries or the extinguishment of any Indebtedness of that Person or any of the Restricted Subsidiaries, to the extent the losses were deducted in computing the Consolidated Net Income; plus

(2)	provision for taxes based on income or profits of that Person and the Restricted Subsidiaries for that period (and to the extent not included in the foregoing, Permitted Shareholder Tax Distributions and Permitted Holdings Tax Distributions), to the extent that the provision for taxes, Permitted Shareholder Tax Distributions or Permitted Holdings Tax Distributions were deducted in computing the Consolidated Net Income; plus

(3)

consolidated interest expense of that Person and the Restricted Subsidiaries for that period, whether paid or accrued and whether or not capitalized (including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to obligations with respect to any sale and leaseback transaction, fees, including but not limited to agency fees, letter of credit fees, commitment fees, commissions, discounts and other fees and charges incurred in respect of Indebtedness and net of the effect of all payments made or received pursuant to Hedging Obligations), to the extent that the expense was deducted in computing the Consolidated Net Income; plus

(4)	depreciation, amortization (including non-cash employee and officer equity compensation expenses, amortization of goodwill and other intangibles, amortization of programming costs (net of program payments made or to be made), barter expenses and impairment charges under SFAS 142 for broadcast licenses, goodwill or other indefinite lived intangible assets, but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any of those non-cash expenses to the extent that it represents amortization of a prepaid cash expense that was paid in a prior period) of that Person and its Restricted Subsidiaries for that period, to the extent that the depreciation, amortization, impairment charges and other non-cash expenses were deducted in computing the Consolidated Net Income; plus

(5)	any extraordinary or non-recurring expenses and charges of that Person and the Restricted Subsidiaries for that period, including, without limitation, transaction costs in respect of acquisitions, to the extent that the expenses and charges were deducted in computing the Consolidated Net Income; minus

(6)	non-cash items increasing Consolidated Net Income for that period, other than the accrual of revenue in the ordinary course of business; minus

(7)	cash payments related to non-cash charges that increased Consolidated Cash Flow in any prior period; minus

(8)	barter revenues,

in each case, on a consolidated basis and determined in accordance with GAAP.

Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization and other non-cash expenses of, a Subsidiary of LBI Media will be added to Consolidated Net Income to compute Consolidated Cash Flow of LBI Media only to the extent that a corresponding amount would be permitted at the date of determination to be dividended, distributed or loaned to LBI Media by that Subsidiary without prior governmental approval (that has not been obtained), and without direct or indirect restriction pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Subsidiary or its stockholders.

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of that Person and its Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

(1)	the Net Income (but not loss) of any Unrestricted Subsidiary will be excluded, whether or not distributed to the specified Person or a Restricted Subsidiary of the Person;

(2)	the Net Income of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions or loans by that Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders;

(3)	the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of the acquisition will be excluded; and

(4)	the cumulative effect of a change in accounting principles will be excluded.

“Credit Agreement” means that certain Amended and Restated Credit Agreement, dated as of July 9, 2002, by and among LBI Media, the guarantors party thereto, Fleet National Bank, as administrative agent, and the lenders party thereto, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, restated, modified, renewed, refunded, replaced or refinanced from time to time, including any agreement extending the maturity of, consolidating or otherwise restructuring (including adding subsidiaries of LBI Media as additional guarantors thereunder) all or any portion of the Indebtedness under the agreement or any successor or replacement agreement and whether by the same or any other agent, lender or group and whether or not increasing the amount of Indebtedness that may be incurred thereunder.

“Credit Facility” or “Credit Facilities” means, one or more debt facilities (including, without limitation, the Credit Agreement) or commercial paper facilities, in each case with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to those lenders or to special purpose entities formed to borrow from those lenders against the receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time, including any agreement extending the maturity of, consolidating or otherwise restructuring (including adding subsidiaries of LBI Media as additional guarantors thereunder) all or any portion of the Indebtedness under the agreement or any successor or replacement agreement and whether by the same or any other agent, lender or group and whether or not increasing the amount of Indebtedness that may be incurred thereunder.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Designated Senior Debt” means:

(1)	any Indebtedness outstanding under the Credit Agreement; and

(2)	any other Senior Debt permitted under the indenture the principal amount of which is $25.0 million or more (including amounts available under a committed facility) and that has been designated by LBI Media as “Designated Senior Debt.”

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require LBI Media to repurchase that Capital Stock upon the occurrence of a Change of Control or an Asset Sale will not constitute Disqualified Stock if the terms of that Capital Stock provide that LBI Media may not repurchase or redeem any such Capital Stock pursuant to those provisions unless the repurchase or redemption complies with the covenant described above under the caption “—Certain Covenants—Restricted Payments.”

“Dividend Limitation” means, with respect to Parent, the sum of (1) the product of the Maximum Effective California Rate times California Taxable Income except that the product of this clause (1) will be zero in the event Parent does not qualify (or subsequently elects not) to be treated as an S Corporation for California income tax purposes, or LBI Media does not qualify (or subsequently elects not) to be treated as a qualified subchapter S subsidiary; plus (2) the product of the Maximum Federal Rate and Federal Taxable Income.

“Domestic Subsidiary” means any Restricted Subsidiary of LBI Media that was formed under the laws of the United States or any state of the United States or the District of Columbia or that guarantees or otherwise provides direct credit support for any Indebtedness of LBI Media.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Existing Indebtedness” means Indebtedness of LBI Media and its Restricted Subsidiaries (other than Indebtedness under the Credit Agreement) in existence on the date of the indenture.

“Existing Parent Notes” means the $30.0 million original aggregate principal amount of Junior Subordinated Notes of Parent, plus accrued and unpaid interest thereon, issued and outstanding under the Parent Securities Purchase Documents and any other notes issued thereunder in accordance with the terms thereof as those terms exist on the date of the indenture, as any of the foregoing may be amended or modified from time to time after the date of the indenture in a manner that is not materially adverse to the Holders.

“Existing Parent Warrants” means the warrants for the purchase of shares of common stock of Parent issued on March 20, 2001, as amended on the date of the indenture pursuant to the Parent Securities Purchase Documents and any other warrants issued thereunder in accordance with the terms thereof as those terms exist on the date of the indenture, as any of the foregoing may be amended or modified from time to time after the date of the indenture in a manner that is not materially adverse to the Holders.

“Federal Taxable Income” means the taxable income of Parent for any taxable year computed pursuant to Section 1363(b) (or any successor provision) of the Code but calculated as if the taxable year of Parent ended on the date with respect to which the taxable income calculation is made, reduced, but not below zero, by the amount of any Suspended Losses which are treated as incurred by Parent in, and allowed as deductions on the tax returns of Parent’s stockholders for, that taxable year.

“FCC” means the Federal Communications Commission or any successor thereto.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the date of the indenture.

“Governmental Authority” means any nation or government, any federal, state or other political subdivision thereof and any federal, state or local entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

“Guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness.

“Guarantors” means each of:

(1)	LBI Media’s Restricted Subsidiaries on the date of the indenture; and

(2)	any other subsidiary of LBI Media that executes a Subsidiary Guarantee in accordance with the provisions of the indenture;

and their respective successors and assigns.

“Hedging Obligations” means, with respect to any specified Person, the obligations of that Person under:

(1)	interest rate swap agreements, interest rate cap agreements and interest rate collar agreements; and

(2)	other agreements or arrangements designed to protect that Person against fluctuations in currency exchange rates or interest rates.

“Hollywood Office Property” means those certain properties located at 5724 Hollywood Blvd. and  5718 Hollywood Blvd., Los Angeles, Los Angeles County, California.

“Indebtedness” means, with respect to any specified Person, any indebtedness of that Person, whether or not contingent:

(1)	in respect of borrowed money;

(2)	evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3)	in respect of banker’s acceptances;

(4)	representing Capital Lease Obligations;

(5)	representing the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or trade payable; or

(6)	representing any Hedging Obligations (the amount of any such obligations to be equal at any time to the termination value of the agreement or arrangement giving rise to the obligation that would be payable by that Person at such time), if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not that Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by the specified Person of any indebtedness of any other Person; provided that Indebtedness does not include the pledge of the Capital Stock of an Unrestricted Subsidiary securing Non-Recourse Debt of that Unrestricted Subsidiary. Notwithstanding anything in this definition to the contrary, any obligations of LBI Media or any of its Restricted Subsidiaries to pay Shop At Home Relocation Profits (including any Relocation Tax Benefits (as defined in the Shop At Home Acquisition Documents)) to the Shop At Home Sellers under the Shop At Home Acquisition Documents will not be Indebtedness until that time as those obligations are (i) due and payable (unless being contested in good faith) or (ii) represented by a separate instrument.

The amount of any Indebtedness outstanding as of any date will be:

(1)	the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount; and

(2)	the principal amount of the Indebtedness, together with any interest on the Indebtedness that is more than 30 days past due, in the case of any other Indebtedness.

“Intermediate Holdings” means LBI Intermediate Holdings, Inc., a California corporation and wholly owned subsidiary of Parent that merged with and into LBI Media on July 9, 2002.

“Investments” means, with respect to any Person, all direct or indirect investments by that Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If LBI Media or any Subsidiary of LBI Media sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary of LBI Media such that, after giving effect to that sale or disposition, that Person is no longer a Subsidiary of LBI Media, LBI Media will be deemed to have made an Investment on the date of that sale or disposition equal to the fair market value of LBI Media’s Investments in that Subsidiary that were not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.” The acquisition by LBI Media or any Subsidiary of LBI Media of a Person that holds an Investment in a third Person will be deemed to be an Investment by LBI Media or the Subsidiary in that third Person in an amount equal to the fair market value of the Investments held by the acquired Person in that third Person in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.”

“Leverage Ratio” means the ratio of (i) the sum of (A) the aggregate outstanding amount of Indebtedness of each of LBI Media and the Restricted Subsidiaries as of the last day of the most recently ended fiscal quarter for which financial statements are internally available as of the date of calculation on a combined consolidated basis in accordance with GAAP, plus (B) the aggregate liquidation preference of all outstanding Disqualified Stock of LBI Media and preferred stock of the Restricted Subsidiaries (except preferred stock issued to LBI Media or a Restricted Subsidiary) as of the last day of that fiscal quarter (in each case, subject to the terms described in the next paragraph) to (ii) the aggregate Consolidated Cash Flow of LBI Media for the last four full fiscal quarters for which financial statements are internally available ending on or prior to the date of determination (the “Reference Period”).

For purposes of this definition, the aggregate outstanding principal amount of Indebtedness of LBI Media and the Restricted Subsidiaries and the aggregate liquidation preference of all outstanding preferred stock of the Restricted Subsidiaries for which the calculation is made will be determined on a pro forma basis as if the Indebtedness and preferred stock giving rise to the need to perform the calculation had been incurred and issued and the proceeds therefrom had been applied, and all other transactions in respect of which that Indebtedness is being incurred or preferred stock is being issued had occurred, on the first day of such Reference Period. In addition to the foregoing, for purposes of this definition, the Leverage Ratio will be calculated on a pro forma basis after giving effect to (i) the incurrence of the Indebtedness of that Person and the Restricted Subsidiaries and the issuance of the preferred stock of those Subsidiaries (and the application of the proceeds therefrom) giving rise to the need to make the calculation and any incurrence (and the application of the proceeds therefrom) or repayment of other Indebtedness or preferred stock, at any time subsequent to the beginning of the Reference Period and on or prior to the date of determination (including any such incurrence or issuance which is the subject of an Incurrence Notice delivered to the trustee during the period pursuant to clause (11) of the definition of Permitted Debt; provided, however, that Indebtedness does not include any Acquisition Debt that has been the subject of an Incurrence Notice under clause (11) of the definition of Permitted Debt at any time after the Incurrence Notice has been withdrawn or after the passage of 365 days following the giving of the Incurrence Notice if and to the extent that Acquisition Debt has not then been incurred), as if the incurrence or issuance (and the application of the proceeds thereof), or the repayment, as the case may be, occurred on the first day of the Reference Period (except that, in making that computation, the amount of Indebtedness under any revolving credit facility will be computed based upon the average balance of the Indebtedness at the end of each month during that period) and (ii) any acquisition at any time on or subsequent to the first day of the Reference Period and on or prior to the date of determination (including the incurrence or issuance which is the subject of an Incurrence Notice delivered to the trustee during the period pursuant to clause (11) of the definition of Permitted Debt subject to the proviso in clause (i) above), as if the acquisition (including the incurrence, assumption or liability for that Indebtedness and the issuance of the preferred stock and also including any Consolidated Cash Flow associated with such acquisition) occurred on the first day of the Reference Period giving pro forma effect to any non-recurring expenses, non-recurring costs and cost reductions within the first year after that acquisition LBI Media reasonably anticipates in good faith if LBI Media delivers to the trustee an officer’s certificate executed by an executive officer of LBI Media certifying to and describing and quantifying with reasonable specificity those non-recurring expenses, non-recurring costs and cost reductions. Furthermore, in calculating consolidated interest expense for purposes of the calculation of Consolidated Cash Flow, (a) interest on

Indebtedness determined on a fluctuating basis as of the date of determination (including Indebtedness actually incurred on the date of the transaction giving rise to the need to calculate the Leverage Ratio) and which will continue to be so determined thereafter will be deemed to have accrued at a fixed rate per annum equal to the rate of interest on that Indebtedness as in effect on the date of determination and (b) notwithstanding (a) above, interest determined on a fluctuating basis, to the extent that interest is covered by Hedging Obligations, will be deemed to accrue at the rate per annum resulting after giving effect to the operation of those agreements.

“Liberman Subordinated Debt” means, collectively, the amended and restated promissory notes dated March 20, 2001, executed by Liberman Broadcasting, Inc. in favor of Jose Liberman and Lenard Liberman in original aggregate principal amounts of $3,667,193 and $194,414, respectively, as in effect on the date of the indenture.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of that asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

“Liquidated Damages” means the liquidated damages to be paid by LBI Media and the Guarantors in the event of a default under the registration rights agreement.

“LMA” means a local marketing arrangement, joint sales agreement, time brokerage agreement, shared service agreement, management agreement or similar arrangement pursuant to which a Person, subject to customary preemption rights and other limitations (i) obtains the right to sell a portion of the advertising inventory of a radio or television station of which a third party is the licensee, (ii) obtains the right to exhibit programming and sell advertising time during a portion of the air time of a radio or television station or (iii) manages a portion of the operations of a radio or television station.

“Management Incentive Contracts” means employment agreements between Parent and employees providing for payments in the event that the net value of Parent exceeds certain thresholds.

“Maximum Effective California Rate” means the product of: (1) the maximum California personal income tax rate imposed on individuals pursuant to Section 17041(a) and (c) (or any successor provisions) of the California Revenue and Tax Code times (2) the difference between one and the Maximum Federal Rate expressed as a decimal.

“Maximum Federal Rate” means the maximum Federal income tax rate imposed on individuals pursuant to Section 1(a)-(d) (or any successor provisions) of the Code, as adjusted pursuant to Section 15 (or any successor provision) of the Code, if applicable.

“Media Licenses” means any license, permit, certificate, ordinance, approval or other authorization, or any renewal or extension thereof, from the FCC that is necessary for the broadcast or other operations of LBI Media and its Subsidiaries.

“Net Income” means, with respect to any specified Person, the net income (loss) of that Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

(1)	any gain (but not loss), together with any related provision for taxes on that gain (but not loss), realized in connection with: (a) any Asset Sale; or (b) the disposition of any securities by that Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of that Person or any of its Restricted Subsidiaries; and

(2)	any extraordinary gain (but not loss), together with any related provision for taxes on the extraordinary gain (but not loss).

“Net Proceeds” means the aggregate cash proceeds received by LBI Media or any of its Restricted Subsidiaries in respect of any Asset Sale or a Relocation (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of (i) the costs directly related to that Asset Sale, including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result of the Asset Sale, (ii) taxes paid or estimated to be payable as a result of the Asset Sale (and to the extent not included in the foregoing, that portion of any Permitted Holdings Tax Distributions and Permitted Shareholder Tax Distributions attributable thereto), in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements (iii) amounts required to be applied to the repayment of Indebtedness, (iv) any reserve for adjustment in respect of the sale price of the asset or assets established in accordance with GAAP, and (v) in addition to but without duplicating any amounts required to be deducted from Net Proceeds under clauses (i) through (iv) above, Net Proceeds in connection with any Relocation will be net of (a) all reasonable costs (as determined by LBI Media in its reasonable discretion) directly related to that Relocation including, without limitation, (1) transaction expenses (including professional advisor’s or broker’s fees and costs and financing and related fees, commissions and expenses, including lender waiver fees), (2) engineering, construction, equipment and moving costs, (3) marketing costs, (4) the estimated aggregate amount of all obligations of LBI Media or any of its Restricted Subsidiaries after the Relocation under leases with respect to which it is the lessee immediately prior to the Relocation, (5) any penalties or liabilities incurred (or estimated to be incurred) by LBI Media or any of its Restricted Subsidiaries under contracts which cannot be terminated by LBI Media or any of its Restricted Subsidiaries prior to the Relocation but which cannot be performed or are no longer necessary (in the sole but reasonable discretion of LBI Media) by LBI Media or any of its Restricted Subsidiaries following that Relocation, (6) costs incurred in seeking governmental consents and permits required as part of that Relocation and (7) costs incurred in seeking FCC consent to move the replaced station’s digital operations to the site of that replacement station’s analog operations (including all expenses of a type set forth in other clauses of this definition) and (b) Shop At Home Relocation Profits, including any Relocation Tax Benefits (as defined in the Shop At Home Acquisition Documents), that are paid or payable to the Shop At Home Sellers pursuant to the terms of the Shop At Home Acquisition Documents (it being understood that any estimated amounts under this clause (v) will be based on good faith estimates of LBI Media on the date of the consummation of any Relocation which were reasonable when made but those estimates will be subject to adjustment within 90 days thereafter).

“Non-Recourse Debt” means Indebtedness:

(1)	as to which neither LBI Media, the Guarantors, nor any of the Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly liable as a guarantor or otherwise, or (c) constitutes the lender; and

(2)	no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness (other than the notes) of LBI Media, the Guarantors, or any of the Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of the Indebtedness to be accelerated or payable prior to its stated maturity.

“Oaktree Notes” means the 21% senior subordinated notes of Intermediate Holdings, which were repaid on July 9, 2002.

“Oaktree Notes Repayment” means the repayment in full on the date of the indenture of all principal, interest and premium and other obligations in respect of the Oaktree Notes.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable (including post-petition interest) under the documentation governing any Indebtedness.

“Parent” means LBI Holdings I, Inc., a California corporation or any successor.

“Parent Debt Ratio” means the ratio of (i) the sum of (A) the aggregate outstanding amount of Indebtedness of each of LBI Media and the Restricted Subsidiaries as of the last day of the most recently ended fiscal quarter for which financial statements are internally available as of the date of calculation on a combined consolidated basis in accordance with GAAP plus (B) Specified Parent Debt as of the last day of the most recently ended fiscal quarter for which financial statements are internally available as of the date of calculation plus (C) the aggregate liquidation preference of all outstanding Disqualified Stock of LBI Media and preferred stock of the Restricted Subsidiaries (except preferred stock issued to LBI Media or a Restricted Subsidiary) as of the last day of that fiscal quarter (in each case, subject to the terms described in the next paragraph) to (ii) the aggregate Consolidated Cash Flow of Parent (and, for purposes of this definition, references in the definition of “Consolidated Cash Flow” to Restricted Subsidiaries will include LBI Media) for the last four full fiscal quarters for which financial statements are internally available ending on or prior to the date of determination (the “Parent Reference Period”).

For purposes of this definition, the aggregate outstanding principal amount of Specified Parent Debt and Indebtedness of LBI Media and the Restricted Subsidiaries and the aggregate liquidation preference of all outstanding preferred stock of the Restricted Subsidiaries for which the calculation is made will be determined on a pro forma basis as if the Specified Parent Debt and Indebtedness and preferred stock giving rise to the need to perform the calculation had been incurred and issued and the proceeds therefrom had been applied, and all other transactions in respect of which that Specified Parent Debt or Indebtedness is being incurred or preferred stock is being issued had occurred, on the first day of the Parent Reference Period. In addition to the foregoing, for purposes of this definition, the Parent Debt Ratio will be calculated on a pro forma basis after giving effect to (i) the incurrence of the Specified Parent Debt and the Indebtedness of LBI Media and the Restricted Subsidiaries and the issuance of the preferred stock of those Restricted Subsidiaries (and the application of the proceeds therefrom) giving rise to the need to make the calculation and any incurrence (and the application of the proceeds therefrom) or repayment of other Specified Parent Debt or Indebtedness or preferred stock, at any time subsequent to the beginning of the Parent Reference Period and on or prior to the date of determination (including the incurrence or issuance which is the subject of an Incurrence Notice delivered to the trustee during the period pursuant to clause (11) of the definition of Permitted Debt; provided, however, that Indebtedness does not include any Acquisition Debt that has been the subject of an Incurrence Notice under clause (11) of the definition of Permitted Debt at any time after the Incurrence Notice has been withdrawn or after the passage of 365 days following the giving of that Incurrence Notice if and to the extent the Acquisition Debt has not then been incurred), as if the incurrence or issuance (and the application of the proceeds thereof), or the repayment, as the case may be, occurred on the first day of the Parent Reference Period (except that, in making the computation, the amount of Indebtedness under any revolving credit facility will be computed based upon the average balance of the Indebtedness at the end of each month during that period) and (ii) any acquisition at any time on or subsequent to the first day of the Parent Reference Period and on or prior to the date of determination (including the incurrence or issuance which is the subject of an Incurrence Notice delivered to the trustee during the period pursuant to clause (11) of the definition of Permitted Debt subject to the proviso in clause (i) above), as if the acquisition (including the incurrence, assumption or liability for the Specified Parent Debt or Indebtedness and the issuance of such preferred stock and also including any Consolidated Cash Flow associated with such acquisition) occurred on the first day of the Parent Reference Period, giving pro forma effect to any non-recurring expenses, non-recurring costs and cost reductions within the first year after the acquisition LBI Media reasonably anticipates in good faith if LBI Media delivers to the trustee an officer’s certificate executed by an executive officer of LBI Media certifying to and describing and quantifying with reasonable specificity the non-recurring expenses, non-recurring costs and cost reductions. Furthermore, in calculating consolidated interest expense for purposes of the calculation of Consolidated Cash Flow, (a) interest on Specified Parent Debt and Indebtedness determined on a fluctuating basis as of the date of determination (including Indebtedness actually incurred on the date of the transaction giving rise to the need to calculate the Parent Debt Ratio) and which will continue to be so determined thereafter will be deemed to have accrued at a fixed rate per annum equal to the rate of interest on that Indebtedness as in effect on the date of determination and (b) notwithstanding (a) above, interest determined on a fluctuating basis, to the extent the interest is covered by Hedging Obligations, will be deemed to accrue at the rate per annum resulting after giving effect to the operation of such agreements.

“Parent Securities Purchase Documents” means the Securities Purchase Agreement dated as of March 20, 2001, as amended on July 9, 2002, governing the Existing Parent Notes, the Warrant Agreement dated as of March 20, 2001, as amended on July 9, 2002, governing the Existing Parent Warrants and documents related to any of the foregoing, in each case as amended or modified from time to time after the date of the indenture in a manner that is not materially adverse to the Holders.

“Permitted Asset Swap” means, with respect to any Person, the substantially concurrent exchange of assets of that Person (including Equity Interests of a Restricted Subsidiary) for assets of another Person, which assets are useful in a Permitted Business.

“Permitted Business” means any business of the type engaged in by LBI Media or its Restricted Subsidiaries as of the date of the indenture or any business reasonably related, ancillary or complementary thereto.

“Permitted Dividend Amount” means, for any taxable period, the amount (determined by a Tax Accountant) by which the Dividend Limitation for the taxable year exceeds the aggregate Permitted Shareholder Tax Distributions paid by LBI Media for that year pursuant to the covenant entitled “Restricted Payments,” including distributions paid or loans made by LBI Media within 105 days after the end of the taxable year for which a distribution is paid or loan is made; provided, that:

(1)	if, at the end of any taxable year of LBI Media, the Dividend Limitation for that year exceeds the aggregate Permitted Shareholder Tax Distributions paid by LBI Media for that year pursuant to the covenant entitled “Restricted Payments,” the excess will be ignored for purposes of computing the Permitted Dividend Amount for any subsequent period;

(2)	if, at the end of any taxable year of LBI Media, the aggregate Permitted Shareholder Tax Distributions paid by LBI Media for that year pursuant to the covenant entitled “Restricted Payments” exceed the Dividend Limitation, the Permitted Dividend Amount will be zero and the excess will be included and credited in the calculation of the aggregate Permitted Shareholder Tax Distributions paid by LBI Media for the following taxable year(s); and

(3)	if Parent’s S Corporation election made pursuant to Code Section 1362 (or any successor provision) is determined to be invalid, or is revoked or terminated, or the QSSS Election ceases to be in effect for LBI Media, the Permitted Dividend Amount for LBI Media will be zero from and after the date of the invalidity, revocation or termination.

“Permitted Holdings Tax Distributions” means cash distributions or loans (to be computed by the Tax Accountant) from LBI Media to Parent in respect of any taxable year equal to the sum of estimated and final state income taxes paid or payable by Parent which are attributable to the taxable income of LBI Media for that taxable year calculated as though LBI Media were an S Corporation. If in any year Parent is required to pay additional taxes with respect to a prior year’s tax return which are attributable to the taxable income of LBI Media calculated as though LBI Media were an S Corporation (whether because of an audit by a taxing authority, an amended return the filing of which is required in the reasonable judgment of Parent or otherwise), the amount of Permitted Holdings Tax Distributions which may be paid or loaned in that year will be increased by the amount of those additional taxes.

“Permitted Investments” means:

(1)	any Investment in LBI Media or in a Restricted Subsidiary;

(2)	any Investment in Cash Equivalents;

(3)	any Investment by LBI Media or any Restricted Subsidiary in a Person, if as a result of that Investment:

(a)	the Person becomes a Restricted Subsidiary of LBI Media; or

(b)	the Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, LBI Media or a Restricted Subsidiary of LBI Media;

(4)	any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales”;

(5)	any acquisition of assets (including Investments in Unrestricted Subsidiaries) solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of LBI Media or Parent;

(6)	any Investments received in compromise of obligations of trade creditors or customers that were incurred in the ordinary course of business, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer;

(7)	Hedging Obligations;

(8)	loans and advances to employees of LBI Media and its Restricted Subsidiaries and loans to Affiliates of LBI Media and other Persons not in excess of $5.0 million in aggregate principal amount at any time outstanding and the cancellation or forgiveness thereof; provided, however, that no such cancellation or forgiveness will increase the aggregate amount of loans or advances otherwise permitted hereunder;

(9)	the loan by LBI Media to Intermediate Holdings for the Oaktree Notes Repayment and the cancellation or forgiveness thereof and any intercompany loan made by Intermediate Holdings to Parent prior to the date of the indenture (the ownership of which is transferred from Intermediate Holdings to LBI Media by operation of law in connection with the merger of Intermediate Holdings with and into LBI Media) and the cancellation or forgiveness thereof;

(10)	the receipt by LBI Media of notes from one or more employees of LBI Media or any Restricted Subsidiary of LBI Media in connection with the employees’ acquisition of shares of Parent’s common stock and any cancellation or forgiveness thereof, so long as no cash is advanced by LBI Media or any Restricted Subsidiary of LBI Media to the officers or employees or Parent in connection with the acquisition of the obligations or the cancellation or forgiveness thereof;

(11)	escrow deposits made pursuant to Investments permitted hereunder or acquisitions;

(12)	Investments made in connection with, or accepted as consideration in, a Relocation;

(13)	Investments relating to LMAs entered into in connection with independently owned broadcast properties, not to exceed an aggregate of $10.0 million;

(14)	the loan to Lenard Liberman on the date of the indenture and any cancellation or forgiveness thereof; and

(15)	other Investments in any Person having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (15) that are at the time outstanding not to exceed $5.0 million.

“Permitted Junior Securities” means:

(1)	Equity Interests in LBI Media or, subject to the terms of the Credit Agreement, any Guarantor; or

(2)	debt securities that are subordinated to all Senior Debt and any debt securities issued in exchange for Senior Debt to substantially the same extent as, or to a greater extent than, the notes and the Subsidiary Guarantees are subordinated to Senior Debt under the indenture.

“Permitted Liens” means:

(1)	Liens of LBI Media and any Guarantor securing Indebtedness and other Obligations under Credit Facilities or securing other Senior Debt permitted by the terms of the indenture to be incurred;

(2)	Liens in favor of LBI Media or any Restricted Subsidiary;

(3)	Liens on property of a Person existing at the time the Person is merged with or into or consolidated with LBI Media or any Restricted Subsidiary; provided that the Liens were in existence prior to the contemplation of the merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with LBI Media or the Restricted Subsidiary;

(4)	Liens on property existing at the time of acquisition of the property by LBI Media or any Restricted Subsidiary; provided that the Liens were in existence prior to the contemplation of the acquisition;

(5)	Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

(6)	Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (4) of the second paragraph of the covenant entitled “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” covering only the assets acquired with that Indebtedness;

(7)	Liens existing on the date of the indenture;

(8)	Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(9)	Liens on assets of Unrestricted Subsidiaries that secure Non-Recourse Debt of Unrestricted Subsidiaries;

(10)	Liens to secure Indebtedness that is pari passu in right of payment with the notes; provided that the notes are equally and ratably secured thereby;

(11)	Liens securing Permitted Refinancing Indebtedness where the Liens securing indebtedness being refinanced were permitted under the indenture;

(12)	easements, rights-of-way, zoning and similar restrictions and other similar encumbrances or title defects incurred or imposed, as applicable, in the ordinary course of business and consistent with industry practices;

(13)	any interest or title of a lessor under any Capital Lease Obligation;

(14)	Liens securing reimbursement obligations with respect to letters of credit which encumber documents and other property relating to letters of credit and products and proceeds thereof;

(15)	Liens encumbering deposits made to secure statutory, regulatory, contractual or warranty obligations, including rights of offset and set-off;

(16)	Liens securing Hedging Obligations permitted under the indenture;

(17)	leases or subleases granted to others;

(18)	Liens under licensing agreements;

(19)	Liens arising from filing Uniform Commercial Code financing statements regarding leases;

(20)	judgment Liens not giving rise to an Event of Default;

(21)	Liens encumbering property of LBI Media or a Restricted Subsidiary consisting of carriers, warehousemen, mechanics, materialmen, repairmen and landlords, and other Liens arising by operation of law and incurred in the ordinary course of business for sums that are not overdue or that are being contested in good faith by appropriate proceedings and (if so contested) for which appropriate reserves with respect thereto have been established and maintained on the books of LBI Media or a Restricted Subsidiary in accordance with GAAP;

(22)	Liens encumbering property of LBI Media or a Restricted Subsidiary incurred in the ordinary course of business in connection with workers’ compensation, unemployment insurance, or other forms of governmental insurance or benefits, or to secure performance of bids, tenders, statutory obligations, leases, and contracts (other than for Indebtedness for borrowed money) entered into in the ordinary course of business of LBI Media or a Restricted Subsidiary; and

(23)	bankers’ liens in the nature of rights of setoff arising in the ordinary course of business of LBI Media or any of its Restricted Subsidiaries.

“Permitted Refinancing Indebtedness” means any Indebtedness of LBI Media or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of LBI Media or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

(1)	the principal amount (or accreted value, if applicable) of the Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued interest on the Indebtedness and the amount of all expenses and premiums incurred in connection therewith);

(2)	the Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

(3)	if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the notes, the Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the notes on terms at least as favorable to the Holders of notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

(4)	the Indebtedness is incurred either by LBI Media or by the Restricted Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

“Permitted Shareholder Tax Distributions” means cash distributions or loans in amounts computed by a Tax Accountant and made by LBI Media to Parent or the shareholders of Parent to permit the shareholders of Parent to pay their estimated and final federal and state income tax liabilities attributable to the income of LBI Media calculated as though LBI Media were an S Corporation. Permitted Shareholder Tax Distributions may not be made more frequently than quarterly with respect to each period for which an installment of estimated tax would be required to be paid by the shareholders of Parent; provided, however, that the amount of the distributions or loans may not exceed the Permitted Dividend Amount. For purposes of computing the amount of aggregate Permitted Shareholder Tax Distributions for any taxable year, amounts paid in that taxable year by LBI Media to the State of California on behalf of nonresident shareholders as estimated taxes or as withholding taxes pursuant to the California Revenue and Taxation Code will be treated as Permitted Shareholder Tax Distributions. If nonresident shareholders recontribute to LBI Media any such amounts paid on their behalf, however, the amounts contributed will be subtracted from the amount of aggregate Permitted Shareholder Tax Distributions for the taxable year in which the contributions are made. If, in any year Parent’s shareholders are required to pay additional taxes with respect to a prior year’s tax return which are attributable to the taxable income of LBI Media calculated as through LBI Media were an S Corporation (whether because of an audit by a taxing authority, an amended return the filing of which is required in the reasonable judgment of Parent, or otherwise), the amount of Permitted Shareholder Tax Distributions which may be paid in that year will be increased by the amount of those additional taxes as determined by a Tax Accountant.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Principals” means Jose Liberman and Lenard Liberman.

“Public Equity Offering” means an underwritten primary public offering of common stock of LBI Media or Parent; provided, however, that in the event of a Public Equity Offering by Parent, all or a portion of the net proceeds therefrom are contributed to LBI Media.

“QSSS Election” means the election to treat any Person as a qualified Subchapter S subsidiary pursuant to Code Section 1361(b)(3).

“Related Party” means:

(1)	any family member, spouse, heir, devisee, executor or similar legal representative of any Principal; or

(2)	any trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or Persons beneficially holding an 80% or more controlling interest of which consist of any one or more Principals and/or those other Persons referred to in the immediately preceding clause (1).

“Relocation” means with respect to any television broadcast station, (a) any transaction in which a 700 MHz Holder (or any other Person) offers consideration (which consideration consists of a different frequency or frequencies and/or cash or non-cash consideration) to LBI Media or any Guarantor for the cessation of broadcasting on any of the analogue and/or digital frequencies of that broadcast station in order to accommodate the spectrum needs of the 700 MHz Holder, including the prevention of interference with the 700 MHz Holder’s operations, and LBI Media or any Guarantor is not ordered or directly or indirectly required by the FCC or any other Governmental Authority to enter into the transaction, or (b) any transaction in which the FCC or any other Governmental Authority orders or otherwise directly or indirectly requires LBI Media or any Guarantor to cease broadcasting on any of its existing analogue and/or digital frequencies in order to accommodate the spectrum needs of any 700 MHz Holder, including the prevention of interference with the 700 MHz Holder’s operations, with or without any consideration; it being understood that without limiting the generality of the foregoing, the term “Relocation” includes any Relocation as defined in the Shop At Home Acquisition Documents as in effect on March 20, 2001.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” means any Subsidiary of LBI Media that is not an Unrestricted Subsidiary.

“S Corporation” means a small business corporation within the meaning of Code Section 1361 (or any successor provision) for which an election is in effect under Code Section 1362(a) (or any successor provision).

“Senior Debt” means:

(1)	the Indebtedness of LBI Media or any Restricted Subsidiary outstanding under Credit Facilities and all Hedging Obligations with respect thereto;

(2)	any other Indebtedness of LBI Media or any Guarantor permitted to be incurred under the terms of the indenture, unless the instrument under which that Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the notes or any Subsidiary Guarantee; and

(3)	all Obligations with respect to the items listed in the preceding clauses (1) and (2).

Notwithstanding anything to the contrary in the preceding, Senior Debt will not include:

(1)	any liability for federal, state, local or other taxes owed or owing by LBI Media or any Restricted Subsidiary;

(2)	any intercompany Indebtedness of LBI Media or any of its Restricted Subsidiaries to LBI Media or any of its Affiliates;

(3)	any trade payables; or

(4)	the portion of any Indebtedness that is incurred in violation of the indenture; provided that that Indebtedness will be deemed not to have been incurred in violation of the indenture for purposes of this clause (4) if that Indebtedness consists of Indebtedness under any Credit Facility and holders of that Indebtedness or their agent or representative (i) had no actual knowledge at the time of the incurrence that the incurrence of that Indebtedness violated the indenture and (ii) have received an officers’ certificate to the effect that the incurrence of that Indebtedness does not violate the provisions of the indenture (but nothing in this clause (4) will preclude the existence of any Default or Event of Default in the event that the Indebtedness is in fact incurred in violation of the indenture).

“700 MHz Holder” means a holder of a 700 MHz license or construction permit.

“Shop At Home Acquisition Documents” means that certain Asset Purchase Agreement dated as of November 10, 2000, among LBI Media, Liberman Television of Houston, Inc., KZJL License Corp. and the Shop At Home Sellers, as amended, in respect of the acquisition by Liberman Television of Houston, Inc. and KZJL License Corp. of the Broadcast Station KZJL-TV in Houston, Texas.

“Shop At Home Relocation” means a Relocation that constitutes a Voluntary Relocation or specified Involuntary Relocation as defined in the Shop At Home Acquisition Documents.

“Shop At Home Relocation Profits” means Relocation Profits (as defined in the Shop At Home Acquisition Documents) received by LBI Media pursuant to a Shop At Home Relocation which entitles Shop At Home Sellers to a portion of that Relocation Profit.

“Shop At Home Sellers” means Shop At Home, Inc., SAH-Houston Corporation, SAH-Houston License Corp. and SAH License, Inc.

“Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as that Regulation is in effect on the date hereof.

“Specified Parent Debt” means indebtedness of Parent other than (i) indebtedness under the Existing Parent Notes, (ii) indebtedness under any note issued by Parent to satisfy its obligations under the Management Incentive Contracts, (iii) any indebtedness owing to LBI Media or any of its Restricted Subsidiaries and (iv) indebtedness of any Subsidiary of Parent.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the original documentation governing that Indebtedness, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subsidiary” means, with respect to any specified Person:

(1)	any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2)	any partnership (a) the sole general partner or the managing general partner of which is that Person or a Subsidiary of that Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

“Suspended Losses” means the aggregate amount of losses and deductions of Parent which have been taken into account by the shareholders of Parent and disallowed under Code Section 1366(d) (or any successor provision) in a prior taxable year.

“Tax Accountant” means any one of the five largest nationally recognized independent accounting firms, or any other independent accounting firm jointly approved by the trustee and LBI Media.

“Unrestricted Subsidiary” means any Subsidiary of LBI Media that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a resolution of the Board of Directors, but only to the extent that the Subsidiary:

(1)	has no Indebtedness other than Non-Recourse Debt;

(2)	is not party to any agreement, contract, arrangement or understanding with LBI Media or any Restricted Subsidiary of LBI Media unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to LBI Media or the Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of LBI Media;

(3)	is a Person with respect to which neither LBI Media nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve that Person’s financial condition or to cause that Person to achieve any specified levels of operating results; and

(4)	has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of LBI Media or any of its Restricted Subsidiaries.

Any designation of a Subsidiary of LBI Media as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a certified copy of the resolution of the Board of Directors giving effect to the designation and an officers’ certificate certifying that the designation complied with the preceding conditions and was permitted by the covenant described above under the caption “—Certain Covenants—Restricted Payments.” If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of that Subsidiary will be deemed to be incurred by a Restricted Subsidiary of LBI Media as of that date. If the Indebtedness is not permitted to be incurred as of that date under the covenant described under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock,” LBI Media will be in default of that covenant. The Board of Directors of LBI Media may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that the designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of LBI Media of any outstanding Indebtedness of that Unrestricted Subsidiary and the designation will only be permitted if (1) that Indebtedness is permitted under the covenant described under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock,” calculated on a pro forma basis as if that designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence following the designation.

“Voting Stock” of any Person as of any date means the Capital Stock of that Person that is at the time entitled to vote in the election of the Board of Directors of that Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1)	the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of that payment; by

(2)	the then outstanding principal amount of that Indebtedness.

“Wholly Owned Restricted Subsidiary” of any specified Person means a Restricted Subsidiary of that Person all of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares) will at the time be owned by that Person or by one or more Wholly Owned Restricted Subsidiaries of that Person.

BOOK-ENTRY, DELIVERY AND FORM

You can find the definitions of certain terms used in this section under the section “Description of the Exchange Notes—Certain Definitions.” In this description, “LBI Media” refers only to LBI Media, Inc. and its successors and not to any of its subsidiaries.

The old notes were offered and sold to qualified institutional buyers in reliance on Rule 144A (“Rule 144A Notes”). The old notes also were offered and sold in offshore transactions in reliance on Regulation S (“Regulation S Notes”). Except as set forth below, notes were and will be issued in registered, global form in minimum denominations of $1,000 and integral multiples of $1,000 in excess of $1,000.

Rule 144A Notes initially were represented by one or more notes in registered, global form without interest coupons (collectively, the “Rule 144A Global Notes”). Regulation S Notes initially were represented by one or more temporary global notes in registered, global form without interest coupons (collectively, the “Regulation S Temporary Global Notes”). The Rule 144A Global Notes and the Regulation S Temporary Global Notes were deposited upon issuance with the trustee as custodian for The Depository Trust Company (“DTC”), in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below. Through and including the 40th day after the later of the commencement of the offering to the initial purchasers of the old notes (such period through and including the 40th day, the “Restricted Period”), beneficial interests in the Regulation S Temporary Global Notes may be held only through the Euroclear System (“Euroclear”) and Clearstream Banking, S.A. (“Clearstream”) (as indirect participants in DTC), unless transferred to a person that takes delivery through a Rule 144A Global Note in accordance with the certification requirements described below. Within a reasonable time period after the expiration of the Restricted Period, the Regulation S Temporary Global Notes will be exchanged for one or more permanent notes in registered, global form without interest coupons (collectively, the “Regulation S Permanent Global Notes” and, together with the Regulation S Temporary Global Notes, the “Regulation S Global Notes” (the Regulation S Global Notes and Rule 144A Global Notes, collectively being the “Global Notes”)) upon delivery to DTC of certification of compliance with the transfer restrictions applicable to the notes and pursuant to Regulation S as provided in the indenture. Beneficial interests in the Rule 144A Global Notes may not be exchanged for beneficial interests in the Regulation S Global Notes at any time except in the limited circumstances described below. See “—Exchanges between Regulation S Notes and Rule 144A Notes.”

Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for notes in certificated form except in the limited circumstances described below. See “—Exchange of Global Notes for Certificated Notes.” Except in the limited circumstances described below, owners of beneficial interests in the Global Notes are not and will not be entitled to receive physical delivery of notes in certificated form.

Rule 144A Notes (including beneficial interests in the Rule 144A Global Notes) are subject to certain restrictions on transfer and bear a restrictive legend relating to transfer restrictions. Regulation S Notes also bear a restrictive legend relating to transfer restrictions. In addition, transfers of beneficial interests in the Global Notes are subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear and Clearstream), which may change from time to time.

Depository Procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. LBI Media takes no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.

DTC has advised LBI Media that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the Initial Purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC has also advised LBI Media that, pursuant to procedures established by it:

(1)	upon deposit of the Global Notes, DTC will credit the accounts of Participants designated by the Initial Purchasers with portions of the principal amount of the Global Notes; and

(2)	ownership of these interests in the Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Notes).

Investors in the Rule 144A Global Notes who are Participants in DTC’s system may hold their interests therein directly through DTC. Investors in the Rule 144A Global Notes who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) which are Participants in that system. Investors in the Regulation S Global Notes must initially hold their interests therein through Euroclear or Clearstream, if they are participants in those systems, or indirectly through organizations that are participants in those systems. After the expiration of the Restricted Period (but not earlier), investors may also hold interests in the Regulation S Global Notes through Participants in the DTC system other than Euroclear and Clearstream. Euroclear and Clearstream will hold interests in the Regulation S Global Notes on behalf of their participants through customers’ securities accounts in their respective names on the books of their respective depositories, which are Euroclear Bank S.A./N.V., as operator of Euroclear, and Citibank, N.A., as operator of Clearstream. All interests in a Global Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of those systems. The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to those Persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants, the ability of a Person having beneficial interests in a Global Note to pledge those interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of those interests, may be affected by the lack of a physical certificate evidencing those interests.

Except as described below, owners of interests in the Global Notes do not and will not have notes registered in their names, do not and will not receive physical delivery of notes in certificated form and are not and will not be considered the registered owners or “Holders” thereof under the indenture for any purpose.

Payments in respect of the principal of, and interest and premium and Liquidated Damages, if any, on a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered Holder under the indenture. Under the terms of the indenture, LBI Media and the trustee will treat the Persons in whose names the notes, including the Global Notes, are registered as the owners of the notes for the purpose of receiving payments and for all other purposes. Consequently, neither LBI Media, the trustee nor any agent of LBI Media or the trustee has or will have any responsibility or liability for:

(1)	any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes; or

(2)	any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised LBI Media that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on that payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee or LBI Media. Neither LBI Media nor the trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the notes, and LBI Media and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between Participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

Subject to compliance with the transfer restrictions applicable to the notes described herein, cross-market transfers between the Participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in that system in accordance with the rules and procedures and within the established deadlines (Brussels time) of that system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

DTC has advised LBI Media that it will take any action permitted to be taken by a Holder of notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of that portion of the aggregate principal amount of the notes as to which the Participant or Participants has or have given such direction. However, if there is an Event of Default under the notes, DTC reserves the right to exchange the Global Notes for legended notes in certificated form, and to distribute those notes to its Participants.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Rule 144A Global Notes and the Regulation S Global Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform those procedures, and may discontinue those procedures at any time. Neither LBI Media nor the trustee nor any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

A Global Note is exchangeable for definitive notes in registered certificated form (“Certificated Notes”) if:

(1)	DTC (a) notifies LBI Media that it is unwilling or unable to continue as depositary for the Global Notes or (b) has ceased to be a clearing agency registered under the Exchange Act and, in either case, LBI Media fails to appoint a successor depositary;

(2)

in the case of a Global Note held for an account of Euroclear or Clearstream, Euroclear or Clearstream, as the case may be, (A) is closed for business for a continuous period of 14 days (other than by reason of statutory or other holidays), or (B) announces an intention permanently to cease business or does in fact do so;

(3)	LBI Media, at its option, notifies the trustee in writing that it elects to cause the issuance of the Certificated Notes; or

(4)	there has occurred and is continuing a Default or Event of Default with respect to the notes.

In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the trustee by or on behalf of DTC in accordance with the indenture. Further, in no event will Regulation S Temporary Global Notes be exchanged for Certificated Notes prior to the expiration of the Restricted Period and receipt by the registrar of any certificates required pursuant to Regulation S. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures) and will bear the applicable restrictive legend relating to transfer restrictions unless that legend is not required by applicable law.

Exchange of Certificated Notes for Global Notes

Certificated Notes may not be exchanged for beneficial interests in any Global Note unless the transferor first delivers to the trustee a written certificate (in the form provided in the indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to those notes.

Exchanges Between Regulation S Notes and Rule 144A Notes

Prior to the expiration of the Restricted Period, beneficial interests in the Regulation S Global Note may be exchanged for beneficial interests in the Rule 144A Global Note only if:

(1)	the exchange occurs in connection with a transfer of the notes pursuant to Rule 144A; and

(2)	the transferor first delivers to the trustee a written certificate (in the form provided in the indenture) to the effect that the notes are being transferred to a Person:

(a)	who the transferor reasonably believes to be a qualified institutional buyer within the meaning of Rule 144A;

(b)	purchasing for its own account or the account of a qualified institutional buyer in a transaction meeting the requirements of Rule 144A; and

(c)	in accordance with all applicable securities laws of the states of the United States and other jurisdictions.

Beneficial interest in a Rule 144A Global Note may be transferred to a Person who takes delivery in the form of an interest in the Regulation S Global Note, whether before or after the expiration of the Restricted Period, only if the transferor first delivers to the trustee a written certificate (in the form provided in the indenture) to the effect that such transfer is being made in accordance with Rule 903 or 904 of Regulation S or Rule 144 (if available) and that, if such transfer occurs prior to the expiration of the Restricted Period, the interest transferred will be held immediately thereafter through Euroclear or Clearstream.

Transfers involving exchanges of beneficial interests between the Regulation S Global Notes and the Rule 144A Global Notes will be effected in DTC by means of an instruction originated by the trustee through the DTC Deposit/Withdraw at Custodian system. Accordingly, in connection with any such transfer, appropriate adjustments will be made to reflect a decrease in the principal amount of the Regulation S Global Note and a corresponding increase in the principal amount of the Rule 144A Global Note or vice versa, as applicable. Any beneficial interest in one of the Global Notes that is transferred to a Person who takes delivery in the form of an interest in the other Global Note will, upon transfer, cease to be an interest in that Global Note and will become an interest in the other Global Note and, accordingly, will thereafter be subject to all transfer restrictions and other procedures applicable to beneficial interest in such other Global Note for so long as it remains such an interest. The policies and practices of DTC may prohibit transfers of beneficial interests in the Regulation S Global Note prior to the expiration of the Restricted Period.

Payments; Certifications by Holders of the Regulation S Temporary Global Notes

A holder of a beneficial interest in the Regulation S Temporary Global Notes must provide Euroclear or Clearstream, as the case may be, with a certificate in the form required by the indenture certifying that the beneficial owner of the interest in the Regulation S Temporary Global Notes is either not a U.S. Person (as defined below) or has purchased such interest in a transaction that is exempt from the registration requirements under the Securities Act (the “Regulation S Certificate”), and Euroclear or Clearstream, as the case may be, must provide to the trustee a certificate in the form required by the Indenture, prior to any exchange of that beneficial interest for a beneficial interest in the Regulation S Permanent Global Notes.

“U.S. Person” means:

(1)	any individual resident in the United States;

(2)	any partnership or corporation organized or incorporated under the laws of the United States;

(3)	any estate of which an executor or administrator is a United States Person (other than an estate governed by foreign law and of which at least one executor or administrator is a non-U.S. Person who has sole or shared investment discretion with respect to its assets);

(4)	any trust of which any trustee is a United States Person (other than a trust of which at least one trustee is a non-U.S. Person who has sole or shared investment discretion with respect to its assets and no beneficiary of the trust (and no settler if the trust is revocable) is a United States Person;

(5)	any agency or branch of a foreign entity located in the United States;

(6)	any non-discretionary or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a United States Person;

(7)	any discretionary or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated or (if an individual) resident in the United States (other than such an account held for the benefit or account of a non-U.S. Person); and

(8)	any partnership or corporation organized or incorporated under the laws of a foreign jurisdiction and formed by a United States Person principally for the purpose of investing in securities and not registered under the Securities Act (unless it is organized or incorporated, and owned, by accredited investors within the meaning of Rule 501(a) under the Securities Act who are not natural persons, estates or trusts) provided, however, that the term “U.S. Person” will not include:

(a)	a branch or agency of a U.S. Person that is located and operating outside the United States for valid business purposes as a locally regulated branch or agency engaged in the banking or insurance business;

(b)	any employee benefit plan established and administered in accordance with the law, customary practices and documentation of a foreign country; and

(c)	the international organizations set forth in Section 902(o)(7) of Regulation S under the Securities Act and any other similar international organizations, and their agencies, affiliates and pension plans.

Same Day Settlement and Payment

LBI Media will make payments in respect of the notes represented by the Global Notes (including principal, premium, if any, interest and Liquidated Damages, if any) by wire transfer of immediately available funds to the accounts specified by the Global Note Holder. LBI Media will make all payments of principal, interest and premium and Liquidated Damages, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the Holders of the Certificated Notes or, if no such account is specified, by mailing a check to each Holder’s registered address. The notes represented by the Global Notes are expected to be eligible to trade in the PORTAL market and to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in these notes will, therefore, be required by DTC to be settled in immediately available funds. LBI Media expects that secondary trading in any Certificated Notes will also be settled in immediately available funds.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised LBI Media that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a Participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of material U.S. federal income tax consequences of the acquisition, ownership and disposition of the notes, but does not purport to be a complete analysis of all the potential tax considerations. This discussion is limited to the tax consequences of those persons who are original beneficial owners of the notes, who purchase notes at their original issue price and who hold those notes as capital assets within the meaning of Section 1221 of the Code (“Holders”). This discussion does not purport to deal with all aspects of U.S. federal income taxation that might be relevant to particular Holders in light of their particular investment circumstances or status, nor does it address specific tax consequences that may be relevant to particular persons (including, for example, financial institutions, broker-dealers, insurance companies, tax-exempt organizations and U.S. persons that have a functional currency other than the U.S. Dollar or persons in special situations, such as those who have elected to mark securities to market, or those who hold notes as part of a straddle, hedge, conversion transaction or other integrated investment). In addition, this discussion does not address U.S. federal alternative minimum tax consequences or consequences under the tax laws of any state, local or foreign jurisdiction. This discussion is based on upon the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury Department regulations promulgated or proposed thereunder and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change, possibly on a retroactive basis. We have not sought any ruling from the Internal Revenue Service (the “IRS”) with respect to the statements made and the conclusions reached in this discussion, and the IRS may not agree with these statements and conclusions.

WE URGE YOU TO CONSULT YOUR TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME AND OTHER TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF THE NOTES, AS WELL AS THE APPLICATION OF STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS.

As used herein, the term “U.S. Holder” means a Holder that is: (i) a citizen or individual resident of the U.S.; (ii) a corporation or other entity taxable as a corporation created or organized under the laws of the U.S. or any state thereof or in the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of the source; or (iv) a trust, if a court within the U.S. is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all its substantial decisions or if a valid election to be treated as a U.S. person is in effect with respect to such trust.

A “Non-U.S. Holder” is a Holder that is not a U.S. Holder.

An entity that is characterized as a partnership for U.S. federal tax purposes is not subject to U.S. income tax on income or gains derived from the notes. However, a partner, member, shareholder or other equity owner of such an entity may be subject to U.S. federal income tax on such income or gains under rules for U.S. Holders or Non-U.S. Holders depending upon, among other things, whether: (i) such equity owner is a U.S. person or a non-U.S. person for U.S. federal tax purposes; and (ii) such entity is or is not engaged in a U.S. trade or business to which income or gains from the notes is effectively connected.

U.S. Federal Income Taxation of LBI Holdings I and Its Subsidiaries

Our parent, LBI Holdings, Inc., is currently classified as an S corporation, and all of its subsidiaries are classified as qualified Subchapter S subsidiaries for federal income tax purposes. As a result, the profits and losses of our parent and its subsidiaries are taxed directly to our parent’s shareholders. If our parent were to fail to qualify as an S corporation or any of its subsidiaries were to fail to qualify as subchapter S subsidiaries for federal income tax purposes (for example, as a result of any of the debt of the entities being classified as equity), then such entity’s taxable income would be subject to tax at regular corporate rates and would not flow through to the shareholders for reporting on their own tax returns. The loss of an entity’s S corporation status could be applied on a retroactive basis thereby resulting in such entity also owing taxes for past periods. Thus, if our parent or any of its subsidiaries were to lose their S corporation status, we would likely have less cash available to meet our obligations with respect to the notes.

U.S. Federal Income Taxation of U.S. Holders

Taxation of Interest Income

Payments of stated interest on a note generally will be taxable to a U.S. Holder as ordinary interest income at the time such interest is received or accrued, depending on the U.S. Holder’s method of tax accounting, so long as such interest represents “qualified stated interest” within the meaning of Treasury regulations promulgated under the Code. For this purpose, qualified stated interest means stated interest that is unconditionally payable in cash at least annually, at a single fixed rate or a qualifying variable rate, that appropriately takes into account the length intervals between interest payment dates. Under the Treasury regulations, stated interest on the notes is unconditionally payable only if reasonable legal remedies exist to compel timely payment, or the notes otherwise provide terms and conditions that make the likelihood of late payment (other than a late payment that occurs within a reasonable grace period) or nonpayment a remote contingency.

In the absence of further guidance from the IRS regarding the circumstances under which interest will be treated as unconditionally payable, we intend to take the position that stated interest on the notes is qualified stated interest. However, the IRS may take a contrary position. If the IRS were to successfully argue that the stated interest on the notes is not qualified stated interest (because, for example, the interest is subject to blockage), the stated interest on the notes would be treated as “original issue discount” (“OID”) that U.S. Holders must accrue in gross income on a constant yield basis, regardless of the U.S. Holder’s method of tax accounting.

Treatment of Payments upon Registration Default

A registration default with respect to the notes will cause additional amounts to accrue on the notes in the manner described under “The Exchange Offer; Registration Rights.” We believe that the likelihood of the payment of Liquidated Damages as a result of a registration default is remote. Accordingly, we do not intend to treat the possibility of such a change as affecting the yield to maturity of any note. Thus, such additional amounts will be includable in the income of a U.S. Holder at the time it accrues or is received, in accordance with such Holder’s method of accounting for U.S. tax purposes. Our determination that there is a remote likelihood of paying additional amounts on the notes is binding on each U.S. Holder unless the Holder explicitly discloses that its determination is different from our determination. Our determination is not, however, binding on the IRS. Accordingly, it is possible that the IRS may take a different position which if sustained could affect the timing of the U.S. Holder’s income with respect to such additional amounts. Similarly, we intend to take the position that the occurrence of an event requiring us to repurchase the notes at the election of a Holder (see “Description of the Exchange Notes—Repurchase at Option of Holders”) is remote, and likewise do not intend to treat the possibility of such occurrence as affecting the timing or amount of interest on any note.

Disposition of Notes

Upon the sale, exchange, redemption or other disposition of a note, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between: (i) the sum of cash plus the fair market value of all other property received on such disposition (except to the extent such cash or property is attributable to accrued but unpaid interest, which is treated as interest as described above); and (ii) such Holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in a note generally will equal the cost of the note to such Holder, less any principal payments received by such Holder.

Gain or loss recognized on the disposition of a note generally will be capital gain or loss, and will be long-term capital gain or loss if, at the time of such disposition, the U.S. Holder’s holding period for the note is more than 12 months. The deductibility of capital losses by U.S. Holders is subject to limitations.

Exchange Offer

In the opinion of O’Melveny & Myers LLP, our counsel, the exchange of old notes for exchange notes in the Exchange Offer will not constitute a taxable event for U.S. Holders. Consequently, a U.S. Holder will not recognize gain upon receipt of an exchange note in exchange for old notes in the Exchange Offer, the U.S. Holder’s basis in the exchange note received in the Exchange Offer will be the same as its basis in the corresponding old note immediately before the exchange and the U.S. Holder’s holding period in the exchange note will include its holding period in the original old note. An opinion of tax counsel is not binding on the IRS or the courts and the IRS or a court may not agree with our counsel’s opinion.

U.S. Federal Income Taxation of Non-U.S. Holders

Payments of Interest

Subject to the discussion of backup withholding below, payments of interest (including of additional amounts payable upon our registration default) on the notes by us or any of our agents to a Non-U.S. Holder generally will not (under the so-called “portfolio interest exemption”) be subject to U.S. federal withholding tax, provided that:

(1)	the Non-U.S. Holder does not, directly or indirectly, actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote;

(2)	the Non-U.S. Holder is not a controlled foreign corporation for U.S. federal income tax purposes that is related to us (directly or indirectly) through stock ownership;

(3)	the Non-U.S. Holder is not a bank receiving interest on an extension of credit pursuant to a loan agreement entered into in the ordinary course of its trade or business; and

(4)	certain certification requirements are met. Very generally, these certification requirements will be met if the beneficial owner of the note certifies on IRS Form W-8BEN or a substantially similar form that it is not a U.S. person and provides its name and address, and either (A) the beneficial owner files such form with the withholding agent, or (B) in the case of a note held through a entity treated as a foreign partnership for U.S. federal tax purposes or held through an intermediary, the beneficial owner and such entity or intermediary (as the case may be) satisfy certain certification requirements set forth in the Treasury Regulations (the “Portfolio Interest Exemption”).

If a Non-U.S. Holder cannot satisfy the requirements of the Portfolio Interest Exemption (as summarized above), payments of interest made to such Non-U.S. Holder will be subject to a 30% withholding tax unless the beneficial owner of the note provides us or our agent, as the case may be, with a properly executed IRS Form W-8BEN (or successor form) claiming an exemption from or a reduction in withholding under the benefit of a tax treaty or IRS Form W-8ECI (or successor form) stating that interest paid on the note is not subject to withholding tax because it is U.S. trade or business income to the beneficial owner.

The certification requirement described above also may require a Non-U.S. Holder that provides an IRS form, or that claims the benefit of an income tax treaty, to provide its U.S. taxpayer identification number. The applicable regulations generally also require, in the case of a note held by a foreign partnership, that:

(1)	the certification described above be provided by the partners and

(2)	the partnership provide certain information, including a U.S. taxpayer identification number.

Further, a look-through rule will apply in the case of tiered partnerships.

You should consult your tax advisor about the specific methods for satisfying these requirements. A claim for exemption will not be valid if the person receiving the applicable form has actual knowledge that the statements on the form are false.

If interest on the note is effectively connected with a U.S. trade or business of the beneficial owner, the Non-U.S. Holder, although exempt from the withholding tax described above, will nonetheless be subject to U.S. federal income tax on such interest on a net income basis in the same manner as if it were a U.S. Holder. In addition, if such Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits for the taxable year, subject to adjustments. For this purpose, interest on a note will be included in such foreign corporation’s earnings and profits.

Disposition of Notes

No withholding of U.S. federal income tax will be required with respect to any gain or income realized by a Non-U.S. Holder upon the sale, exchange or disposition of a note.

A Non-U.S. Holder will not be subject to U.S. federal income tax on gain realized on the sale, exchange or other disposition of a note unless: (i) the Non-U.S. Holder is an individual who is present in the U.S. for a period or periods aggregating 183 or more days in the taxable year of the disposition and certain other conditions are met; (ii) the Non-U.S. Holder is subject to tax pursuant to the provisions of U.S. tax law applicable to certain U.S. expatriates; or (iii) such gain or income is effectively connected with a U.S. trade or business.

Exchange Offer

In the opinion of O’Melveny & Myers LLP, our counsel, the exchange of old notes for exchange notes in the Exchange Offer will not constitute a taxable event for a Non-U.S. Holder. An opinion of tax counsel is not binding on the IRS or the courts and the IRS or a court may not agree with our counsel’s opinion.

Information Reporting and Backup Withholding

U.S. Holders

For each calendar year in which the notes are outstanding, we are required to provide the IRS with certain information, including the beneficial owner’s name, address and taxpayer identification number, the aggregate amount of interest paid to that beneficial owner during the calendar year and the amount of tax withheld, if any. This obligation, however, does not apply with respect to payments to certain U.S. Holders, including corporations and tax-exempt organizations.

In the event that a U.S. Holder subject to the reporting requirements described above fails to supply its correct taxpayer identification number in the manner required by applicable law or underreports its tax liability, we, our agents or paying agents or a broker may be required to “backup” withhold a tax upon each payment of interest and principal (and premium or Liquidated Damages, if any) on the notes. This backup withholding is not an additional tax and may be credited against the U.S. Holder’s U.S. federal income tax liability, provided that the required information is furnished to the IRS.

Non-U.S. Holders

Under current Treasury Regulations, U.S. information reporting requirements and backup withholding tax will not apply to payments on a note to a Non-U.S. Holder if the statement described in “U.S. Federal Income Taxation of Non-U.S. Holders—Payments of Interest” is duly provided by such holder or the holder otherwise establishes an exemption, provided that the payor does not have actual knowledge or reason to know that the holder is a U.S. person or that the conditions of any claimed exemption are not satisfied.

Generally, information reporting requirements and backup withholding tax will not apply to any payment of the proceeds of the sale of a note effected outside the U.S. by a foreign office of a “broker” (as defined in applicable Treasury Regulations), unless the broker is: (i) a U.S. person; (ii) a foreign person that derives 50% or more of its gross income for certain periods from activities that are effectively connected with the conduct of a trade or business in the U.S.; (iii) a controlled foreign corporation for U.S. federal income tax purposes; or (iv) a foreign partnership more than 50% of the capital or profits of which is owned by one or more U.S. persons or which engages in a U.S. trade or business. Payment of the proceeds of any such sale effected outside the U.S. by a foreign office of any broker that is described in (i), (ii), (iii), or (iv) of the preceding sentence may be subject to information-reporting requirements (but not backup withholding requirements unless there is actual knowledge to the contrary) unless such broker has documentary evidence in its records that the beneficial owner is a Non-U.S. Holder and certain other conditions are met, or the beneficial owner otherwise establishes an exemption. Payment of the proceeds of any such sale to or through the U.S. office of a broker is subject to information reporting and backup withholding requirements, unless the beneficial owner of the note provides the statement described in “U.S. Federal Income Taxation of Non-U.S. Holders—Payments of Interest” or otherwise establishes an exemption.

PLAN OF DISTRIBUTION

Each broker-dealer that acquired old notes for its own account as a result of market-making activities or other trading activities and receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in the exchange offer, where the exchange notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until that date, all dealers effecting transactions in the exchange notes may be required to deliver a prospectus. We reserve the right in our sole discretion to purchase or make offers for, or to offer exchange notes for, any old notes that remain outstanding after the expiration of the exchange offer pursuant to this prospectus or otherwise and, to the extent permitted by applicable law, purchase old notes in the open market, in privately negotiated transactions or otherwise.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers in the exchange offer for their own account may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of those methods of resale, at market prices prevailing at the time of resale, at prices related to the prevailing market prices or negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer and/or the purchasers of any of the exchange notes. Any broker-dealer that resells exchange notes that were received by it in the exchange offer for its own account and any broker or dealer that participates in a distribution of the exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on such a resale of the exchange notes and any commissions or concessions received by those persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that, by acknowledging that it will deliver and by delivering a prospectus meeting the requirements of the Securities Act, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the expiration of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests these documents in the letter of transmittal. Broker-dealers who acquired old notes directly from us and not as a result of market-making or other trading activities may not use this prospectus in connection with the resale of the exchange notes. We have agreed to pay certain expenses incident to our performance of or compliance with the registration rights agreement, other than commissions or concessions of any brokers or dealers, and will indemnify holders of the old notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

NOTICE TO CANADIAN INVESTORS

Offering Restricted to Ontario

Resale Restrictions

The distribution of the exchange notes in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of the exchange notes are made. Accordingly, any resale of the exchange notes in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdictions, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers of the exchange notes are advised to seek legal advice prior to any resale of the exchange notes in Canada.

Representation of Purchasers

By exchanging old notes in Canada the holder is representing to us that: (1) the holder is entitled under applicable provincial securities laws to exchange those notes without the benefit of a prospectus qualified under those securities laws; (2) where required by law, that the holder is exchanging as principal and not as agent; and (3) the holder has reviewed the text above under Resale Restrictions.

Rights of Action—Ontario Purchasers Only

The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the statutory right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

Enforcement of Legal Rights

All of our directors and officers as well as any experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian holders to effect service of process within Canada upon us or those directors, officers or experts. All or a substantial portion of our assets and the assets of those directors, officers and experts may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian holders of exchange notes should consult their own legal and tax advisors with respect to the tax consequences of an investment in the exchange notes in their particular circumstances and about the eligibility of the investment by the holder under relevant Canadian legislation.

LEGAL MATTERS

The validity of the exchange notes will be passed upon for us by O’Melveny & Myers LLP, Los Angeles, California.

EXPERTS

The consolidated financial statements of LBI Media Inc. at December 31, 2002 and 2001, and for each of the three years in the period ended December 31, 2002, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement on Form S-4 that we have filed with the Securities and Exchange Commission, or the SEC, under the Securities Act of 1933, or the Securities Act. This prospectus does not contain all of the information set forth in the registration statement. For further information about us and the notes, you should refer to the registration statement. This prospectus summarizes material provisions of contracts and other documents to which we refer you. Since this prospectus may not contain all of the information that you find important, you should review the full text of these documents. We have filed these documents as exhibits to our registration statement.

Upon the effectiveness of the registration statement, we will be subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. We have agreed that, whether or not required to do so by the rules and regulations of the SEC (and within the time periods that are or would be prescribed thereby), for so long as any of the notes remain outstanding, we will furnish to the holders of the notes and, following the consummation of the exchange offer, file with the SEC (unless the SEC will not accept such a filing) (i) all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if we were required to file these forms, including a Management’s Discussion and Analysis of Financial Condition and Results of Operations and, with respect to the annual information only, a report thereon by our independent certified public accountants and (ii) all information that would be required to be contained in a filing with the SEC on Form 8-K if we were required to file these reports. In addition, for so long as any of the old notes remain outstanding, we have agreed to make available, upon request, to any prospective purchaser or beneficial owner of the old notes in connection with any sale thereof the information required by Rule 144A(d)(4) under the Securities Act. Information may also be obtained from us at LBI Media, Inc., 1845 West Empire Avenue, Burbank, California 91504, Attention: Lenard Liberman.

The registration statement (including the exhibits and schedules thereto) and the periodic reports and other information that we file with the SEC may be inspected and copied at the public reference facilities of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of this material from the SEC by mail at prescribed rates. You should direct requests to the SEC’s Public Reference Section, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the SEC maintains a website (http://www.sec.gov) that contains these reports and other information filed by us.

REPORT OF INDEPENDENT AUDITORS

Board of Directors

LBI Media, Inc.

We have audited the accompanying consolidated balance sheets of LBI Media, Inc. as of December 31, 2001 and 2002, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of LBI Media, Inc. at December 31, 2001 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As more fully described in Note 1, the Company changed its method of accounting for indefinite-lived intangible assets as of January 1, 2002.

/S/ ERNST & YOUNG LLP

Los Angeles, California

March 14, 2003

LBI MEDIA, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2001	2002
Assets
Current assets:
Cash and cash equivalents	$1,131,349	$1,396,636
Short-term investments	332,810	135,110
Accounts receivable (less allowance for doubtful accounts of $161,030 in 2001 and $627,738 in 2002)	7,147,148	9,986,636
Current portion of program rights, net	895,165	1,054,655
Amounts due from related parties	819,133	730,761
Current portion of employee advances	46,825	58,632
Prepaid expenses and other current assets	1,100,595	1,201,697

Total current assets	11,473,025	14,564,127

Property and equipment, net	46,817,209	49,044,267
Program rights, excluding current portion	1,659,560	1,817,659
Notes receivable from related parties	389,685	2,455,666
Employee advances, excluding current portion	156,975	656,265
Deferred financing costs, net	6,609,083	4,129,447
Broadcast licenses, net	181,293,995	198,323,152
Acquisition costs	—	475,937
Escrow funds	—	2,500,000

Total assets	$248,399,532	$273,966,520

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable and accrued expenses	$1,773,911	$1,768,958
Accrued interest	2,347,376	8,093,827
Program rights payable	—	58,324
Amounts due to related parties	99,872	133,695
Notes payable to related parties	1,861,607	—
Current portion of long-term debt	10,292,061	154,093

Total current liabilities	16,374,827	10,208,897

Long-term debt, excluding current portion	206,614,156	242,675,518
Deferred compensation	2,638,000	6,280,000
Deferred state income taxes	232,716	263,916
Other liabilities	—	95,095

Commitments and contingencies

Stockholders’ equity:
Common stock, $0.01 par value:
Authorized shares—1,000
Issued and outstanding shares—100	1	1
Additional paid-in capital	22,817,434	22,657,667
Retained deficit	(318,396)	(8,221,264)
Accumulated other comprehensive income	40,794	6,690

Total stockholders’ equity	22,539,833	14,443,094

Total liabilities and stockholders’ equity	$248,399,532	$273,966,520

See accompanying notes.

LBI MEDIA, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2000	2001	2002

Revenues	$56,128,789	$66,530,464	$79,867,254
Less agency commissions	5,576,650	6,873,360	8,871,451

Net revenues	50,552,139	59,657,104	70,995,803
Operating expenses:
Program and technical, exclusive of noncash employee compensation of $94,000, $216,000 and $968,000 for the years ended December 31, 2000, 2001 and 2002, respectively, and depreciation, amortization and impairment of broadcast license shown below	6,387,961	8,623,718	10,379,110
Promotional, exclusive of depreciation, amortization and impairment of broadcast license shown below	2,476,827	2,526,973	2,042,698
Selling, general and administrative, exclusive of noncash employee compensation of $1,146,000, $1,182,000 and $2,674,000 for the years ended December 31, 2000, 2001 and 2002, respectively, and depreciation, amortization and impairment of broadcast license shown below	13,685,002	15,592,732	21,359,841
Noncash employee compensation	1,240,000	1,398,000	3,642,000
Depreciation	1,674,515	2,347,165	3,131,101
Amortization	2,962,799	6,326,025	—
Impairment of broadcast license	—	—	1,750,000

Total operating expenses	28,427,104	36,814,613	42,304,750

Operating income	22,125,035	22,842,491	28,691,053
Interest expense	(6,837,540)	(21,446,072)	(28,195,902)
Interest and other income	240,238	473,634	137,750
Loss on sale of property and equipment	—	—	(388,169)

Income before income taxes and cumulative effect of accounting change	15,527,733	1,870,053	244,732
Provision for income taxes	74,274	80,583	41,600

Income before cumulative effect of accounting change	15,453,459	1,789,470	203,132
Cumulative effect of accounting change	—	—	(8,106,000)

Net income (loss)	$15,453,459	$1,789,470	$(7,902,868)

See accompanying notes.

LBI MEDIA, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Common Stock
	Number of Shares	Amount	Additional Paid-in Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity
Balances at December 31, 1999	100	$1	$45,049,999	$8,453,284	$78,815	$53,582,099
Net income	—	—	—	15,453,459	—	15,453,459
Unrealized loss on investment in marketable securities	—	—	—	—	(150,495)	(150,495)

Comprehensive income						15,302,964
Distributions to Parent	—	—	—	(9,709,223)	—	(9,709,223)

Balances at December 31, 2000	100	1	45,049,999	14,197,520	(71,680)	59,175,840
Net income	—	—	—	1,789,470	—	1,789,470
Unrealized gain on investment in marketable securities	—	—	—	—	112,474	112,474

Comprehensive income						1,901,944
Contribution by Parent	—	—	30,000,000	—	—	30,000,000
Distributions to Parent	—	—	(52,232,565)	(16,305,386)	—	(68,537,951)

Balances at December 31, 2001	100	1	22,817,434	(318,396)	40,794	22,539,833
Net loss	—	—	—	(7,902,868)	—	(7,902,868)
Unrealized gain on investment in marketable securities	—	—	—	—	18,872	18,872
Adjustment to unrealized gain due to sale of investment in marketable securities	—	—	—	—	(52,976)	(52,976)

Comprehensive loss						(7,936,972)
Distributions to Parent	—	—	(159,767)	—	—	(159,767)

Balances at December 31, 2002	100	$1	$22,657,667	$(8,221,264)	$6,690	$14,443,094

See accompanying notes.

LBI MEDIA, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2000	2001	2002
Operating activities
Net income (loss)	$15,453,459	$1,789,470	$(7,902,868)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Cumulative effect of accounting change	—	—	8,106,000
Depreciation and amortization	4,637,314	8,673,190	3,131,101
Impairment of broadcast license	—	—	1,750,000
Amortization of deferred financing costs	304,038	3,550,729	6,844,844
Noncash employee compensation	1,240,000	1,398,000	3,642,000
Gain on sale of investments	—	—	(52,976)
Loss on sale of property and equipment	—	—	388,169
Provision for doubtful accounts	96,000	170,221	861,660
Changes in operating assets and liabilities:
Accounts receivable	(2,141,818)	(1,901,207)	(3,701,148)
Program rights	(101,969)	314,310	(317,589)
Amounts due from related parties	487,114	(456,179)	88,372
Prepaid expenses and other current assets	70,303	(655,844)	(101,102)
Employee advances	(10,669)	(123,904)	(511,097)
Accounts payable and accrued expenses	446,249	(133,118)	(4,953)
Accrued interest	60,921	1,656,012	5,746,451
Program rights payable	(208,938)	(56,187)	58,234
Amounts due to related parties	61,183	(15,206)	33,823
Deferred state income tax payable	—	132,716	31,200
Other assets and liabilities	—	—	57,109

Net cash provided by operating activities	20,393,187	14,343,003	18,147,320

Investing activities
Purchase of property and equipment	(4,044,226)	(13,953,528)	(5,004,892)
Acquisition costs	(704,606)	—	(475,937)
Purchase of investments	(258,160)	—	—
Acquisition of television and radio station property and equipment	—	(6,212,072)	(2,181,161)
Acquisition of broadcast licenses	—	(88,511,786)	(26,885,157)
Amounts deposited in escrow for the acquisition of broadcast licenses	(8,500,000)	—	(2,500,000)
Loans to related parties	—	—	(2,027,995)
Proceeds from sale of investments	—	—	216,592
Proceeds from sale of property and equipment	—	—	1,439,705

Net cash used in investing activities	(13,506,992)	(108,677,386)	(37,418,845)

Financing activities
Proceeds from issuance of long-term debt, net of financing costs	4,500,000	216,845,858	247,851,860
Payments on notes payable to related parties	—	(2,000,000)	(1,861,607)
Payments on long-term debt	(5,807,942)	(81,327,730)	(226,293,674)
Distributions to Parent	(9,709,223)	(68,537,951)	(159,767)
Contributions from Parent	—	30,000,000	—

Net cash (used in) provided by financing activities	(11,017,165)	94,980,177	19,536,812

Net (decrease) increase in cash and cash equivalents	(4,130,970)	645,794	265,287
Cash and cash equivalents at beginning of period	4,616,525	485,555	1,131,349

Cash and cash equivalents at end of period	$485,555	$1,131,349	$1,396,636

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	$6,162,045	$11,876,768	$15,612,970

Income taxes	$10,400	$10,400	$10,400

See accompanying notes.

LBI MEDIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

1.    Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

LBI Media, Inc. was incorporated in California as LBI Holdings II and was a wholly owned subsidiary of LBI Intermediate Holdings, Inc., which was a wholly-owned subsidiary of LBI Holdings I (Parent). LBI Intermediate Holdings, Inc. and LBI Holdings II were holding companies with substantially no assets, operations or cash flows other than their investment in their subsidiaries. Before the July 2002 issuance (see Note 6), LBI Holdings II changed its name to LBI Media, Inc. and after the issuance of the senior subordinated notes, LBI Intermediate Holdings, Inc. merged into LBI Media, Inc.

LBI Media, Inc. and its wholly owned subsidiaries (collectively referred to as the Company) own and operate radio and television stations located in California and Texas. In addition, the Company owns a television studio facility that is used to produce programming for Company-owned television stations, and is also rented to independent third parties. The Company sells commercial airtime on its radio and television stations to national and local advertisers.

The Company’s radio stations are licensed by the FCC in the following cities: KHJ-AM in Los Angeles, California, KWIZ-FM and KVNR-AM in Santa Ana, California, KBUE-FM in Long Beach, California, KBUA-FM in San Fernando, California, KQUE-AM, KQQK-FM and KEYH-AM in Houston, Texas, KSEV-AM in Tomball, Texas, KJOJ-AM in Conroe, Texas, KJOJ-FM in Freeport, Texas, KTJM-FM in Port Arthur, Texas, KIOX-FM in El Campo, Texas and KXGJ-FM in Bay City, Texas. The California stations service the Los Angeles market, while the Texas stations service the Houston market.

The Company’s television stations, KRCA-TV, KZJL-TV and KSDX-LP, service the Los Angeles, California, Houston, Texas and San Diego, California markets, respectively.

The Company’s television studio facility is Empire Burbank Studios, Inc. (Empire) in Burbank, California.

Principles of Consolidation

The accompanying consolidated financial statements as of December 31, 2000 and 2001 include the accounts of the Company as if the merger discussed above had already occurred. All significant intercompany accounts and transactions have been eliminated. The accounts of the Parent, including certain indebtedness (see Note 6), are not included in the accompanying consolidated financial statements.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less and investments in money market accounts to be cash equivalents.

Fair Value of Financial Instruments

The carrying value of the Company’s financial instruments included in current assets and current liabilities (such as cash and equivalents, accounts receivable, accounts payable and accrued expenses, and other similar items) approximate fair value due to the short-term nature of such instruments. The estimated fair value of the Company’s Senior Subordinated Notes (see Note 6) is approximately $157.5 million (carrying value of $150.0 million) at December 31, 2002. The Company’s other long-term debt has variable interest rates or rates that the Company believes approximate current market rates and, accordingly, the carrying value is a reasonable estimate of its fair value.

LBI MEDIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002

Short-Term Investments

The Company holds investments in marketable equity securities which have been classified by management as available for sale. Securities classified as available for sale are carried at fair value, which is based on quoted market prices. Unrealized holding gains and losses are excluded from net income (loss) and are recorded as accumulated other comprehensive income or loss.

Program Rights

Program rights are stated at the lower of unamortized cost or estimated net realizable value. Program rights, together with the related liabilities, are recorded when the license period begins and the program becomes available for broadcast. Program rights are amortized using the straight-line method over the license term. Program rights expected to be amortized in the succeeding year and program rights payable due within one year are classified as current assets and current liabilities, respectively.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over estimated useful lives as follows:

Buildings and building improvements	20 years
Antennae, towers and transmitting equipment	12 years
Studio and production equipment	10 years
Record and tape libraries	10 years
Computer equipment and software	3 years
Office furnishings and equipment	5 years
Automobiles	5 years

The carrying value of property and equipment is evaluated periodically in relation to the operating performance and anticipated future cash flows of the underlying radio and television stations for indicators of impairment. When indicators of impairment are present and the undiscounted cash flows estimated to be generated from these assets are less than the carrying value of these assets, an adjustment to reduce the carrying value to the fair market value of the assets is recorded, if necessary. The fair market value of the assets is determined by using current broadcasting industry equipment prices, solicited current market data from dealers of used broadcast equipment and used equipment price lists, catalogs and listings in trade magazines and publications. No adjustments to the carrying amounts of property and equipment have been made during 2000, 2001 and 2002.

Broadcast Licenses

Broadcast licenses acquired in conjunction with the acquisition of various radio and television stations were amortized over estimated useful lives ranging from 20 to 40 years, using the straight-line method through December 31, 2001. Beginning January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (SFAS 142). Under SFAS 142, which was issued by the Financial Accounting Standards Board (FASB) in June 2001, companies are required to stop amortizing all goodwill and other intangible assets with indefinite lives (such as broadcast licenses). Instead, SFAS 142 requires that goodwill and intangible assets with indefinite lives be reviewed for impairment upon adoption of SFAS 142

LBI MEDIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002

and at least annually thereafter. Other intangible assets will continue to be amortized over their estimated useful lives. The Company believes its broadcast licenses have indefinite useful lives given that they are expected to indefinitely contribute to the future cash flows of the Company and that they may be continually renewed without substantial cost to the Company.

Upon adoption of SFAS 142 in the first quarter of 2002, the Company recorded a noncash charge of $8,106,000 million to reduce the carrying value of certain of its broadcast licenses, which resulted primarily from the effects of increased competition in the stations’ respective markets. Such charge is reflected as a cumulative effect of an accounting change in the accompanying consolidated statement of operations for the year ended December 31, 2002. In the third quarter of 2002, the Company recorded an additional $1,750,000 million noncash impairment write-down relating to one of its broadcast licenses. In calculating the impairment charges, the fair value of the Company’s broadcast licenses was determined using the discounted cash flow approach. This approach requires the projection of future cash flows and the restatement of these cash flows into their present valuation equivalent through the use of a discount rate.

A reconciliation of reported net income to net income adjusted to reflect the impact of the discontinuance of amortization of broadcast licenses for the years ended December 31, 2000, and 2001, is as follows:

	Year Ended December 31,
	2000	2001
Reported net income	$15,453,459	$1,789,470
Add back: Broadcast license amortization	2,530,799	6,218,025

Adjusted net income	$17,984,258	$8,007,495

The carrying value of broadcast licenses is evaluated periodically in relation to the operating performance and anticipated future cash flows of the underlying radio and television stations for indicators of impairment. If indicators of impairment were identified and the undiscounted cash flows estimated to be generated from these assets were less than the carrying value, an adjustment to reduce the carrying value to the fair market value of the assets would be recorded, if necessary. No adjustments to the carrying amounts of broadcast licenses for impairment were made during 2000 or 2001.

Accumulated amortization of broadcast licenses totaled approximately $17,696,000 at December 31, 2001 and 2002.

Barter Transactions

Included in the consolidated statements of operations are nonmonetary transactions arising from the trading of advertising time for merchandise and services. Barter revenues and expenses are recorded at the fair market value of the goods or services received when the commercial is broadcast. The Company recognizes barter revenues when the commercial is broadcast. Barter expenses are recorded at the same time as barter revenue, which approximates the date the expenses were incurred. Barter revenue and expense totaled $1,061,000, $773,000 and $638,000 for the years ended December 31, 2000, 2001 and 2002, respectively.

Deferred Financing Costs

Financing costs are amortized using the straight-line method over the terms of the related credit facilities. Amortization of such costs is included in interest expense in the accompanying consolidated statements of operations.

LBI MEDIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002

In connection with the refinancing of the Company’s credit facilities on March 20, 2001 (see Note 6), the Company wrote off to interest expense unamortized deferred financing costs of approximately $1,869,000.

In connection with the refinancing of the Company’s credit facilities on July 9, 2002 (see Note 6), the Company wrote off to interest expense unamortized deferred financing costs of approximately $6,086,000.

Revenue Recognition

Broadcasting revenues from local and national commercial advertising are recognized when the advertisements are broadcast. Revenues from renting airtime are recognized when such time is made available to the customer.

Revenue from the rental of studio facilities is recognized as such facilities are utilized.

Income Taxes

The Company is a “qualified S subsidiary” for federal and California income tax purposes. As such, the Company is deemed to be part of its Parent, an “S Corporation,” for tax purposes, and the taxable income of the Company is required to be reported by the stockholders of the Parent on their respective federal and state income tax returns. California assesses a 1.5% tax on all “S Corporations” subject to certain minimum taxes. Deferred taxes provided by the Company relate to the 1.5% tax on certain temporary differences primarily related to depreciation, amortization, and gain deferral on prior sales.

Advertising Costs

Advertising costs are expensed as incurred. The accompanying consolidated statements of operations include advertising costs (included in promotional expenses) of approximately $1,399,000, $1,296,000 and $440,000 for the years ended December 31, 2000, 2001 and 2002, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company sells broadcast time to a diverse customer base including advertising agencies and other direct customers. The Company performs credit evaluations of its customers and generally does not require collateral. The Company maintains allowances for potential losses and such losses have been within management’s expectations.

Reclassifications

Certain reclassifications have been made to the December 31, 2000 and 2001 consolidated financial statements to conform with the December 31, 2002 presentation.

LBI MEDIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002

Comprehensive Income (Loss)

For the years ended December 31, 2000, 2001 and 2002, comprehensive income (loss) amounted to $15,302,964, $1,901,944 and $(7,936,972), respectively.

Recent Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 141, “Business Combinations” (SFAS 141). SFAS 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. The adoption of SFAS 141 did not have a material impact on the Company’s financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS No. 144). SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. SFAS No. 144 requires companies to separately report discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The Company adopted SFAS No. 144 on January 1, 2002. The adoption of the new standard did not have a material impact on the results of operations or financial position of the Company.

2.    Acquisitions

On October 11, 2002, the Company completed its acquisition of selected assets of KQQK-FM, licensed in Houston, Texas, pursuant to an asset purchase agreement, dated as of April 5, 2002, between the Company and El Dorado Communications, Inc. and certain of its affiliates (“El Dorado”), as amended on October 8, 2002. The aggregate purchase price was approximately $25,633,000, including acquisition costs of approximately $1,706,000. The Company changed the format, customer base, and employee base of the acquired station and allocated the purchase price as follows:

Broadcast license	$25,238,000
Property and equipment	395,000

$25,633,000

Pursuant to another asset purchase agreement dated April 5, 2002, between the Company and El Dorado, as amended on October 8, 2002, the Company also agreed to acquire selected assets of radio station KEYH-AM, licensed in the Houston, Texas market. El Dorado has operated KEYH-AM under time brokerage agreements since 1995 and has exercised an option to purchase the radio station. The Company completed its purchase of KEYH-AM on April 22, 2003 for a purchase price of approximately $6.1 million (including acquisition costs of $0.4 million) (see Note 12). The Company began to operate KEYH-AM on May 20, 2002 under a time brokerage agreement, and has significantly changed the format, customer base, revenue stream and employee base of the station.

On October 11, 2002, the Company also completed its acquisition of selected assets of KIOX-FM and KXGJ-FM, licensed to El Campo and Bay City, Texas, respectively, for an aggregate purchase price of

LBI MEDIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002

approximately $3,429,000, including acquisition costs of approximately $283,000. The Company changed the format, customer base, and employee base of the acquired stations and allocated the purchase price as follows:

Broadcast licenses	$1,645,000
Property and equipment	1,784,000

$3,429,000

On December 19, 2002, the Company entered into an agreement to purchase selected assets of radio station KMXN-FM, licensed in Garden Grove, California, for an aggregate purchase price of $35.0 million. At the same time, the Company entered into a time brokerage agreement to operate the station until the purchase is completed. The Company expects to complete the acquisition in the second quarter of 2003, subject to closing conditions specified in the asset purchase agreement.

As of December 31, 2002, the Company had deposited $2,500,000 into escrow and incurred acquisition costs of approximately $476,000 relating to the above pending acquisitions.

On March 20, 2001, the Company acquired selected assets of five radio stations and one television station in the Houston, Texas market for an aggregate purchase price of approximately $103,928,000, including acquisition costs of approximately $2,928,000. The Company changed the format, customer base, and employee base of the acquired stations, and allocated the purchase price as follows:

Broadcast licenses	$97,716,000
Property and equipment	6,212,000

$103,928,000

3.    Property and Equipment

Property and equipment consist of the following:

	December 31,
	2001	2002
Land	$14,241,494	$14,078,494
Building and building improvements	16,560,553	14,838,783
Antennae, towers and transmitting equipment	10,588,453	16,930,295
Studio and production equipment	6,265,205	7,861,298
Record and tape libraries	100,560	193,251
Computer equipment and software	840,494	1,122,200
Office furnishings and equipment	929,068	1,080,134
Automobiles	117,672	420,667
Construction in progress	4,228,445	2,240,147

	53,871,944	58,765,269
Less accumulated depreciation	(7,054,735)	(9,721,002)

	$46,817,209	$49,044,267

LBI MEDIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002

At December 31, 2001 and 2002, construction in progress related to development of digital television facilities and construction of building improvements.

4.    Easement Property

As part of the agreement to purchase the assets of KHJ-AM in 1990, the Company acquired an option to purchase certain easement property. The option gave the Company the right to purchase the property during certain option periods for a period of up to 30 years, at a rate varying from 60% to 75% of the appreciation of the property over the original agreed-upon fair market value of the property. The easement option was being amortized on a straight-line basis over the option period. Amortization of the easement option totaled approximately $432,000 and $108,000 during 2000 and 2001, respectively.

On March 20, 2001, the Company exercised its easement option by tendering the option and paying an additional $2,983,000. The unamortized value of the easement and the additional amount paid by the Company is included in property and equipment (land) in the accompanying consolidated financial statements as of December 31, 2001.

5.    Notes Payable to Related Parties

Notes payable to related parties, totaling approximately $1,862,000 at December 31, 2001, bore interest at the applicable federal rate (4.99% at December 31, 2001) and were payable on demand. The notes were subordinate to the New Revolver, New Term Loans, and New Senior Notes. These notes were repaid with proceeds from the 2002 Revolver and the offering of the Senior Subordinated Notes in July 2002 (see Note 6).

6.    Long-Term Debt

Long-term debt consists of the following (excluding the debt of the Company’s Parent—see discussion below):

	December 31,
	2001	2002
New Revolver	$4,500,000	$—
2002 Revolver	—	90,000,000
New Term Loans	165,000,000	—
New Senior Notes	44,437,891	—
Senior Subordinated Notes	—	150,000,000
Empire Note	2,968,326	2,829,611

	216,906,217	242,829,611
Less current portion	(10,292,061)	(154,093)

	$206,614,156	$242,675,518

In July 1999, the Company issued an installment note payable to a bank for $3,250,000 (Empire Note) which bears interest at the rate of 8.13% per annum. The Empire Note is payable in monthly principal and interest payments of $31,530 through August 2014. The borrowings under the Empire Note are secured by substantially all of the Empire assets.

LBI MEDIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002

On March 20, 2001, the Company entered into a credit agreement providing for a reducing revolver (New Revolver) which allowed the Company to borrow up to $25 million and an aggregate of $165 million in term loans (New Term Loans). The New Revolver was scheduled to mature on December 31, 2007, and was secured by substantially all the Company’s assets. Commencing on June 30, 2002, the New Revolver commitment reduces in quarterly installments. The New Term Loans amortized in specified installments, payable each fiscal quarter, commencing June 30, 2002, with all unpaid amounts due on June 30, 2008. Borrowings under the New Revolver and New Term Loans bore interest, based on the election of the Company, at either the base rate (as defined) or the LIBOR rate, in each case plus the applicable margin stipulated in the agreement ranging from .50% to 4.00% based on certain leverage ratios, as defined in the agreement.

On March 20, 2001, LBI Intermediate Holdings, Inc. issued $40 million in senior notes with an original maturity date of March 20, 2009 (New Senior Notes). Interest on the New Senior Notes accrued at either the rate of 20% per annum (if paid in cash on or prior to March 20, 2006), or 21% per annum (if not paid in cash on or prior to March 20, 2006), and is payable semiannually in arrears on March 31 and September 30 of each year. At the Company’s option, payment of interest could be made through the issuance of secondary notes. However, one-half of the interest due on each of March 31, 2005, and September 30, 2006, was required to be paid in cash. Interest payments made after September 30, 2006, were to be made at least one-half in cash, with the remaining one-half payable in cash to the extent the Company had excess cash flow as defined in the agreement.

On July 9, 2002, the Company issued $150.0 million of Senior Subordinated Notes due 2012 (Senior Subordinated Notes), entered into a new $160.0 million senior revolving credit facility (2002 Revolver), repaid the New Revolver and the New Term Loans and loaned approximately $54.3 million to LBI Intermediate Holdings, Inc. pursuant to an intercompany note. The proceeds of the intercompany note were used to repay the New Senior Notes (including a $2.5 million early redemption penalty that is included in interest expense). After such repayment, the Company merged with and into LBI Intermediate Holdings, Inc., at which time the intercompany note was canceled.

The Senior Subordinated Notes bear interest at the rate of 10 1/8% per annum, and interest payments are to be made on a semi-annual basis each January 15 and July 15. The Company is a holding company that has no independent assets or operations. All of the Company’s subsidiaries are wholly owned and provided full and unconditional joint and several guarantees of the Senior Subordinated Notes. The indenture governing the Senior Subordinated Notes contains certain restrictive covenants that, among other things, limit the Company’s ability to borrow under the 2002 Revolver. The Company may borrow up to $150.0 million under the 2002 Revolver without restrictions, but any amount over $150.0 million will be subject to the Company’s compliance with a specified leverage ratio (as defined in the indenture of the Senior Subordinated Notes). As of December 31, 2002, the Company had $80.0 million of available borrowing capacity. Of the $80.0 million available borrowing capacity, the Company could borrow up to $60.0 million without having to meet the restrictions contained in the indenture governing the Senior Subordinated Notes and remain in compliance with the covenant restrictions contained under the 2002 Revolver. The indenture also limits the Company’s ability to pay dividends.

Amounts available under the 2002 Revolver will begin decreasing quarterly, commencing on June 30, 2005 and continuing until maturity on September 30, 2009. Borrowings under the 2002 Revolver bear interest at the election of the Company, based on either the base rate (as defined in the senior credit agreement) or the LIBOR rate, in each case plus the applicable margin stipulated in the agreement ranging from 0.25% to 3.00% based on certain leverage ratios, as determined in the senior credit agreement, and are collateralized by substantially all of the Company’s assets. The 2002 Revolver bears interest at floating rates (4.01% at December 31, 2002) and matures on September 30, 2009. The Company may increase its borrowing capacity under the 2002 Revolver by an additional $40.0 million ($30.0 million after the increase in the Company borrowing capacity described

LBI MEDIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002

below), subject to participation by its existing lenders or new lenders acceptable to the administrative agent under the 2002 Revolver and subject to restrictions in the indenture relating to its Senior Subordinated Notes. On August 16, 2002, the Company’s borrowing capacity under the 2002 Revolver was increased by $10.0 million to $170.0 million.

The 2002 Revolver contains customary restrictive covenants that, among other things, limit the Company’s ability to incur additional indebtedness and liens in connection therewith, pay dividends and make capital expenditures above certain limits. Under the 2002 Revolver, the Company must also maintain specified financial ratios, such as a maximum total leverage ratio, a maximum senior leverage ratio, a minimum ratio of EBITDA (as defined in the senior credit agreement) to interest expense and a minimum ratio of EBITDA (as defined in the senior credit agreement) to fixed charges.

In connection with the above refinancings, the Company expensed approximately $6.1 million of previously deferred financing costs relating to the New Revolver, the New Term Loans and the New Senior Notes in July 2002.

In addition, the Company loaned approximately $1.9 million to a stockholder of the Parent at the time of the refinancings. The loan matures in 2009 and bears interest at the applicable federal rate. The Company also repaid notes payable to the stockholders of the Parent of approximately $1.9 million.

The 2002 Revolver and Senior Subordinated Notes contain certain financial and nonfinancial covenants including restrictions on the Company’s ability to pay dividends. At December 31, 2002, the Company was in compliance with all such covenants.

As of December 31, 2002, the Company’s long-term debt had scheduled repayments for each of the next five years as follows:

2003	$154,093
2004	166,515
2005	181,248
2006	196,598
2007	213,250
Thereafter	241,917,907

$242,829,611

The above table does not include interest payments and scheduled repayments relating to debt of the Company’s Parent and does not include any deferred compensation amounts the Company may ultimately pay. Pursuant to SEC guidelines, such debt of the Company’s Parent is not reflected in the Company’s financial statements as (a) the Company will not assume the debt of the Parent, either presently or in a planned transaction in the future; (b) the proceeds from the offering of $150 million of Senior Subordinated Notes due 2012 (see below) were not used to retire all or a part of the Parent’s debt; and (c) the Company does not guarantee or pledge its assets as collateral for the Parent’s debt. The Company’s Parent is a holding company that has no assets, operations or cash flows other than its investment in the Company. Accordingly, funding from the Company will be required for the Parent to repay its debt. The Parent’s debt, which is subordinate in right of payment to the 2002 Revolver and Senior Subordinated Notes, is described below.

LBI MEDIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002

On March 20, 2001, the Parent entered into an agreement whereby, in exchange for $30 million, it issued junior subordinated notes (Parent Subordinated Notes) and warrants to the holders of the Parent Subordinated Notes to initially acquire 14.02 shares (approximately 6.55%) of the Parent’s common stock at an initial exercise price of $.01 per share. In connection with the refinancing in July 2002 described above, the Parent amended the terms of the Parent Subordinated Notes and the related warrants. The following information gives effect to such amendment. The Parent Subordinated Notes initially bear interest at 9% per year and will bear interest at 13% per year beginning September 9, 2009. The Parent Subordinated Notes will mature on the earliest of (i) July 9, 2013, (ii) their acceleration following the occurrence and continuance of a material event of default (as defined in the agreement), (iii) a merger, sale or similar transaction involving the Parent or substantially all of the subsidiaries of the Parent, (iv) a sale or other disposition of a majority of the Parent’s issued and outstanding capital stock or other rights giving a third party a right to elect a majority of the Parent’s board of directors, and (v) the date on which the warrants issued in connection with the Parent Subordinated Notes are repurchased pursuant to the call options applicable to such warrants. Interest is not payable until maturity.

The warrants will expire on the earlier of (i) the later of (a) January 9, 2015, and (b) the date which is six months from the payment in full of all outstanding principal and interest on the Parent Subordinated Notes or (ii) the closing of an underwritten public equity offering in which the Parent raises at least $25 million (subject to extension in certain circumstances).

A performance-based adjustment may increase or decrease the number of shares issued upon exercise of the warrants based on the Parent’s future consolidated broadcast cash flow (as defined). Upon the maturity date of the Parent Subordinated Notes, the payment in full of the Parent Subordinated Notes and the repurchase of the warrants, a change in control of the Parent or the exercise of the call or put options described below, the number of shares issuable upon the exercise of the warrants at the time of such event will be decreased by multiplying such number of shares by .9367, if the Parent achieves consolidated broadcast cash flow for the trailing 12 months in excess of 125% of its budgeted forecasts and in the case of the sale of the Parent, its total fair market value is greater than 13 times consolidated broadcast cash flow for the trailing 12 months. The number of shares issuable upon the exercise of the warrants will be increased by multiplying such number of shares by 1.0633, if the Parent achieves consolidated broadcast cash flow less than 75% of its budgeted plan for the trailing 12 months and in the case of the sale of the Parent, its total fair market value is less than 15 times consolidated broadcast cash flow for the trailing 12 months.

The warrants contain a put right and a call right as described below. If either of these rights is exercised, it could require a significant amount of cash from the Company to repurchase the warrants, since the Parent is a holding company that has no operations or assets, other than its investment in the Company, and is dependent on the Company for cash flow. However, the Company has no legal obligation to provide that funding.

Put Right:    The warrant holders have a “put right,” which entitles them at any time on or after the maturity date of the Parent Subordinated Notes to require the Parent to repurchase the warrants, or if the warrants have been exercised, the stock issued pursuant to the warrants, at the fair market value of the stock/warrants (the fair market value is subject to certain adjustments).

Call Right:    If the Parent proposes an acquisition with a valuation of at least $5 million in connection with which any proposed financing source reasonably requires in good faith, as a condition of financing and/or permitting the acquisition, an amendment to the maturity date of the notes and a majority of the holders of the Parent Subordinated Notes do not agree to such amendment, the Parent has the right to purchase the warrants (or related stock, if the warrants have been issued) at fair market value, in connection with its payment in full of the aggregate of principal and interest outstanding under the Parent Subordinated Notes.

LBI MEDIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002

Based on the relative fair values at the date of issuance, the Parent allocated $13.6 million to the Parent Subordinated Notes and $16.4 million to the warrants. These fair values were determined by using the income and market valuation approaches. The income approach analyzes future revenues and discounts them to arrive at a current estimated fair value. The market approach uses recent sales and offering prices of similar properties to determine estimated fair value. The Parent Subordinated Notes will be accreted through July 9, 2013, up to their $30 million redemption value; such accretion (approximately $2,556,000 and $940,000 for the years ended December 31, 2001 and 2002, respectively) is recorded as additional interest expense by the Parent. In the financial statements of the Parent, the warrants will be stated at fair value each reporting period, with subsequent changes in fair value being recorded as deferred financing costs and amortized to interest expense over the remaining life of the Parent Subordinated Notes.

7.    Commitments and Contingencies

Leases

The Company leases the land, tower and/or studio space for certain stations under noncancelable operating leases that expire at various times through 2017, with some having renewal options, generally for one to five years. Rental expenses under these agreements totaled approximately $151,000, $559,000 and $885,000 during the years ended December 31, 2000, 2001 and 2002, respectively.

Future minimum lease payments by year and in the aggregate, under noncancelable operating leases, consist of the following at December 31, 2002:

2003	$1,026,000
2004	838,000
2005	852,000
2006	854,000
2007	864,000
Thereafter	5,196,000

$9,630,000

Deferred Compensation

The Company’s Parent has entered into employment agreements with certain employees. The services required under the employment agreements are rendered to the Company, and payment of amounts due under the employment agreements is made by the Company. Accordingly, the Company has reflected amounts due under the employment agreements in its financial statements. In addition to annual compensation and other benefits, these agreements provide the employees with the ability to participate in the increase of the “net value” (as defined) of the Parent over certain base amounts (Incentive Compensation). There are two components of Incentive Compensation: (i) a component that vests in varying amounts over time; and (ii) a component that vests upon the attainment of certain performance measures. The time vesting component is accounted for over the vesting periods specified in the employment agreements. Performance based amounts are accounted for at the time it is considered probable that the performance measures will be attained.

The employment agreements contain provisions which allow for limited accelerated vesting in the event of a change in control of the Parent (as defined). Unless there is a change in control of the Parent (as defined), the

LBI MEDIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002

“net value” (as defined) of the Parent is to be determined on December 31, 2005, December 31, 2006 or December 31, 2009 (depending upon the particular employment agreement). Any Incentive Compensation amounts due are required to be paid within thirty days after the date the “net value” of the Parent is determined. If the Parent is publicly traded, the employee may elect to receive all or a portion of the deferred compensation award in the form of common stock of the Parent.

At December 31, 2001 and 2002, the “net value” of the Parent exceeded the base amounts set forth in certain of the respective employment agreements, and the employees had vested in approximately $2,638,000 and $6,280,000, respectively, of Incentive Compensation. As a part of the calculation of this incentive compensation, the Company used the income and market valuation approaches to determine the “net value” of the Parent. The income approach analyzes future revenues and discounts them to arrive at a current estimated fair value. The market approach uses recent sales and offering prices of similar properties to determine estimated fair value. The base amounts were negotiated with each employee at the time the employment agreement was entered into. Such amounts are shown as deferred compensation in the accompanying consolidated balance sheets; the related expense is shown as noncash employee compensation in the accompanying consolidated statements of operations.

At December 31, 2002, neither the Company nor Parent had funded any portion of the deferred compensation liability.

Litigation

The Company is subject to pending litigation arising in the normal course of its business. While it is not possible to predict the results of such litigation, management does not believe the ultimate outcome of these matters will have a materially adverse effect on the Company’s financial position or results of operations.

8.    Parent Stock Repurchase Agreement

In January 1998, the Parent and its stockholders entered into a stock repurchase agreement whereby in the event any stockholder of the Parent dies or seeks to dispose of their stock, the Parent and remaining stockholders of the Parent will have the right to acquire such stock. The purchase price of the stock shall be the lesser of the offer price or a price agreed upon by the stockholders of the Parent as of January 1998 (subject to adjustment every three years). The payment for such a purchase can be cash or in the form of a nonnegotiable promissory note, which can only be paid off in the event the Parent has satisfied its existing senior debt obligations.

9.    Related Party Transactions

The Company’s national sales representative is an entity owned by the stockholders of the Parent. The Company was charged approximately $1,078,000, $589,000 and $1,339,000 from this entity during the years ended December 31, 2000, 2001 and 2002, respectively. Such amounts, which the Company believes represent market rates, are included in selling expenses in the accompanying consolidated statements of operations.

The Company owed its national sales representative approximately $100,000 and $134,000 as of December 31, 2001 and 2002, respectively. Such amounts are included in amounts due to related parties in the accompanying consolidated balance sheets.

The Company had approximately $508,000 and $2,541,000 due from stockholders of its Parent and from affiliated companies at December 31, 2001 and 2002, respectively. The Company loaned approximately $1,917,000 to a stockholder of the Parent in July 2002. These loans bear interest at the applicable federal rate and

LBI MEDIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002

mature through July 2009. Additionally, at the direction of the stockholders of its Parent the Company has made advances to certain employees, organizations and individuals totaling approximately $905,000 and $1,360,000 at December 31, 2001 and 2002, respectively. These loans and advances, plus accrued interest, are included in amounts due from related parties, notes receivable from related parties and employee advances in the accompanying consolidated balance sheets.

10.    Defined Contribution Plan

In 1999, the Company established a 401(k) defined contribution plan (the Plan), which covers all eligible employees (as defined in the Plan). Participants are allowed to make nonforfeitable contributions up to 15% of their annual salary, including commissions, up to the maximum IRS allowable amount. The Company is allowed to contribute a discretionary amount to the Plan. For the years ended December 31, 2001 and 2002, the Company made no discretionary contributions to the Plan.

11.    Segment Data

SFAS No. 131, “Disclosures About Segments of an Enterprise and Related Information,” requires companies to provide certain information about their operating segments. The Company has two reportable segments—radio operations and television operations.

Management uses operating income before depreciation, amortization, impairment of broadcast license and noncash employee compensation as its measure of profitability for purposes of assessing performance and allocating resources.

LBI MEDIA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002

	Year Ended December 31,
	2000	2001	2002
Net revenues:
Radio operations	$28,709,549	$31,585,340	$39,310,629
Television operations	21,842,590	28,071,764	31,685,174

Consolidated net revenues	$50,552,139	$59,657,104	$70,995,803

Operating expenses, excluding depreciation, amortization, impairment of broadcast license and noncash employee compensation:
Radio operations	$13,185,166	$14,454,498	$18,624,114
Television operations	9,364,624	12,288,925	15,157,535

Consolidated operating expenses, excluding depreciation, amortization, impairment of broadcast license and noncash employee compensation	$22,549,790	$26,743,423	$33,781,649

Operating income before depreciation, amortization, impairment of broadcast license and noncash employee compensation:
Radio operations	$15,524,383	$17,130,842	$20,686,515
Television operations	12,477,966	15,782,839	16,527,639

Consolidated operating income before depreciation, amortization, impairment of broadcast license and noncash employee compensation	$28,002,349	$32,913,681	$37,214,154

Depreciation expense:
Radio operations	$534,049	$875,595	$1,420,681
Television operations	1,140,466	1,471,570	1,710,420

Consolidated depreciation expense	$1,674,515	$2,347,165	$3,131,101

Amortization expense:
Radio operations	$1,430,582	$2,802,384	$—
Television operations	1,532,217	3,523,641	—

Consolidated amortization expense	$2,962,799	$6,326,025	$—

Impairment of broadcast license:
Television operations	$—	$—	$1,750,000

Consolidated impairment of broadcast license	$—	$—	$1,750,000

Noncash employee compensation:
Radio operations	$1,240,000	$1,398,000	$3,642,000

Consolidated noncash employee compensation	$1,240,000	$1,398,000	$3,642,000

Operating income:
Radio operations	$12,319,752	$12,054,863	$15,623,834
Television operations	9,805,283	10,787,628	13,067,219

Consolidated operating income	$22,125,035	$22,842,491	$28,691,053

Total assets:
Radio operations	$66,692,044	$113,328,549	$139,158,708
Television operations	70,108,195	125,529,038	125,100,315
Corporate	3,445,151	9,541,945	9,707,497

Total consolidated assets	$140,245,390	$248,399,532	$273,966,520

Reconciliation of operating income before depreciation, amortization, impairment of broadcast license and noncash employee compensation to income before income taxes and cumulative effective of accounting change:

Operating income before depreciation, amortization, impairment of broadcast license and noncash employee compensation	$28,002,349	$32,913,681	$37,214,154
Depreciation	(1,674,515)	(2,347,165)	(3,131,101)
Amortization	(2,962,799)	(6,326,025)	—
Impairment of broadcast license	—	—	(1,750,000)
Noncash employee compensation	(1,240,000)	(1,398,000)	(3,642,000)
Interest expense	(6,837,540)	(21,446,072)	(28,195,902)
Interest and other income	240,238	473,634	137,750
Loss on sale of property and equipment	—	—	(388,169)

Income before income taxes and cumulative effect of accounting change	$15,527,733	$1,870,053	$244,732

12.    Events (Unaudited) Subsequent to the Date of the Independent Auditor’s Report

On April 22, 2003, the Company completed the acquisition of selected assets of KEYH-AM, licensed in Houston, Texas, for an aggregate purchase price of approximately $6.1 million (including acquisition costs of $0.4 million).

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained in this prospectus. You must not rely upon any information or representation not contained in this prospectus as if we had authorized it. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which it relates, nor does this prospectus constitute an offer to sell or a solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

TABLE OF CONTENTS

Prospectus

Until July 30, 2003, all dealers effecting transactions in the exchange notes, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotment or subscriptions.

LBI Media, Inc.

Offer to Exchange

$150,000,000 principal amount of its 10 1/8% Senior Subordinated Notes due 2012 that have been registered under the Securities Act of 1933, as amended, for any and all of its outstanding 10 1/8% Senior Subordinated Notes due 2012

PROSPECTUS

May 1, 2003